SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2014

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 23, 2014
KT Corporation

By:	/s/ Youngwoo Kim
Name:	Youngwoo Kim
Title:	Vice President

By:	/s/ Jungsup Jung
Name:	Jungsup Jung
Title:	Team Leader

Report of Independent Auditors

To the Board of Directors and Shareholders of

KT Corporation

We have audited the accompanying consolidated statements of financial position of KT Corporation (“the Controlling Company”) and its subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the years then ended, expressed in Korean won. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements, referred to above, present fairly, in all material respects, the financial position of KT Corporation and its subsidiaries as of December 31, 2013 and 2012, and their financial performance and cash flows for the years then ended, in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”).

Auditing standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report is for use by those who are informed about Korean auditing standards and their application in practice.

Samil PricewaterhouseCoopers

Seoul, Korea

March 13, 2014

This report is effective as of March 13, 2014, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

KT Corporation and Subsidiaries

Consolidated Statements of Financial Position

December 31, 2013 and 2012

(in millions of Korean won)	Notes	2013		2012

Assets

Current assets
Cash and cash equivalents	4, 5	￦	2,070,869	￦	2,057,613
Trade and other receivables	4, 6		5,292,747		5,907,508
Short-term loans	4, 7		838,724		668,113
Current finance lease receivables	4, 21		294,208		339,846
Other financial assets	4, 8		480,062		245,985
Current income tax assets			35,273		862
Inventories, net	9		614,062		935,033
Other current assets	10		342,504		362,459

Total current assets			9,968,449		10,517,419

Non-current assets
Trade and other receivables, net	4, 6		813,471		1,072,966
Long-term loans, net	4, 7		509,873		512,587
Non-current finance lease receivables	4, 21		415,729		521,809
Other financial assets	4, 8		672,645		672,475
Property and equipment	11, 21		16,386,964		15,806,366
Investment property	12		1,105,495		1,155,213
Intangible assets	13		3,827,393		3,213,638
Investments in jointly controlled entities and associates	14		363,903		379,495
Deferred income tax assets	31		701,563		610,762
Other non-current assets	10		81,048		95,178

Total non-current assets			24,878,084		24,040,489

Total assets		￦	34,846,533	￦	34,557,908

KT Corporation and Subsidiaries

Consolidated Statements of Financial Position

December 31, 2013 and 2012

(in millions of Korean won)	Notes	2013		2012

Liabilities and Equity

Current liabilities
Trade and other payables	4, 15	￦	7,413,823	￦	7,221,302
Current finance lease liabilities	4, 21		19,487		14,033
Borrowings	16		3,020,706		3,197,029
Other financial liabilities	4, 8, 20		56,190		71,983
Current income tax liabilities			99,848		143,741
Provisions	17		114,755		205,591
Deferred revenue			143,601		170,682
Other current liabilities	10		319,328		242,405

Total current liabilities			11,187,738		11,266,766

Non-current liabilities
Trade and other payables	4, 15		1,058,884		701,360
Non-current finance lease liabilities, net	4, 21		48,723		27,613
Borrowings	16		8,463,187		8,239,090
Other financial liabilities	4, 8, 20		184,112		69,813
Defined benefit liabilities, net	18		586,083		549,243
Provisions	17		133,561		149,940
Deferred revenue			147,837		157,395
Deferred income tax liabilities	31		169,498		137,287
Other non-current liabilities	10		2,000		41,426

Total non-current liabilities			10,793,885		10,073,167

Total liabilities			21,981,623		21,339,933

Equity attributable to owners of the Parent Company

Capital stock	22		1,564,499		1,564,499
Share premium			1,440,258		1,440,258
Retained earnings	23		10,046,883		10,646,383
Accumulated other comprehensive income	24		24,538		1,325
Other components of equity	24, 25		(1,320,943)		(1,343,286)

			11,755,235		12,309,179

Non-controlling interest			1,109,675		908,796

Total equity			12,864,910		13,217,975

Total liabilities and equity		￦	34,846,533	￦	34,557,908

The accompanying notes are an integral part of these consolidated financial statements.

KT Corporation and Subsidiaries

Consolidated Statements of Income

Years ended December 31, 2013 and 2012

(in millions of Korean won, except per share amounts)
	Notes	2013		2012
Continuing Operations
Operating revenue	4, 14, 26, 27	￦	23,810,599	￦	23,856,375
Operating expenses	4, 14, 28		22,971,256		22,647,142

Operating profit			839,343		1,209,233
Other income	29		329,208		787,397
Other expenses	29		(822,797)		(316,531)
Finance income	30		279,349		498,657
Finance costs	30		(636,962)		(781,993)
Income from jointly controlled entities and associates	14		6,601		18,079

Profit(loss) from continuing operations before income tax			(5,258)		1,414,842
Income tax expense	31		54,993		277,869

Profit for the year from the continuing operations			(60,251)		1,136,973

Discontinued Operations
Loss from discontinued operations			—		(31,534)

Profit(loss) for the year		￦	(60,251)	￦	1,105,439

Profit(loss) for the year attributable to:
Equity holders of the Parent Company		￦	(162,437)	￦	1,046,127
Profit from continuing operations			(162,437)		1,075,694
Profit from discontinued operations			—		(29,567)
Non-controlling interest		￦	102,186	￦	59,312
Profit from continuing operations			102,186		61,279
Profit from discontinued operations			—		(1,967)
Earnings(loss) per share attributable to the equity holders of the Parent Company during the year (in won):
Basic earnings(loss) per share	32	￦	(666)	￦	4,296
From continuing operations			(666)		4,417
From discontinued operations			—		(121)
Diluted earnings(loss) per share	32	￦	(669)	￦	4,296
From continuing operations			(669)		4,417
From discontinued operations			—		(121)

The accompanying notes are an integral part of these consolidated financial statements.

KT Corporation and Subsidiaries

Consolidated Statements of Comprehensive Income

Years ended December 31, 2013 and 2012

(in millions of Korean won)
	Notes	2013		2012

Profit(loss) for the year		￦	(60,251)	￦	1,105,439
Other comprehensive income
Items not reclassifiable subsequently to profit or loss:
Remeasurements of the net defined benefit liability	18		56,583		(130,492)
Shares of remeasurement loss from jointly controlled entities and associates			(455)		(1,131)
Items reclassifiable subsequently to profit or loss:
Changes in value of available-for-sale financial assets	4, 8		49,778		23,952
Other comprehensive income from available-for sale financial assets reclassified to income			6,554		(4,865)
Net gains on cashflow hedges	4, 8		(72,303)		(129,290)
Other comprehensive income from cashflow hedges reclassified to income			67,607		154,867
Shares of other comprehensive income from jointly controlled entities and associates			2,896		(8,730)
Currency translation differences			(2,053)		(6,645)

Other comprehensive income after income tax for the year			108,607		(102,334)

Total comprehensive income for the year		￦	48,356	￦	1,003,105

Comprehensive income for the year attributable to:
Equity holders of the Parent Company			(82,045)		937,542
Non-controlling interest			130,401		65,563

The accompanying notes are an integral part of these consolidated financial statements.

KT Corporation and Subsidiaries

Consolidated Statements of Changes in Equity

Years ended December 31, 2013 and 2012

		Attributable to equity holders of the Parent Company
(in millions of Korean won)	Notes	Capital stock		Share premium		Retained earnings		Accumulated Other Comprehensive income (loss)		Other Components of equity		Total		Non-controlling interest		Total equity

Balance at January 1, 2012		￦	1,564,499	￦	1,440,258	￦	10,219,633	￦	(22,865)	￦	(1,497,289)	￦	11,704,236	￦	833,573	￦	12,537,809
Effect of changes in accounting policies	2.2		—		—		—		—		—		—		49,951		49,951

Restated balance			1,564,499		1,440,258		10,219,633		(22,865)		(1,497,289)		11,704,236		883,524		12,587,760
Comprehensive income
Profit for the year			—		—		1,046,127		—		—		1,046,127		59,312		1,105,439
Changes in value of available-for-sale financial assets	4		—		—		—		12,019		—		12,019		7,068		19,087
Remeasurements of the net defined benefit liability	18		—		—		(131,644)		—		—		(131,644)		1,152		(130,492)
Valuation gains(losses) on cashflow hedge	4		—		—		—		25,628		—		25,628		(51)		25,577
Shares of other comprehensive income of jointly controlled entities and associates			—		—		—		(8,440)		—		(8,440)		(290)		(8,730)
Shares of gain on remeasurements of jointly controlled entities and associates			—		—		(1,131)		—		—		(1,131)		—		(1,131)
Currency translation differences			—		—		—		(5,017)		—		(5,017)		(1,628)		(6,645)

Transactions with equity holders
Dividends			—		—		(486,602)		—		—		(486,602)		(11,455)		(498,057)
Disposal of treasury stock			—		—		—		—		13,353		13,353		—		13,353
Changes in consolidation scope			—		—		—		—		—		—		133,767		133,767
Change in ownership interest in subsidiaries			—		—		—		—		141,303		141,303		(163,404)		(22,101)
Others			—		—		—		—		(653)		(653)		801		148

Balance at December 31, 2012		￦	1,564,499	￦	1,440,258	￦	10,646,383	￦	1,325	￦	(1,343,286)	￦	12,309,179	￦	908,796	￦	13,217,975

Balance at January 1, 2013		￦	1,564,499	￦	1,440,258	￦	10,646,383	￦	1,325	￦	(1,343,286)	￦	12,309,179	￦	908,796	￦	13,217,975
Comprehensive income
Profit for the year			—		—		(162,437)		—		—		(162,437)		102,186		(60,251)
Changes in value of available-for-sale financial assets	4		—		—		—		32,098		—		32,098		24,234		56,332
Remeasurements of the net defined benefit liability	18		—		—		57,641		—		—		57,641		(1,058)		56,583
Valuation gains(losses) on cashflow hedge	4		—		—		—		(4,711)		—		(4,711)		15		(4,696)
Shares of other comprehensive income of jointly controlled entities and associates			—		—		—		2,570		—		2,570		326		2,896
Shares of gain on remeasurements of jointly controlled entities and associates			—		—		(462)		—		—		(462)		7		(455)
Currency translation differences			—		—		—		(6,744)		—		(6,744)		4,691		(2,053)

Transactions with equity holders
Dividends			—		—		(487,445)		—		—		(487,445)		(23,830)		(511,275)
Appropriations of loss on disposal of treasury stock			—		—		(6,796)		—		6,796		—		—		—
Changes in consolidation scope			—		—		—		—		—		—		9,452		9,452
Change in ownership interest in subsidiaries			—		—		—		—		14,150		14,150		85,971		100,121
Others			—		—		—		—		1,397		1,397		(1,115)		282

Balance at December 31, 2013		￦	1,564,499	￦	1,440,258	￦	10,046,884	￦	24,538	￦	(1,320,943)	￦	11,755,236	￦	1,109,675	￦	12,864,911

The accompanying notes are an integral part of these consolidated financial statements.

KT Corporation and Subsidiaries

Consolidated Statements of Cash Flows

Years ended December 31, 2013 and 2012

(in millions of Korean won)
	Notes	2013		2012

Cash flows from operating activities
Cash generated from operations	34	￦	4,677,260	￦	6,439,692
Interest paid			(546,802)		(561,378)
Interest received			194,065		208,640
Dividends received			24,641		17,742
Income tax paid			(238,091)		(379,211)

Net cash generated from operating activities			4,111,073		5,725,485

Cash flows from investing activities
Collection of loans			70,451		106,896
Origination of loans			(31,279)		(130,425)
Disposal of available-for-sale financial assets			78,811		113,068
Acquisition of available-for-sale financial assets					(86,622)
Disposal of investments in jointly controlled entities and associates			22,455		21,818
Acquisition of investments in jointly controlled entities and associates			(16,338)		(59,464)
Disposal of current and non-current financial instruments			319,465		362,481
Acquisition of current and non-current financial instruments			(588,893)		(511,914)
Disposal of property, equipment and investment property			100,469		618,786
Acquisition of property and equipment and investment property			(3,088,185)		(3,760,255)
Disposal of intangible assets			18,336		7,061
Acquisition of intangible assets			(549,967)		(526,878)
Increase in cash due to exclusion from consolidation scope			7,498		25,857
Increase(Decrease) in cash due to inclusion in consolidation scope			1,646		(31,588)

Net cash used in investing activities			(3,655,531)		(3,851,179)

KT Corporation and Subsidiaries

Consolidated Statements of Cash Flows

Years ended December 31, 2013 and 2012

Cash flows from financing activities
Proceeds from borrowings and bonds			6,199,601		4,258,995
Repayments of borrowings and bonds			(5,956,340)		(4,590,608)
Settlement of derivative assets and liabilities, net			(67,413)		39,001
Disposal of treasury stock			—		11,369
Cash inflow from consolidated capital transaction			34,581		7,232
Cash outflow from consolidated capital transaction			(4,107)		(315,356)
Dividends paid to shareholders			(511,275)		(498,057)
Decrease in finance leases liabilities			(6,841)		(190,380)

Net cash used in financing activities			(311,794)		(1,277,804)

Effect of exchange rate change on cash and cash equivalents			(3,440)		(1,038)

Net increase in cash and cash equivalents			140,308		595,464

Cash and cash equivalents
Beginning of the year	5		2,057,613		1,462,149

End of the year	5	￦	2,197,921	￦	2,057,613

The accompanying notes are an integral part of these consolidated financial statements.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

1.	General Information

The consolidated financial statements include the accounts of KT Corporation, which is the controlling company as defined under Korean IFRS 1110, Consolidated Financial Statements, and its 68 controlled subsidiaries as described in Note 1.2 (collectively referred to as the “Company”).

The Controlling Company

KT Corporation (the “Controlling Company”) commenced operations on January 1, 1982, when it spun off from the Korea Communications Commission (formerly the Korean Ministry of Information and Communications) to provide telephone services and to engage in the development of advanced communications services under the Act of Telecommunications of Korea. The headquarters are located in Seongnam City, Gyeonggi Province, Republic of Korea, and the address of its registered head office is 90, Buljeong-ro, Bundang-gu, Seongnam City, Gyeonggi Province.

On October 1, 1997, upon the announcement of the Government-Investment Enterprises Management Basic Act and the Privatization Law, the Controlling Company became a government-funded institution under the Commercial Code of Korea.

On December 23, 1998, the Controlling Company’s shares were listed on the Korea Exchange.

On May 29, 1999, the Controlling Company issued 24,282,195 additional shares and issued American Depository Shares (ADS), representing new shares and government-owned shares, at the New York Stock Exchange and the London Stock Exchange. On July 2, 2001, the additional ADS representing 55,502,161 government-owned shares were issued at the New York Stock Exchange and London Stock Exchange.

In 2002, the Controlling Company acquired the entire government-owned shares in accordance with the Korean government’s privatization plan. As of the end of the reporting period, the Korean government does not own any share in the Controlling Company.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

Consolidated Subsidiaries

The consolidated subsidiaries as of December 31, 2013, are as follows:

(in millions of Korean won)			Controlling percentage ownership[1]
Subsidiary	Type of Business	Location	(%)
KT Powertel Co., Ltd. [2]	Trunk radio system business	Domestic	44.8
KT ENS (formerly KT Networks Corporation)	Wire/wireless network construction and network infrastructure management	Domestic	100.0
KT Linkus Co. ,Ltd.	Public telephone maintenance	Domestic	93.8
KT Submarine Co., Ltd. [2]	Submarine cable construction and maintenance	Domestic	36.9
KT Telecop Co., Ltd.	Security service	Domestic	86.8
KT Hitel Co., Ltd.	Data communication	Domestic	63.7
KT Commerce Inc.	B2C, B2B service	Domestic	100.0
KT Capital Co., Ltd.	Financing service	Domestic	100.0
KT New Business Fund No.1	Investment fund	Domestic	100.0
Gyeonggi-KT Green Growth Fund	Venture investment of Green Growth Business	Domestic	56.5
KTC Media Contents Fund 2	New technology investment fund	Domestic	85.7
KT Strategic Investment Fund No.1	Investment fund	Domestic	100.0
KT Strategic Investment Fund No.2	Investment fund	Domestic	100.0
BC Card Co., Ltd.	Credit card business	Domestic	69.5
VP Inc.	Payment security service for credit card and etc.	Domestic	50.9
H&C Network	Call centre for financial sectors	Domestic	100.0
BC Card China Co., Ltd.	Research and development of calculation system and software	China	100.0
INITECH Co., Ltd.	Internet banking ASP and security solutions	Domestic	57.0
InitechSmartro Holdings Co., Ltd.	Holding company of Smartro Co., Ltd	Domestic	100.0
Smartro Co., Ltd.	VAN (Value Added Network) business	Domestic	81.1
Sidus FNH Corporation	Movie production	Domestic	72.4
Sofnics, Inc.	Software development and sales	Domestic	80.6
KTDS Co., Ltd.	System integration and maintenance	Domestic	95.3
KT M Hows Co., Ltd.	Mobile marketing	Domestic	51.0
KT M&S Co., Ltd.	PCS distribution	Domestic	100.0
KT Music Corporation	Online music production and distribution	Domestic	57.8
KT Skylife Co., Ltd.	Satellite broadcasting business	Domestic	50.1
Korea HD Broadcasting Corp.	TV contents provider	Domestic	92.6
KT Estate Inc.	Residential building development and supply	Domestic	100.0
KT AMC Co., Ltd.	Asset management and consulting services	Domestic	100.0
NEXR Co., Ltd.	Cloud system implementation	Domestic	99.8
KTSB Data service	Data centre development and related service	Domestic	51.0
KT Cloudware Corporation	Development of cloud computing operation	Domestic	86.2
CENTIOS Co., Ltd.	U-City solution business	Domestic	82.8
Centios Philippines, Inc.	Smart space business	Philippines	100.0

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

Enswers Inc.[3]	Video-clip searching service	Domestic	45.2
Soompi USA, LLC	Operation service for “soompi.com”	U.S.A.	100.0
KT OIC Korea Co., Ltd.	Development and distribution of education contents and software	Domestic	79.2
Ustream Inc.	Live video-streaming service business	Domestic	51.0
Incheonucity Co., Ltd.	U-City development and operation agent	Domestic	51.4
KT Innoedu Co., Ltd.[3]	E-learning business	Domestic	48.4
KT Rental	Car rental and general rental business	Domestic	58.0
KT Auto Lease Corporation	Car rental business	Domestic	100.0
Kumho Rent-a-car Co., Ltd.	Car rental business	Vietnam	100.0
KT Rental Auto Care Corporation	Car rental business	Domestic	100.0
KT Sat Co., Ltd.	Satellite communication business	Domestic	100.0
KT Media Hub Co. Ltd.	Media contents development and distribution	Domestic	100.0
Best Partners Co., Ltd.	Outsourcing service for HR, administration, and accounting service	Domestic	100.0
Nasmedia, Inc.[3]	Online advertisement	Domestic	45.4
T-ON Telecom	Trunk radio system business and data communication	Domestic	100.0
KT Sports	Management of sports group	Domestic	100.0
KT Music Contents Fund No.1	Music contents investment business	Domestic	80.0
Consus-Changwon Private REIT	Investment in real estate	Domestic	93.6
KT-Michigan Global Content Fund	Content investment business	Domestic	81.3
Autopion Co., Ltd.	Service for information and communication	Domestic	100.0
GREEN POINT	Car sharing business	Domestic	52.32
K-REALTY CR-REIT 4	Investment in real estate	Domestic	100.0
K-REALTY CR-REIT 5	Investment in real estate	Domestic	100.0
Olleh Rwanda Networks Ltd.	Network installation and management	Rwanda	51.0
KT Belgium	Foreign investment business	Belgium	100.0
KT ORS Belgium	Foreign investment business	Belgium	100.0
Korea Telecom Japan Co., Ltd.	Foreign telecommunication business	Japan	100.0
Korea Telecom China Co., Ltd.	Foreign telecommunication business	China	100.0
KT Dutch B.V	Super iMax and East Telecom management	Netherlands	100.0
Super iMax	Wireless high speed internet business	Uzbekistan	100.0
East Telecom	Fixed line telecommunication business	Uzbekistan	91.0
Korea Telecom America, Inc.	Foreign telecommunication business	USA	100.0
PT. KT Indonesia	Foreign telecommunication business	Indonesia	99.0

[1]	Sum of the ownership interests owned by the Controlling Company and subsidiaries
[2]	Even though the Controlling Company has less than 50% ownership in these subsidiaries, these entities are consolidated as the Controlling Company can exercise the majority voting rights in its decision-making process at all times considering historical voting pattern at the shareholders’ meetings.
[3]	Even though the Controlling Company has less than 50% ownership in these subsidiaries, these entities are consolidated as the Controlling Company holds the majority of voting right based on an agreement with other investors.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

Changes in scope of consolidation in 2013 are as follows:

Changes	Location	Subsidiaries	Reason
Included	Domestic	T-ON Telecom.	Acquisition of ownership interest
		KT Rental Auto Care Corporation	Newly established through spin-off
		KT Sports	Newly incorporated
		KT Music Contents Fund No.1	Newly incorporated
		Consus-Changwon Private REIT	Newly incorporated
		KT-Michigan Global Content Fund	Newly incorporated
		Autopion co., ltd.	Newly incorporated
		GREEN POINT	Acquisition of ownership interest
		K-REALTY CR-REIT 4	Newly incorporated
		K-REALTY CR-REIT 5	Newly incorporated
	Rwanda	olleh Rwanda Networks Ltd.	Newly incorporated
	Belgium	KT Belgium	Newly incorporated
		KT ORS Belgium	Newly incorporated
Excluded	Domestic	U payment Co., Ltd.	Disposal of ownership interest
		Kumho Rent-a-car Co., Ltd.	Liquidation
		Revlix	Liquidation
		KMP Holdings Co., Ltd.	Merged
		KT Tech Inc.	Liquidation
		KT Innotz Inc.	Merged

A summary of financial data of the major consolidated subsidiaries as of and for the years ended December 31, 2013 and 2012, are as follows:

(in millions of Korean won)	2013
	Total assets		Total liabilities		Operating revenue		Net income (loss)
KT Powertel Co., Ltd.	￦	167,131	￦	44,012	￦	112,742	￦	5,453
KT ENS (formerly KT Networks Corporation)		299,844		222,955		572,593		21,671
KT Linkus Co., Ltd.		70,562		62,993		102,611		1,920
KT Submarine Co., Ltd.		115,781		27,449		82,640		6,146
KT Telecop Co., Ltd.		192,126		138,357		238,035		3,840
KT Hitel Co.,Ltd.[1]		293,665		102,644		579,987		3,551
KT Capital Co., Ltd.[1]		5,462,028		4,759,100		3,305,634		129,354
H&C Network[1]		257,390		110,126		222,122		18,870
Sidus FNH Corporation		9,481		2,549		5,644		(387)
Nasmedia, Inc.		97,140		40,943		24,754		5,615
Sofnics, Inc.		1,431		267		841		(178)
KTDS Co., Ltd.		189,983		125,172		573,398		18,245
KT M Hows Co., Ltd.		25,845		14,341		48,045		1,739
KT M&S Co., Ltd.		281,011		223,089		883,971		22,614

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

KT Music Corporation [1]	82,997	48,289	50,828	(5,088)
KT Skylife Co., Ltd.[1]	684,651	283,068	627,415	72,724
KT Estate Inc.[1]	1,434,685	109,634	252,878	22,692
NEXR Co., Ltd.	2,814	4,451	4,341	(1,965)
KTSB Dataservice	28,001	321	1,433	(4,802)
KT Cloudware Corporation	15,995	1,128	4,445	(2,913)
Centios Co., Ltd [1]	27,873	9,793	1,060	(5,097)
Enswers Inc.[1]	8,722	20,148	5,883	(4,990)
KT OIC Korea Co., Ltd.	3,626	512	1,951	(448)
Ustream Inc.	2,677	1,050	2,830	(2,363)
KT Innoedu Co., Ltd.	12,618	8,450	21,567	(1,020)
KT Rental [1]	2,188,271	1,896,259	885,294	32,400
KT Media Hub Co., Ltd.	184,702	81,578	304,690	21,146
KT Sat Co., Ltd.	492,965	35,237	146,088	56,859
Best Partners Co., Ltd.	882	116	265	(681)
T-ON Telecom [2]	3,347	2,298	1,042	(2,358)
KT Sports [2]	15,672	6,750	21,735	(970)
KT Music Contents Fund No.1 [2]	10,529	185	72	(157)
KT-Michigan Global Content Fund [2]	6,227	—	26	(173)
Autopion co., ltd. [2]	5,314	3,314	—	—
Korea Telecom Japan Co., Ltd.	17,752	14,204	22,138	30
Korea Telecom China Co., Ltd.	1,178	367	1,338	(1,108)
KT Dutch B.V.[1]	46,347	14,684	21,892	(4,131)
Korea Telecom America, Inc.	5,773	1,825	13,881	32
PT. KT Indonesia	30	—	—	1
Olleh Rwanda Networks Ltd.[2]	226,776	217,132	—	(943)
KT Belguium [2]	38,033	—	—	(11)
KT ORS Belgium [2]	95	—	—	—

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(in millions of Korean won)	2012
	Total assets		Total liabilities		Operating revenue		Net income(loss)
KT Powertel Co., Ltd.	￦	175,862	￦	55,613	￦	124,936	￦	12,527
KT ENS (formerly KT Networks Corporation)		258,430		201,076		500,555		4,644
KT Linkus Co., Ltd.		68,260		62,686		81,564		2,302
KT Submarine Co., Ltd.		109,787		25,037		68,900		7,953
KT Telecop Co., Ltd.		180,870		130,719		296,180		2,642
KT Hitel Co.,Ltd.[1]		249,231		79,511		443,431		(8,902)
KT Tech, Inc.		13,190		42,562		175,861		2,731
KT Capital Co., Ltd.[1]		5,058,883		4,519,485		3,348,952		98,353
H&C Network[1]		244,031		119,086		199,143		8,713
Sidus FNH Corporation		9,534		1,921		2,066		209
Nasmedia, Inc.		90,675		47,053		23,463		6,445
Sofnics, Inc.		1,564		207		782		(279)
KTDS Co., Ltd.		171,546		115,994		570,703		17,155
KT M Hows Co., Ltd.		26,498		16,511		28,874		1,933
KT M&S Co., Ltd.		257,809		224,430		1,009,331		(78,241)
KT Music Corporation [1]		73,050		33,086		31,393		(2,124)
KT Innotz Inc.		3,012		344		2,609		(1,411)
KT Skylife Co., Ltd. [1]		641,564		292,649		574,829		55,546
KT Estate Inc. [1]		1,460,511		145,885		24,861		3,124
NEXR Co., Ltd.		2,305		1,964		2,651		(1,787)
KTSB Dataservice		32,733		265		439		(4,383)
KT Cloudware Corporation		21,345		2,321		3,878		(5,397)
Centios Co., Ltd [1]		32,848		9,259		171		(3,163)
Enswers Inc. [1]		13,966		18,330		4,896		(3,010)
KT OIC Korea Co., Ltd.		3,968		406		325		(1,569)
Ustream Inc.		3,171		858		321		(2,683)
KT Innoedu Co., Ltd. [2]		10,561		5,218		10,522		308
KT Rental [1,2]		1,694,021		1,426,484		368,228		11,072
KT Media Hub Co., Ltd. [2]		95,703		13,679		14,381		2,237
KT Sat Co., Ltd. [2]		417,886		16,269		10,310		1,739
Best Partners Co., Ltd. [2]		1,526		79		15		(57)
Korea Telecom Japan Co., Ltd.		8,284		3,955		14,458		(324)
Korea Telecom China Co., Ltd.		1,895		38		1,863		(675)
KT Dutch B.V.[1]		47,277		14,748		12,086		(9,837)
Korea Telecom America, Inc.		5,850		1,904		13,392		(31)
PT. KT Indonesia		38		—		—		(6)

[1]	These companies are the intermediate parent companies of other subsidiaries and the above financial information is from their consolidated financial statements.
[2]	These entities were newly consolidated for the years ended December 31, 2013 and 2012. Only operating revenues and net income subsequent to the inclusion of consolidation scope are disclosed above.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

2.	Significant Accounting Policies

The following is a summary of significant accounting policies followed by the Company in the preparation of its financial statements. These policies have been consistently applied to all the periods presented, unless otherwise stated.

2.1	Basis of Preparation

The consolidated financial statements of the Company have been prepared in accordance with Korean IFRS. These are the standards, subsequent amendments and related interpretations issued by the International Accounting Standards Board (“IASB”) that have been adopted by the Republic of Korea.

The preparation of the consolidated financial statements requires the use of certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3.

2.2	Changes in Accounting Policy and Disclosures

(1)	New standards and amendments adopted by the Company

The Company newly applied the following amended and enacted standards for the annual period beginning on January 1, 2013:

•	Amendment to Korean IFRS 1001, Presentation of Financial Statements: Presentation of Items of Other Comprehensive Income

The amendment requires entities to group items presented in other comprehensive income based on whether they are potentially reclassifiable to profit or loss subsequently. The Company applies the amendment retroactively and there is no impact of the application of this amendment on its total comprehensive income or loss.

•	Amendment to Korean IFRS 1019, Employee Benefits

The amendment requires entities to immediately recognize all actuarial gains and losses incurred in other comprehensive income or loss. All past service costs incurred are immediately recognized in accordance with the change of the plan, and the previous separate calculation of the interest cost and the expected returns on plan assets has been revised to calculate net interest expense (income) by applying the discount rate used in the defined benefit obligation measurement in the net defined benefit liabilities (assets). The Company applies the amendment retroactively and the comparative consolidated statement of income and consolidated statement of comprehensive income are restated by reflecting adjustments resulting from the retrospective application.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

As a result of the retrospective application of changes in these accounting policies, operating expense for the years ended December 31, 2013 and 2012, increased by ￦16,269 million and ￦14,537 million, respectively. Consequently, earnings per share for the years ended December 31, 2013 and 2012, decreased by ￦67 and ￦60, respectively. In addition, other comprehensive income for the years ended December 31, 2013 and 2012, increased by ￦12,332 and ￦11,028 million, respectively.

•	Korean IFRS 1110, Consolidated Financial Statements

Korean IFRS 1110, Consolidated Financial Statements, introduces a single control concept and provides a specific guidance for the control.

As a result of the adoption of Korean IFRS 1110, the Company decided to consolidate KT Submarine Co., Ltd. by virtue of de-facto control because the Company is able to exercise the majority voting rights in its decision-making process considering historical voting pattern at the shareholders’ meeting, although the Company has 36.9% of ownership (39.34% including treasury stocks). KT Submarine Co., Ltd. was classified as an associate in accordance with the previous standard and accounted for using the equity method. Accordingly, the comparative consolidated financial statements were retrospectively adjusted and restated as if the Company obtained control over the entity from the initial acquisition of its interest.

As a result of retrospective application of the change in scope of consolidation, non-controlling interests increased by ￦49,951 million as of January 1, 2012, current and non-current assets increased by ￦34,574 million and ￦75,124 million, respectively, and current, non-current liabilities and non-controlling interests increased by ￦19,453 million, ￦5,495 million and ￦55,722 million, respectively, as of December 31, 2012. Operating revenue and expenses increased by ￦66,015 million and ￦56,139 million, respectively, and profit before tax and profit for the period also increased by ￦9,812 million and ￦7,952 million, respectively, for the year ended December 31, 2012. These changes do not have an impact on earnings per share attributable to the equity holders of the Controlling Company for the year ended December 31, 2012. In addition, cash flows from operating activities increased by ￦4,844 million and cash flows from investing activities and financing activities decreased by ￦6,798 million and ￦12,077 million, respectively, for the year ended December 31, 2012.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

•	Korean IFRS 1111, Joint Arrangements

Korean IFRS 1111, Joint Arrangements, reflects the substance of joint arrangements and focuses on the rights and obligations of the parties to the joint arrangements rather than on the legal forms of the arrangements. Joint arrangements are classified into joint operations or joint ventures. The adoption of this standard does not have an impact on the consolidated financial statements.

•	Korean IFRS 1112, Disclosures of Interests in Other Entities

Korean IFRS 1112, Disclosure of Interests in Other Entities, provides disclosure requirements for all types of equity investments in other entities including subsidiaries, associates, joint ventures and unconsolidated structured entities.

•	Korean IFRS 1113, Fair Value Measurement

Korean IFRS 1113, Fair Value Measurement, provides a precise definition of fair value, and a single source of fair value measurement and disclosure requirements for use across K-IFRS. The Company has applied this standard prospectively according to the transitional provisions of K-IFRS 1113 and there is no material impact of the application of this standard on the consolidated financial statements.

(2)	New standards, amendments and interpretations not yet adopted

New standards, amendments and interpretations issued but not effective for the financial year beginning January 1, 2013, and not early adopted by the Company are as follows:

•	Amendment to Korean IFRS 1110, Consolidated Financial Statements

Amendment to Korean IFRS 1110, Consolidated Financial Statements, provides that, if a parent company qualifies as an investment entity, it is required to measure its investments in subsidiaries at fair value through profit and loss instead of consolidating these subsidiaries in its consolidated financial statements. The amendment does not apply for a parent of an investment entity if the parent itself is not an investment entity. This amendment is effective for annual periods beginning on or after January 1, 2014, with early adoption permitted. The Company expects that the application of this amendment would not have a material impact on its consolidated financial statements.

•	Amendment to Korean IFRS 1032, Financial Instruments: Presentation

Amendment to Korean IFRS 1032, Financial Instruments: Presentation, provides that the right to offset must not be contingent on a future event and must be legally enforceable in all of circumstances; and if an entity can settle amounts in a manner such that outcome is, in effect, equivalent to net settlement, the entity will meet the net settlement criterion. This amendment is effective for annual periods beginning on or after January 1, 2014, and the Company is assessing the impact of application of this amendment on its consolidated financial statements.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

•	Amendment to Korean IFRS 1039, Financial Instruments: Recognition and Measurement

Amendment to Korean IFRS 1039, Financial Instruments: Recognition and Measurement, allows the continuation of hedge accounting for a derivative that has been designated as a hedging instrument in a circumstance in which that derivative is novated to a central counterparty (CCP) as a consequence of laws or regulations. This amendment is effective for annual periods beginning on or after January 1, 2014, with early adoption permitted. The Company is assessing the impact of application of this amendment on its consolidated financial statements.

•	Enactment of Korean IFRS 2121, Levies

Korean IFRS 2121, Levies, are applied to a liability to pay a levy imposed by a government in accordance with the legislation. The interpretation requires that the liability to pay a levy is recognized when the activity that triggers the payment of the levy occurs, as identified by the legislation (the obligating event). This interpretation is effective for annual periods beginning on or after January 1, 2014, with early adoption permitted. The Company expects that the application of this interpretation would not have a material impact on its consolidated financial statements.

2.3	Consolidation

The Company has prepared the consolidated financial statements in accordance with Korean IFRS 1110, Consolidated Financial Statements.

(1)	Subsidiaries

Subsidiaries are all entities (including special purpose entities) over which the Company has control. The Company controls the corresponding investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Consolidation of a subsidiary begins from the date the Company obtains control of a subsidiary and ceases when the Company loses control of the subsidiary.

The Company applies the acquisition method to account for business combinations. The consideration transferred is measured at the fair values of the assets transferred, and identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are initially measured at their fair values at the acquisition date. The Company recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis in the event of liquidation, either at fair value or at the non-controlling interest’s proportionate share of the recognized amounts of acquiree’s identifiable net assets. All other non-controlling interests are measured at their acquisition-date fair values, unless another measurement basis is required by IFRSs. Acquisition-related costs are expensed as incurred.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

Goodwill is recognized as the excess of the aggregate of the consideration transferred, the amount of any non-controlling interest in the acquiree, and the acquisition-date fair value of the acquirer’s previously held equity interest in the acquiree over the identifiable net assets acquired. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized in profit or loss.

Balances of receivables and payables, income and expenses and unrealized gains on transactions between the Company’s subsidiaries are eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company.

(2)	Changes in ownership interests in subsidiaries without change of control

In transactions with non-controlling interests, which do not result in loss of control, the Company recognizes directly in equity any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received, and attribute it to the owners of the parent.

(3)	Disposal of subsidiaries

If the Company loses control of a subsidiary, any investment continuously retained in the subsidiary is re-measured at its fair value at the date when control is lost and any resulting differences are recognized in profit or loss.

(4)	Associates

Associates are all entities over which the Company has significant influence, and investments in associates are initially recognized at acquisition cost using the equity method. Unrealized gains on transactions between the Company and its associates are eliminated to the extent of the Company’s interest in the associates. If there is any objective evidence that the investment in the associate is impaired, the Company recognizes the difference between the recoverable amount of the associate and its book value as impairment loss.

(5)	Jointly controlled entities

A joint arrangement of which two or more parties have joint control is classified as either a joint operation or a joint venture. A joint operator has rights to the assets, and obligations for the liabilities, relating to the joint operation and recognizes the assets, liabilities, revenues and expenses relating to its interest in a joint operation. A joint venturer has rights to the net assets relating to the joint venture and accounts for that investment using the equity method.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

2.4	Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker (Note 35). The chief operating decision-maker is responsible for making strategic decisions on resource allocation and performance assessment of the operating segments.

2.5	Foreign Currency Translation

(1)	Functional and presentation currency

Items included in the financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which the each entity operates (the “functional currency’). The consolidated financial statements are presented in Korean won, which is the Controlling Company’s functional and presentation currency.

(2)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in profit or loss.

Exchange differences arising on non-monetary financial assets and liabilities such as equity instruments at fair value through profit or loss and available-for-sale equity instruments are recognized in profit or loss and included in other comprehensive income, respectively, as part of the fair value gain or loss.

(3)	Translation into presentation currency

Different functional currencies are translated into presentation currency using the following procedures.

•	Assets and liabilities at the closing rate at the date of that statement of financial position

•	Income and expenses at average rate for the period

•	Equity at historical rate

•	All resulting exchange differences are recognised in other comprehensive income

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

2.6	Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks, and other short-term highly liquid investments with original maturities of less than three months.

2.7	Financial Assets

(1)	Classification and measurement

The Company classifies its financial assets in the following categories: financial assets at fair value through profit or loss, available-for-sale financial assets, loans and receivables, and held-to-maturity financial assets. Regular purchases and sales of financial assets are recognized on trade date.

At initial recognition, financial assets are measured at fair value plus, in the case of financial assets not carried at fair value through profit or loss, transaction costs. Transaction costs of financial assets carried at fair value through profit or loss are expensed in the statement of income. After the initial recognition, available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables, and held-to-maturity investments are subsequently carried at amortized cost using the effective interest rate method.

Changes in fair value of financial assets at fair value through profit or loss are recognized in profit or loss and changes in fair value of available-for-sale financial assets are recognized in other comprehensive income. When the available-for-sale financial assets are sold or impaired, the fair value adjustments recorded in equity are reclassified into profit or loss.

(2)	Impairment

The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or a group of financial assets that can be reliably estimated.

Impairment of loans and receivables is presented as a deduction in an allowance account. Impairment of other financial assets is directly deducted from their carrying amount. The Company writes off financial assets when the assets are determined to be no longer recoverable.

The objective evidence that a financial asset is impaired includes significant financial difficulty of the issuer or obligor; a delinquency in interest or principal payments over three months; or the disappearance of an active market for that financial asset because of financial difficulties. A decline in the fair value of an available-for-sale equity instrument by more than 30% from its cost or a prolonged decline below its cost for more than six months is also objective evidence of impairment.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(3)	Derecognition

If the Company transfers a financial asset and the transfer does not result in derecognition because the Company has retained substantially of all risks and rewards of ownership of the transferred asset due to a recourse in the event the debtor defaults, the Company continues to recognize the transferred asset in its entirety and recognizes a financial liability for the consideration received. The related financial liability is classified as ‘borrowings’ in the statement of financial position (Note 16).

2.8	Derivative Instruments

Derivatives are initially recognized at fair value on the date when a derivative contract is entered into and are subsequently re-measured at their fair value. Changes in the fair value of the derivatives that are not qualified for hedge accounting are recognized in the statement of income within ‘finance income (expenses)’ according to the nature of transactions.

The Company applies cash flow hedge accounting for hedging price changes risks on forecast purchases of inventories. The effective portion of changes in fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income and the ineffective portion is recognized in ‘other non-operating income (expenses)’. Amounts of changes in fair value of effective hedging instruments accumulated in other comprehensive income are included in the initial measurement of the cost of non-financial assets as hedging transactions and recognized as ‘cost of sales’ for the periods when the corresponding transactions affect profit or loss. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that is reported in other comprehensive income is recognized as ‘other non-operating income (expenses)’.

The Company applies fair value hedge accounting for hedging fixed interest risks on borrowings. The effective portion of changes in fair value of derivatives that are designated and qualify as fair value hedges is recognized as ’finance cost’, and the ineffective portion is recognized as ‘other non-operating income (expenses)’. However, changes in the fair value of the hedged items attributable to hedged risk are recognized as ‘finance cost’.

If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which the effective interest method is used is amortized to profit or loss over the period to maturity.

2.9	Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the weighted-average method, except for inventories in-transit which is determined using the specific identification method.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

2.10	Non-current Assets (or Disposal Group) Held-for-sale

Non-current assets (or disposal group) are classified as assets held-for-sale when their carrying amount is to be recovered principally through a sale transaction and a sale is considered highly probable. The assets are measured at the lower amount between their carrying amount and the fair value less costs to sell.

2.11	Property and Equipment

Property and equipment are stated at its cost less accumulated depreciation and accumulated impairment losses. Historical cost includes expenditures that is directly attributable to the acquisition of the items.

Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to allocate the difference between their cost and their residual values over their estimated useful lives, as follows:

Estimated Useful Lives
Buildings	5 – 40 years
Structures	5 – 40 years
Machinery and equipment
(Telecommunications equipment and others)	3 – 40 years
Others
Vehicles	4 – 6 years
Tools	4 – 6 years
Office equipment	4 – 6 years

The depreciation method, residual values and useful lives of property and equipment are reviewed at the end of each reporting period and, if appropriate, accounted for as changes in accounting estimates.

2.12	Investment Property

Property held to earn rentals or for capital appreciation or both is classified as investment property. Investment property is measured initially at its cost. After recognition as an asset, investment property is carried at cost less accumulated depreciation and impairment losses. Investment property, except for land, is depreciated using the straight-line method over their useful lives from 10 to 40 years.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

2.13	Intangible Assets

(1)	Goodwill

Goodwill is measured as explained in Note 2.3 (1) and goodwill arising from acquisition of subsidiaries and business are included in intangible assets. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. The calculation of the gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the acquirer’s cash-generating units, or groups of cash-generating units (“CGU”), that is expected to benefit from the synergies of the combination. Goodwill is monitored at the operating segment level.

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying value of goodwill is compared to the recoverable amount, which is the higher of value in use and the fair value less costs to sell. Any impairment is recognized immediately as an expense and is not subsequently reversed.

(2)	Intangible assets except goodwill

Separately acquired Intangible assets except for goodwill are shown at historical cost. These assets have definite useful lives and are carried at historical cost less accumulated amortization. Assets with definite useful lives are amortized using the straight-line method according to the estimated useful lives presented below. However, facility usage rights (condominium membership and golf membership) and broadcast license are regarded as intangible assets with indefinite useful life and not amortized, because there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows.

The estimated useful life used for amortizing intangible assets is as follows:

Estimated Useful Lives
Development costs	5 - 6 years
Goodwill	Unlimited useful life
Software	6 years
Industrial property rights	2 - 10 years
Frequency usage rights	5.75 – 15 years
Others[1]	3 - 50 years

[1]	Facility usage rights (condominium membership and golf membership) and broadcast license included in others are classified as intangible assets with indefinite useful life.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(3)	Research and development costs

Expenditure on research is recognized as an expense as incurred. If the expense as incurred that is identifiable and when the probable future economic benefits are expected, the cost for the new merchandises and technology is recognized as intangible assets when all the following criteria are met:

•	It is technically feasible to complete the intangible asset so that it will be available for use;

•	Management intends to complete the intangible asset and use or sell it;

•	There is the ability to use or sell the intangible asset;

•	It can be demonstrated how the intangible asset will generate probable future economic benefits;

•	Adequate technical, financial and other resources to complete the development and to use or sell the intangible asset are available; and

•	The expenditure attributable to the intangible asset during its development can be reliably measured

Other development expenditures that do not meet these criteria are recognized as expenses as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period. Capitalized development costs, which are stated as intangible assets, are amortized using the straight-line method when the assets are available for use and are tested for impairment.

2.14	Borrowing Costs

Borrowing costs incurred in the acquisition or construction of a qualifying asset are capitalized in the period when it is prepared for its intended use, and investment income earned on the temporary investment of borrowings made specifically for the purpose obtaining a qualifying asset is deducted from the borrowing costs eligible for capitalization during the period. Other borrowing costs are recognized as expenses for the period in which they are incurred.

2.15	Government Grants

Government grants related to assets are recognized in profit or loss on a systematic and rational basis over the useful life of the asset by setting up the grant as deferred income, and government grants related to income are deferred and recognized in the statement of income as part of other non-operating income for the period in which the related expenses for the purpose of the government grants are incurred.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

2.16	Impairment of Non-Financial Assets

Goodwill or intangible assets with indefinite useful lives are not subject to amortization and are tested annually for impairment. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. Non-financial assets, other than goodwill, that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

2.17	Financial Liabilities

(1)	Classification and measurement

Financial liabilities at fair value through profit or loss are financial instruments held for trading. Financial liabilities are classified in this category if incurred principally for the purpose of repurchasing them in the near term. Derivatives that are not designated as hedges or bifurcated from financial instruments containing embedded derivatives are also categorized as held-for-trading.

The Company classifies non-derivative financial liabilities, except for financial liabilities at fair value through profit or loss, financial guarantee contracts and financial liabilities that arise when a transfer of financial assets does not qualify for derecognition, as financial liabilities carried at amortized cost and presented as ‘trade payables’, ‘borrowings’, and ‘other financial liabilities’ in the statement of financial position.

Preferred shares that provide for a mandatory redemption at a particular date are classified as liabilities. Interest expenses on these preferred shares calculated using the effective interest method are recognized in the statement of income as ‘finance costs’, together with interest expenses recognized on other financial liabilities.

The Company’s financial liabilities at fair value through profit or loss are financial instruments held for trading and designated as financial liabilities at fair value through profit or loss. Financial liabilities held for trading are financial liabilities that are incurred principally for the purpose of repurchasing them in the near term and derivatives that are not designated as hedges or bifurcated from financial instruments containing embedded derivatives. Financial liabilities at fair value through profit or loss are structured financial liabilities containing embedded derivatives issued by the Company.

As it was unable to measure the embedded derivatives separately from its host contract, the Company designated the entire hybrid contact as at fair value through profit or loss. The financial liability that the Company designated as at fair value through profit or loss is a foreign convertible bond.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(2)	Derecognition

Financial liabilities are removed from the statement of financial position when it is extinguished, for example, when the obligation specified in the contract is discharged, cancelled or expired or when the terms of an existing financial liability are substantially modified.

2.18	Financial Guarantee Contracts

Financial guarantees contracts provided by the Company are initially measured at fair value on the date the guarantee was given. Subsequent to initial recognition, the Company’s liabilities under such guarantees are measured at the higher of the amounts below and recognized as ‘other financial liabilities’:

•	the amount determined in accordance with Korean IFRS 1037, Provisions, Contingent Liabilities and Contingent Assets; or

•	the initial amount, less accumulated amortization recognized in accordance with Korean IFRS1018, Revenue.

2.19	Compound Financial Instruments

Compound financial instruments are convertible bonds that can be converted into equity instruments at the option of the holder. The liability component of a compound financial instrument is recognized initially at the fair value of a similar liability that does not have an equity conversion option. The equity component is recognized initially on the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts.

2.20	Employee Benefits

(1)	Post-employment benefits

The Company has both defined benefit and defined contribution plans.

A defined contribution plan is a pension plan under which the Company pays fixed contributions into a separate entity. The contributions are recognized as employee benefit expenses when an employee has rendered service.

A defined benefit plan is a pension plan that is not a defined contribution plan. Typically defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. The liability recognized in the statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds and that have terms to maturity approximating to the terms of the related pension obligation. The remeasurements of the net defined benefit liability are recognized in other comprehensive income.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

If any plan amendments, curtailments, or settlements occur, past service costs or any gains or losses on settlement are recognized as profit or loss for the year.

(2)	Termination benefits

Termination benefits are payable when employment is terminated by the Company before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Company recognizes termination benefits at the earlier of the following dates: when the entity can no longer withdraw the offer of those benefits or when the entity recognizes costs for a restructuring.

2.21	Share-based payments

Equity-settled share-based payments granted to employees are estimated at the grant date fair value of equity instruments and recognized as employee benefit expenses over the vesting period. The number of equity instruments expected to vest is remeasured with consideration to non-market vesting conditions at the end of the reporting period, with any changes from the original measurement recognized in the profit for the year and equity.

When the options are exercised, the Company issues new shares. The proceeds received, net of any directly attributable transaction costs, are recognized as share capital (nominal value) and share premium.

2.22	Provisions

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation and the increase in the provision due to passage of time is recognized as interest expense.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

2.23	Leases

(1)	Lessee

A lease is an agreement, whereby the lessor conveys to the lessee, in return for a payment or series of payments, the right to use an asset for an agreed period of time. Leases where all the risks and rewards of ownership are not transferred to the Company are classified as operating leases. Lease payments under operating leases are recognized as expenses on a straight-line basis over the lease term.

Leases where the Company has substantially all the risks and rewards of ownership are classified as finance leases and recognized as lease assets and liabilities at the lower of the fair value of the leased property and the present value of the minimum lease payments on the opening date of the lease period.

(2)	Lessor

A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership at the inception of the lease. A lease other than a finance lease is classified as an operating lease. Lease income from operating leases is recognized in income on a straight-line basis over the lease term. Initial direct costs incurred by the lessor in negotiating and arranging an operating lease is added to the carrying amount of the leased asset and recognized as an expense over the lease term on the same basis as the lease income.

2.24	Capital Stock

Common stocks are classified as equity.

Where the Controlling Company purchases its own equity share capital, the consideration paid, including any directly attributable incremental costs, is deducted from equity attributable to the Controlling Company’s equity holders until the stocks are cancelled or reissued. Where such shares are subsequently reissued, any consideration received is included in equity attributable to the Controlling Company’s equity holders.

2.25	Revenue Recognition

Revenue is measured at the fair value of the consideration received or receivable for the sale of goods or rendering of services arising from the normal activities of the Company. It is stated as net of value added taxes, returns, rebates and discounts, after elimination of intra-company transactions.

The Company recognizes revenue when the amount of revenue can be reliably measured; when it is probable that future economic benefits will flow to the entity; and when specific criteria have been met for each of the Company’s activities, as described below. The Company bases its estimate on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(1)	Sales of Services

When providing interconnection or telecommunications service to a customer based on service plans, the related revenue is recognized at the time service is provided. If the customer uses the telecommunications equipment according to the service plans, the related revenue is recognized on straight-line basis over the contract period. Revenue related to the other telecommunications services is recognized when the service is provided to the customer.

For other services, when the outcome of a transaction involving the rendering of services can be estimated reliably, revenue associated with such a transaction is recognized by reference to the stage of performance of the services. When the outcome of the transaction involving the rendering of services cannot be estimated reliably, revenue is recognized only to the extent of the expenses recognized that are recoverable.

Total consideration for combined services is allocated to each service in proportion to its fair value and the allocated amount is recognized as revenue according to revenue recognition policy for the service.

(2)	Sales of goods

The Company sells a range of handsets. Revenue from the sale of goods is recognized when products are delivered to the purchaser.

(3)	Interest income

Interest income is recognized using the effective interest method according to the time passed. When a loan and receivable is impaired, the Company reduces the carrying amount to its recoverable amount and continues unwinding the discount as interest income. Interest income on impaired loans and receivables is recognized using the original effective interest rate.

(4)	Commission fees

Commission fees related to credit card business recognized when it is probable that future economic benefits will flow to the entity and these benefits can be reliably measured. Revenues from acquiree fee, agent fee, optional service fees, member service fees and credit card service charge are measured at the fair value of the consideration received and recognized on a accrual basis.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(5)	Royalty income

Royalty income is recognized on an accrual basis in accordance with the substance of the relevant agreements.

(6)	Dividend income

Dividend income is recognized when the right to receive payment is established.

(7)	Customer loyalty programme

The Company operates a customer loyalty program where customers accumulate points for purchases made which entitle them to discounts on future purchases. The reward points are recognized as a separately identifiable component of the initial sale transaction. The fair value of the consideration received or receivable in respect of the initial sale is allocated between the reward points and the other components of the sale. The fair value of the reward points is measured by taking into account the proportion of the reward points that are not expected to be redeemed by customers. Revenue from the reward points is recognized when the points are redeemed and the reward points expire 12 months after the initial sale.

2.26	Current and Deferred Income Tax

The tax expense for the period consists of current and deferred tax. Tax is recognized on the profit for the period in the statement of income, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively. The tax expense is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period.

Deferred tax is recognized for temporary differences arising between the tax bases of assets and liabilities and their carrying amounts as expected tax consequences at the recovery or settlement of the carrying amounts of the assets and liabilities. However, deferred tax assets and liabilities are not recognized if they arise from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.

Deferred tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences can be utilized.

Deferred tax liability is recognized for taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. In addition, deferred tax asset is recognized for deductible temporary differences arising from such investments to the extent that it is probable the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

2.27	Deferred Loan Fees and Costs

Loan origination fees in relation to loan origination process such as upfront fee, are deferred and amortized over the life of the loan as an adjustment to the yield of the loan using the effective interest rate method. Loan origination costs, which relates to loan origination activities such as commissions to brokers, are deferred and amortized over the life of the loan as an adjustment to the yield of the loan, using the effective interest rate method, if the future economic benefit related costs incurred can be matched with each loan.

In addition, the amortizations of the deferred loan origination fees on costs are offset and the net amounts are presented in the consolidated statement of financial position.

2.28	Non-current Assets Held for Sale and Discontinued Operations

When a component of the Company representing a separate major line of business or geographical area of operation has been disposed of, or is subject to a sale plan involving loss of control of a subsidiary, the Company discloses in the statement of income the post-tax profit or loss of discontinued operations and the post-tax gain or loss recognized on the measurement to fair value less costs to sell or on the disposal of the assets or group to be sold constituting the discontinued operation. The net cash flows attributable to the operating, investing and financing activities of discontinued operations are presented in the notes to the financial statements (Note 42).

2.29	Dividend

Dividend distribution to the Company’s shareholders is recognized as a liability in the financial statements in the period in which the dividends are approved by the Company’s shareholders.

2.30	Approval of Issuance of the Financial Statements

The issuance of the December 31, 2013 financial statements of the Company was approved by the Board of Directors on February 20, 2014, which is subject to change with approval of the shareholders at the annual shareholders’ meeting.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

3.	Critical Accounting Estimates and Assumptions

The Company makes estimates and assumptions concerning the future. The estimates and assumptions are continuously evaluated with consideration to factors such as events reasonably predictable in the foreseeable future within the present circumstance according to historical experience. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

3.1	Impairment of Goodwill

The Company tests annually whether goodwill has suffered any impairment. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations(Note 13).

3.2	Income Taxes

The Company is operating in numerous countries and the income generated from these operations is subject to income taxes based on tax laws and interpretations of tax authorities in numerous jurisdictions. There are many transactions and calculations for which the ultimate tax determination is uncertain.

3.3	Fair Value of Derivatives and Financial Instruments

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Company uses its judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each reporting period (Note 38).

3.4	Allowance for Doubtful Accounts

The Company recognizes provisions for accounting of estimated loss in customers’ insolvency. When the allowance for doubtful accounts is estimated, it is based on the aging analysis of trade receivables balances, incurred loss experience, customers’ credit rates and changes of payment terms. If the customer’s financial position becomes worse, the actual loss amount will be increased more than the estimated.

3.5	Net defined benefit liability

The present value of net defined benefit liability depends on a number of factors that are determined on an actuarial basis using a number of assumptions including the discount rate (Note 18).

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

3.6	Deferred Revenue

Service installation fees and initial subscription fees related to activation of service are deferred and recognized as revenue over the expected terms of customer relationships. The estimate of expected terms of customer relationship is based on the historical rate. If management’s estimation is amended, it may cause significant differences in the timing of revenue recognition and amount recognized.

3.7	Provisions

As described in Note 17, the Company records provisions for litigation and assets retirement obligations as of the end of the reporting period. The provisions are estimated based on the factors such as the historical experiences.

3.8	Useful lives of Property and Equipment and Investment Property

Depreciation on the property and equipment excluding land, condominium memberships, golf club memberships, and broadcasting concession is calculated using the straight-line method over their useful lives. The estimated useful lives are determined based on expected usage of the assets and the estimates can be materially affected by technical changes and other factors. The Company will increase depreciation if the useful lives are considered shorter than the previously estimated useful lives.

4.	Financial Instruments by category

Financial instruments by category as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013
Financial assets	Loans and receivables		Assets at fair value through the profit and loss		Derivatives used for hedge		Available- for-sale		Held-to- Maturity		Total
Cash and cash equivalents	￦	2,070,869	￦	—	￦	—	￦	—	￦	—	￦	2,070,869
Trade and other receivables		6,106,218		—		—		—		—		6,106,218
Loans receivable		1,348,597		—		—		—		—		1,348,597
Finance lease receivables		709,937		—		—		—		—		709,937
Other financial assets		582,693		15,643		3,496		547,627		3,248		1,152,707

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of Korean won)	2013
Financial liabilities	Liabilities at fair value through the profit and loss		Derivatives used for hedge		Financial liabilities at amortized cost		Other liabilities		Total
Trade and other payables	￦	—	￦	—	￦	8,472,707	￦	—	￦	8,472,707
Finance lease liabilities		—		—		68,210		—		68,210
Borrowings		—		—		11,483,893		—		11,483,893
Other financial liabilities		2,956		150,612		73,080		13,654		240,302

(In millions of Korean won)	2012
Financial assets	Loans and receivables		Assets at fair value through the profit and loss		Derivatives used for hedge		Available- for-sale		Held-to- Maturity		Total
Cash and cash equivalents	￦	2,057,613	￦	—	￦	—	￦	—	￦	—	￦	2,057,613
Trade and other receivables		6,980,474		—		—		—		—		6,980,474
Loans receivable		1,180,700		—		—		—		—		1,180,700
Finance lease receivables		861,655		—		—		—		—		861,655
Other financial assets		460,394		6,407		21,348		429,875		436		918,460

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of Korean won)	2012
Financial liabilities	Liabilities at fair value through the profit and loss		Derivatives used for hedge		Financial liabilities at amortized cost		Other liabilities		Total
Trade and other payables	￦	—	￦	—	￦	7,922,662	￦	—	￦	7,922,662
Finance lease liabilities		—		—		41,646		—		41,646
Borrowings		—		—		11,436,119		—		11,436,119
Other financial liabilities		3,216		112,603		16,649		9,328		141,796

Income or expense (gain or loss) by financial instruments category for the years ended December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012
Loans and receivables
Interest income[1]	￦	279,047	￦	387,254
Foreign currency transaction gain(loss)		23,509		(1,198)
Foreign currency translation gain(loss)		(5,245)		(3,208)
Loss on disposal		(7,534)		(15,809)
Loss on valuation		(189,665)		(150,389)
Assets at fair value through the profit and loss
Gain(loss) on disposal		375		10
Loss on valuation		(5,427)		(80)
Derivatives used for hedging
Transaction gain(loss)		1,134		(4,023)
Gain(loss) on valuation		127		(49,729)
Other comprehensive income(loss)[2]		(1,936)		(9,407)
Reclassified to profit or loss from other comprehensive income[2,3]		1,408		24,764
Available -for-sale
Interest income[1]		345		142
Dividend income		20,841		6,370
Gain on disposal		2,339		7,991
Impairment loss		(5,052)		(3,401)
Other comprehensive income(loss)[2]		49,778		23,952
Reclassified to profit or loss from other comprehensive income[2]		6,554		(4,865)

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

Liabilities at fair value through the profit and loss
Foreign currency transaction loss		42		199
Loss on disposal		(676)		(78)
Gain on valuation		156		331
Derivatives used for hedging
Gain(loss) on disposal		(3,339)		2,352
Loss on valuation		(97,289)		(191,627)
Other comprehensive income(loss)[2]		(70,367)		(119,883)
Reclassified to profit or loss from other comprehensive income [2,3]		66,199		130,103
Financial liabilities at amortized cost
Interest expense[1,4]		(548,129)		(589,727)
Foreign currency transaction gain(loss)		(330)		3,383
Foreign currency translation gain		104,820		262,383
Other liabilities
Financial guarantee gain or loss		1,504		(11,216)

Total	￦	(376,811)	￦	(305,406)

[1]	KT Capital Co., Ltd. and KT Rental, a subsidiary of the Company, recognizes interest income and expense as operating revenue and expense. Interest income recognized as operating revenue is ￦170,598 million (2012: ￦184,182 million) and interest expense recognized as operating expense is ￦97,827 million (2012: ￦116,810 million) for the year ended December 31, 2013.
[2]	The amounts directly reflected in equity before adjustments of deferred income tax.
[3]	During the year, the certain derivatives of the Company were settled and the related gain or loss on valuation of cash flow hedge in other comprehensive income was reclassified to profit or loss for the year.
[4]	The amounts reflected as interest expense arising from derivatives.

5.	Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012
Cash on hand	￦	5,712	￦	5,943
Cash in banks		885,620		860,956
Money market trust		817,466		768,259
Other financial instruments		362,071		422,455

Total	￦	2,070,869	￦	2,057,613

Cash and cash equivalents in the statement of financial position equal cash and cash equivalents in the statements of cash flows.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

Restricted cash and cash equivalents as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	Type	2013		2012		Description

Cash and cash equivalents	Restricted deposit	￦	1,998	￦	6,690	Deposit restricted for governmental project

6.	Trade and Other Receivables

Trade and other receivables as of December 31, 2013 and 2012, are as follows:

	2013
(in millions of Korean won)	Total amounts		Allowance for doubtful accounts		Present value discount		Carrying value
Current assets
Trade receivables	￦	3,791,089	￦	(523,098)	￦	(28,248)	￦	3,239,743
Other receivables		2,196,381		(142,821)		(556)		2,053,004

Total	￦	5,987,470	￦	(665,919)	￦	(28,804)	￦	5,292,747

Non-current assets
Trade receivables	￦	404,372	￦	(2,568)	￦	(33,539)	￦	368,265
Other receivables		500,028		(9,775)		(45,047)		445,206

Total	￦	904,400	￦	(12,343)	￦	(78,586)	￦	813,471

	2012
(in millions of Korean won)	Total amounts		Allowance for doubtful accounts		Present value discount		Carrying value
Current assets
Trade receivables	￦	4,468,062	￦	(464,126)	￦	(30,906)	￦	3,973,030
Other receivables		2,101,533		(166,204)		(851)		1,934,478

Total	￦	6,569,595	￦	(630,330)	￦	(31,757)	￦	5,907,508

Non-current assets
Trade receivables	￦	688,303	￦	(3,992)	￦	(52,252)	￦	632,059
Other receivables		494,494		(9,736)		(43,851)		440,907

Total	￦	1,182,797	￦	(13,728)	￦	(96,103)	￦	1,072,966

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

The fair values of trade and other receivables with original maturities less than one year equal their carrying values because the discounting effect is immaterial. The fair value of trade and other receivables with original maturities longer than one year, which are mainly from sales of goods, is determined discounting the expected future cash flow at the weighted average borrowing rate.

Details of changes in allowance for doubtful accounts for the years ended December 31, 2013 and 2012, are as follows:

	2013				2012
(in millions of Korean won)	Trade receivables		Other receivables		Trade receivables		Other receivables
Beginning balance	￦	468,118	￦	175,940	￦	473,311	￦	169,164
Provision		151,240		8,926		99,037		14,771
Reversal or written-off		(92,979)		(34,227)		(117,567)		(9,622)
Changes in the scope of consolidation		338		2,349		10,487		1,632
Others		(1,051)		(392)		2,850		(5)

Ending balance	￦	525,666	￦	152,596	￦	468,118	￦	175,940

Provisions for doubtful trade and other receivables are recognized as operating expenses, other expenses, or finance costs.

Details of aging analysis of trade receivables as of December 31, 2013 and 2012, are as follows:

(in millions of Korean won)	2013		2012
Neither past due nor impaired	￦	2,959,284	￦	3,874,113

Past due and impaired
Up to six months		725,681		700,683
Six months to twelve months		105,607		131,928
Over twelve months		343,102		366,483

		1,174,390		1,199,094
Allowance for doubtful accounts		(525,666)		(468,118)

Total	￦	3,608,008	￦	4,605,089

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

The detail of other receivables as of December 31, 2013 and 2012, are as follows:

(in millions of Korean won)	2013		2012
Loans	￦	89,134	￦	131,324
Receivables[1]		2,149,264		2,029,077
Accrued income		22,603		24,656
Refundable deposits		389,199		365,161
Others		606		1,107
Allowance		(152,596)		(175,940)

Total	￦	2,498,210	￦	2,375,385

Current		2,053,004		1,934,478
Non - current		445,206		440,907

[1]	The settlement receivables of BC Card Co., Ltd. of ￦1,553,823 million (2012: ￦1,343,859 million) included.

Details of aging analysis of other receivables as of December 31, 2013 and 2012, are as follows:

(in millions of Korean won)	2013		2012
Neither past due nor impaired	￦	2,365,935	￦	2,180,948

Past due and impaired
Up to six months		105,712		193,559
Six months to twelve months		16,641		21,041
Over twelve months		162,518		155,777

		284,871		370,377
Allowance for doubtful accounts		(152,596)		(175,940)

Total	￦	2,498,210	￦	2,375,385

The maximum exposure of trade and other receivables to credit risk is the carrying value of each class of receivables mentioned above as of December 31, 2013. As of December 31, 2013, the Company is provided with guarantees of ￦667,817 million by Seoul Guarantee Insurance related to the collection of certain accounts receivable arising from the handset sales.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

7.	Loans Receivable

Loans receivable as of December 31, 2013 and 2012, are as follows:

Current

(in millions of Korean won)	2013						2012
	Original amount		Allowance for doubtful accounts		Carrying Value		Original amount		Allowance for doubtful accounts		Carrying Value
Factoring receivables	￦	82,994	￦	(1,245)	￦	81,749	￦	71,293	￦	—	￦	71,293
Loans		752,165		(32,722)		719,443		581,351		(33,256)		548,095
Loans for installment credit		38,799		(1,205)		37,594		49,205		(1,235)		47,970
Deferred loan origination costs		(62)		—		(62)		755		—		755

Total	￦	873,896	￦	(35,172)	￦	838,724	￦	702,604	￦	(34,491)	￦	668,113

Non-Current

(in millions of Korean won)	2013						2012
	Original amount		Allowance for doubtful accounts		Carrying Value		Original amount		Allowance for doubtful accounts		Carrying Value
Factoring receivables	￦	1,073	￦	(103)	￦	970	￦	6,051	￦	(1,599)	￦	4,452
Loans		426,218		(15,929)		410,289		406,410		(15,161)		391,249
Loans for installment credit		46,849		(5,007)		41,842		66,517		(1,935)		64,582
Deferred loan origination costs		3,432		—		3,432		2,336		—		2,336
New technology financial investment assets		6,629		(803)		5,826		6,788		(2,433)		4,355
New technology financial loans		63,575		(16,061)		47,514		55,190		(9,577)		45,613

Total	￦	547,776	￦	(37,903)	￦	509,873	￦	543,292	￦	(30,705)	￦	512,587

The fair values of trade and other receivables with maturities less than one year equal their carrying values because the discounting effect is immaterial. The fair value of loans receivables is determined discounting the future cash flow at the weighted average borrowing rate.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

Details of changes in allowance for doubtful accounts for the years ended December 31, 2013 and 2012, are as follows:

(in millions of Korean won)	2013		2012
Beginning	￦	65,196	￦	43,587
Provision		40,743		32,914
Reversal or written-off		(30,448)		(12,210)
Others		(2,416)		905

Ending	￦	73,075	￦	65,196

Provisions for doubtful loans receivable are recognized as operating expenses.

Details of aging analysis of loans receivables as of December 31, 2013 and 2012, are as follows:

(in millions of Korean won)	2013		2012
Neither past due nor impaired	￦	1,322,206	￦	1,155,838

Past due and impaired
Up to six months		54,263		75,942
Six months to twelve months		27,312		3,767
Over twelve months		7,891		10,349

		89,466		90,058
Allowance for doubtful accounts		(73,075)		(65,196)

Total	￦	1,348,597	￦	1,180,700

The maximum exposure of loans receivables to credit risk is carrying value as of December 31, 2013.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

8.	Other Financial Assets and Liabilities

Other financial assets and liabilities as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012
Other financial assets
Assets at fair value through the profit and loss	￦	15,643	￦	6,407
Derivatives used for hedge		3,496		21,348
Financial instruments [1]		582,693		460,394
Available-for-sale financial assets		547,627		429,875
Held-to-maturity investments		3,248		436
Less: Non-current		(672,645)		(672,475)

Current	￦	480,062	￦	245,985

Other financial liabilities
Liabilities at fair value through the profit and loss	￦	2,956	￦	3,216
Derivatives used for hedge		150,612		112,603
Financial guarantee liabilities[2]		13,654		9,328
Other financial liabilities		73,080		16,649
Less: Non-current		(184,112)		(69,813)

Current	￦	56,190	￦	71,983

[1]	Financial assets amounting to ￦23,870 million (2012: ￦20,834 million) and ￦70 million (2012: ￦77 million) are collaterals pledged against the investee’s debt and checking account deposit, which are subject to withdrawal restrictions.
[2]	As of December 31, 2013, the Company has funding obligation to Smart Channel Co., Ltd. The related financial guarantee liabilities of ￦5,393 million are recognized.

Financial instruments at fair value through the profit and loss as of December 31, 2013 and 2012, are as follows:

	2013				2012
(in millions of Korean won)	Assets		Liabilities		Assets		Liabilities
Financial instruments held for trading
Interest rate swap	￦	1	￦	—	￦	1	￦	63
Currency swap		7,238		—		—		—
Currency forward		499		6		119		—
Other derivatives		7,905		148		6,287		—
Financial instruments at fair value through the profit and loss		—		2,802		—		3,153

Total	￦	15,643	￦	2,956	￦	6,407	￦	3,216

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

The valuation gains and losses on financial instruments held for trading for the years ended December 31, 2013 and 2012, are as follows:

	2013				2012
(in millions of Korean won)	Valuation gain		Valuation loss		Valuation gain		Valuation loss
Interest rate swap	￦	—	￦	—	￦	—	￦	2
Currency swap		—		8,395		—		—
Currency forward		499		6		118		—
Other derivatives		3,789		1,467		—		—

Total	￦	4,288	￦	9,868	￦	118	￦	2

The valuation gains and losses on financial instruments at fair value through the profit and loss for the years ended December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012
Foreign currency translation gain	￦	42	￦	199
Gain on transactions		—		547
Gain on valuations		309		135

Total	￦	351	￦	881

The maximum exposure of debt securities of financial instruments at fair value through the profit and loss to credit risk is carrying value as of December 31, 2013.

Derivatives used for hedge as of December 31, 2013 and 2012, are as follows:

	2013				2012
(in millions of Korean won)	Assets		Liabilities		Assets		Liabilities
Interest rate swap[1]	￦	—	￦	934	￦	—	￦	1,340
Currency swap [2]		3,496		149,678		21,348		111,263

Total		3,496		150,612		21,348		112,603
Less: non-current		(3,496)		(105,679)		(21,348)		(50,032)

Current	￦	—	￦	44,933	￦	—	￦	62,571

[1]	The interest rate swap contract is to hedge the risk of variability in future fair value of the bond.
[2]	The currency swap contract is to hedge the risk of variability in cash flow from the bond. In applying the cash flow hedge accounting, the Company hedges its exposures to cash flow fluctuation until September 7, 2034.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

The full value of a hedging derivative is classified as a non-current asset or liability if the remaining maturity of the hedged item is more than 12 months and, as a current asset or liability, if the maturity of the hedged item is less than 12 months.

The valuation gains and losses on the derivatives contracts for the years ended December 31, 2013 and 2012, are as follows:

(in millions of Korean won)	2013						2012
Type of Transaction	Valuation gain		Valuation loss		Accumulated other comprehensive income(loss)[1]		Valuation gain		Valuation loss		Accumulated other comprehensive income(loss)[1]
Interest rate swap	￦	—	￦	—	￦	405	￦	—	￦	—	￦	(1,206)
Currency swap		127		97,289		(95,792)		—		241,356		(169,361)

Total	￦	127	￦	97,289	￦	(95,387)	￦	—	￦	241,356	￦	(170,567)

[1]	The amounts before adjustments of deferred income tax directly reflected in equity and allocation to the non-controlling interest.

The ineffective portion recognized in profit or loss on the cash flow hedge is valuation loss of ￦1,241 million for the current period (2012: valuation loss of ￦29,183 million).

Details of available-for-sale financial assets as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012
Marketable equity securities	￦	55,347	￦	49,156
Non-marketable equity securities		466,302		369,766
Marketable debt securities		25,211		4,935
Non-marketable debt securities		767		6,018
Less: non-current		(544,968)		(424,814)

Current	￦	2,659	￦	5,061

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

Changes of available-for-sale financial assets for the years ended December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012
Beginning	￦	429,875	￦	429,065
Acquisition		127,052		86,622
Disposal		(66,917)		(111,194)
Valuation[1]		65,670		31,599
Impairment		(5,053)		(3,401)
Reclassification		(3,000)		(3,762)
Changes in scope of consolidation		—		1,056
Others		—		(110)

Ending	￦	547,627	￦	429,875

[1]	The amount before adjustment of deferred income tax directly reflected in equity and allocation to the non-controlling interest.

The maximum exposure of debt securities of available-for-sale financial assets to credit risk is carrying value as of December 31, 2013.

Available-for-sale financial assets are measured at fair value. However, non-marketable equity securities that do not have quoted market prices in an active market and the fair value of which cannot be reliably measured are recognized at cost and the impairment loss is recognized if any.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

9.	Inventories

Inventories as of December 31, 2013 and 2012, are as follows:

	2013						2012
(in millions of Korean won)	Acquisition cost		Valuation allowance		Book Value		Acquisition cost		Valuation allowance		Book Value
Merchandise	￦	719,164	￦	(122,919)	￦	596,245	￦	702,249	￦	(33,988)	￦	668,261
Goods in transit		611		—		611		193,720		—		193,720
Others		17,495		(289)		17,206		73,326		(274)		73,052

Total	￦	737,270	￦	(123,208)	￦	614,062	￦	969,295	￦	(34,262)	￦	935,033

Cost of inventories and valuation loss on inventory write-downs recognized as expenses amount to ￦3,797,973 million (2012: ￦4,568,286 million) and ￦88,946 million, respectively, during the year (2012: ￦23,931 million) .

10.	Other Assets and Liabilities

Other assets and liabilities as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012
Other assets
Advance payments	￦	142,966	￦	128,838
Prepaid expenses		258,387		244,771
Others		22,199		84,028
Less: Non-current		(81,048)		(95,178)

Current	￦	342,504	￦	362,459

Other liabilities
Advances received	￦	163,019	￦	146,678
Withholdings		129,484		93,910
Unearned revenue		27,313		42,208
Others		1,512		1,035
Less: Non-current		(2,000)		(41,426)

Current	￦	319,328	￦	242,405

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

11.	Property and Equipment

The changes in property and equipment for the years ended December 31, 2013 and 2012, are as follows:

	2013
(in millions of Korean won)	Land		Buildings and structures		Machinery and equipment		Others		Construction- in-progress		Total
Acquisition cost	￦	1,243,388	￦	3,264,020	￦	32,184,133	￦	3,632,642	￦	867,842	￦	41,192,025
Accumulated depreciation (including accumulated impairment loss and others)		(132)		(1,078,090)		(22,331,175)		(1,961,444)		(14,818)		(25,385,659)

Balance at 2013.1.1	￦	1,243,256	￦	2,185,930	￦	9,852,958	￦	1,671,198	￦	853,024	￦	15,806,366
Acquisition		2,718		14,178		417,218		1,051,278		2,843,801		4,329,193
Disposal		(3,297)		(21,448)		(173,102)		(157,278)		(283,677)		(638,802)
Depreciation		—		(112,046)		(2,428,859)		(553,709)		—		(3,094,614)
Transfer in (out)		9,671		12,544		2,188,686		104,024		(2,314,925)		—
Inclusion in scope of consolidation		42		39		293		9		—		383
Exclusion from scope of consolidation		—		(379)		(87)		(348)		—		(814)
Others		1,090		(18,848)		36,618		(13,792)		(19,816)		(14,748)

Balance at 2013.12.31	￦	1,253,480	￦	2,059,970	￦	9,893,725	￦	2,101,382	￦	1,078,407	￦	16,386,964

Acquisition cost	￦	1,253,612	￦	3,270,339	￦	32,103,084	￦	4,232,627	￦	1,092,155	￦	41,951,817
Accumulated depreciation (including accumulated impairment loss and others)		(132)		(1,210,369)		(22,209,359)		(2,131,245)		(13,748)		(25,564,853)

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

	2012
(in millions of Korean won)	Land		Buildings and structures		Machinery and equipment		Others		Construction - in-progress		Total
Acquisition cost	￦	1,207,203	￦	3,578,231	￦	33,484,020	￦	2,012,681	￦	758,345	￦	41,040,480
Accumulated depreciation (including accumulated impairment loss and others)		(132)		(1,218,432)		(24,259,715)		(1,445,321)		(26,886)		(26,950,486)

Balance at 2012.1.1	￦	1,207,071	￦	2,359,799	￦	9,224,305	￦	567,360	￦	731,459	￦	14,089,994
Acquisition		9,554		4,582		151,698		447,717		3,253,263		3,866,814
Disposal[1]		(17,200)		(42,335)		(65,727)		(156,694)		(12,065)		(294,021)
Depreciation		—		(134,673)		(2,389,952)		(351,539)		—		(2,876,164)
Transfer in (out)		16,049		82,700		2,922,815		121,294		(3,142,858)		—
Inclusion in scope of consolidation[2]		13,097		5,565		81		967,914		1,524		988,181
Exclusion from scope of consolidation		—		—		(63)		(18)		—		(81)
Others		14,685		(89,708)		9,801		75,164		21,701		31,643

Balance at 2012.12.31	￦	1,243,256	￦	2,185,930	￦	9,852,958	￦	1,671,198	￦	853,024	￦	15,806,366

Acquisition cost	￦	1,243,388	￦	3,264,020	￦	32,184,133	￦	3,632,642	￦	867,842	￦	41,192,025
Accumulated depreciation (including accumulated impairment loss and others)		(132)		(1,078,090)		(22,331,175)		(1,961,444)		(14,818)		(25,385,659)

[1]	Land and buildings disposed of in connection with the sale and leaseback transactions with AJU-KTM private funding real-estate investment trust No. 1 and K-REALTY CR-REIT 2 were included (Note 29).
[2]	Operating lease of ￦959,056 million with KT Rental is included in changes in scope of consolidation.

Details of property, plant and equipment provided as collaterals as of December 31, 2013 and 2012, are as follows:

(in millions of Korean won)	2013
	Carrying amount		Secured amount		Related line item	Related amount	Secured party

Buildings	￦	11,356	￦	7,800	Borrowings	6,000	Shinhan Bank Korea
Machinery and equipment		37,248		2,786	Borrowings	2,322	Exchange Bank

(in millions of Korean won)	2012
	Carrying amount		Secured amount		Related line item	Related amount	Secured party

Buildings	￦	11,836	￦	7,800	Borrowings	6,000	Shinhan Bank Korea
Machinery and equipment		48,232		12,439	Borrowings	10,411	Exchange Bank

The borrowing costs capitalized for qualifying assets amount to ￦20,144 million (2012: ￦12,126 million) in 2013. The interest rate applied to calculate the capitalized borrowing costs in 2013 is 3.95% to 4.44%. (2012: 4.46% to 4.89%).

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

12.	Investment Property

The changes in investment property for years ended December 31, 2013 and 2012, are as follows:

	2013
(in millions of Korean won)	Land		Buildings		Construction- in-progress		Total
Acquisition cost	￦	335,447	￦	1,022,454	￦	—	￦	1,357,901
Accumulated depreciation		—		(202,688)		—		(202,688)

Beginning	￦	335,447	￦	819,766	￦	—	￦	1,155,213
Acquisition		3,053		11,352		3,778		18,183
Disposal		(420)		(7,657)		—		(8,077)
Depreciation		—		(47,232)		—		(47,232)
Transfer		(9,116)		(3,476)		—		(12,592)

Ending	￦	328,964	￦	772,753	￦	3,778	￦	1,105,495

Acquisition cost	￦	328,964	￦	1,015,079	￦	3,778	￦	1,347,821
Accumulated depreciation		—		(242,326)		—		(242,326)

	2012
(in millions of Korean won)	Land		Buildings		Total
Acquisition cost	￦	325,158	￦	1,195,175	￦	1,520,333
Accumulated depreciation		—		(361,228)		(361,228)

Beginning	￦	325,158	￦	833,947	￦	1,159,105
Disposal [1]		(2,619)		(70,024)		(72,643)
Depreciation		—		(49,006)		(49,006)
Transfer		12,908		104,849		117,757

Ending	￦	335,447	￦	819,766	￦	1,155,213

Acquisition cost	￦	335,447	￦	1,022,454	￦	1,357,901
Accumulated depreciation		—		(202,688)		(202,688)

[1]	Land and buildings disposed of in connection with the sale and leaseback transactions with Aju-KTM private funding real estate investment trust No.1 and K-REALTY CR-REIT 2 were included (Note 29).

The fair value of investment property is ￦2,051,183 million as of December 31, 2013 (2012: ￦2,335,642 million). The fair value of investment property is estimated based on the expected cash flow.

Rental income from investment property is ￦197,673 million in 2013 (2012: ￦203,328 million) and direct operating expenses (including repairs and maintenance) arising from investment property that generated rental income during the period are recognized as operating expenses.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

Details of investment property provided as collaterals as of December 31, 2013 and 2012, are as follows:

(in millions of Korean won)	2013
	Carrying amount		Secured amount		Collateral for	Amount of deposits received

Land	￦	23,258	￦	1,484	Deposits	￦	31,727
Buildings		360,489		40,713	received

(in millions of Korean won)	2012
	Carrying amount		Secured amount		Collateral for	Amount of deposits received

Buildings	￦	545,872	￦	59,098	Deposits received	￦	37,741

13.	Intangible Assets

The changes in intangible assets for the years ended December 31, 2013 and 2012, are as follows:

	2013
(in millions of Korean won)	Goodwill		Development costs		Software		Frequency usage rights		Others		Total
Acquisition cost	￦	605,776	￦	1,393,089	￦	614,069	￦	1,924,869	￦	1,013,046	￦	5,550,849
Accumulated amortization (including accumulated impairment loss and others)		(7,749)		(764,426)		(374,043)		(880,511)		(310,482)		(2,337,211)

Balance at 2013.1.1	￦	598,027	￦	628,663	￦	240,026	￦	1,044,358	￦	702,564	￦	3,213,638
Acquisition[1]		9,272		137,420		87,898		844,462		125,563		1,204,615
Disposal		—		(57,956)		(5,645)		—		(7,617)		(71,218)
Amortization		—		(155,280)		(61,413)		(161,226)		(100,983)		(478,902)
Impairment		(12,954)		(4,743)		(1,019)		—		(17,490)		(36,206)
Inclusion in scope of consolidation [2]		—		—		501		—		—		501
Exclusion in scope of consolidation		—		—		—		—		—		—
Others		(2,006)		(30)		1,968		(388)		(4,579)		(5,035)

Balance at 2013.12.31	￦	592,339	￦	548,074	￦	262,316	￦	1,727,206	￦	697,458	￦	3,827,393

Acquisition cost	￦	610,715	￦	1,359,478	￦	681,176	￦	2,768,943	￦	1,100,540	￦	6,520,852
Accumulated amortization (including accumulated impairment loss and others)		(18,376)		(811,404)		(418,860)		(1,041,737)		(403,082)		(2,693,459)

[1]	The Company had acquired the 1.8GHz frequency amortized using the straight-line method.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

	2012
(in millions of Korean won)	Goodwill		Development costs		Software		Frequency usage rights		Others		Total
Acquisition cost	￦	457,144	￦	1,069,158	￦	555,808	￦	1,783,508	￦	886,785	￦	4,752,403
Accumulated amortization (including accumulated impairment loss and others)		(7,749)		(642,530)		(331,169)		(887,811)		(238,549)		(2,107,808)

Balance at 2012.1.1	￦	449,395	￦	426,628	￦	224,639	￦	895,697	￦	648,236	￦	2,644,595
Acquisition[1]		—		322,350		72,434		267,161		68,572		730,517
Disposal		(1,705)		(612)		(1,142)		—		(4,413)		(7,872)
Amortization		—		(127,237)		(59,931)		(118,500)		(82,995)		(388,663)
Inclusion in scope of consolidation [2]		150,337		9,341		1,176		—		77,035		237,889
Exclusion in scope of consolidation		—		—		(234)		—		—		(234)
Others		—		(1,807)		3,084		—		(3,871)		(2,594)

Balance at 2012.12.31	￦	598,027	￦	628,663	￦	240,026	￦	1,044,358	￦	702,564	￦	3,213,638

Acquisition cost	￦	605,776	￦	1,393,089	￦	614,069	￦	1,924,869	￦	1,013,046	￦	5,550,849
Accumulated amortization (including accumulated impairment loss and others)		(7,749)		(764,426)		(374,043)		(880,511)		(310,482)		(2,337,211)

[1]	The Company acquired 800MHz frequency and 2.3GHz frequency amortized over the life of usage rights using the straight-line method.
[2]	As a result of additional acquisition of ownership interest in KT Rental, intangible assets such as the customer base measured at fair value in accordance with Korean IFRS 1103, “Business Combination”, are included (Note 39). These intangible assets were not recorded in the statements of financial position of KT Rental.

The carrying value of facility usage rights with indefinite useful life not subject to amortization is ￦150,654 million (2012: ￦160,299 million) as of December 31, 2013.

Goodwill is allocated to the Company’s cash-generating unit which is identified by operating segments. As of December 31, 2013, goodwill allocated to each cash-generation unit is as follows:

(in millions of Korean won)
Telecom wireless business & Convergence/Customer [1]	￦	65,057
Finance and Rental
KT Rental [2]		131,426
BC Card Co., Ltd. [3]		41,234
Others
KT Skylife Co., Ltd. [4]		306,303
KT Powertel Co., Ltd. and others		48,319

Total	￦	592,339

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

[1]	The recoverable amounts of mobile business are calculated based on value-in use calculations. These calculations use pre-tax cash flow projections for the next four years based on financial budgets approved by management. Cash flow exceeds the financial budgets are estimated by the expected growth rate. This growth rate does not exceed the long-term average growth rate of the industry which the cash-generate unit belongs in. The Company estimated its revenue growth rate based on past performance and its expectation of future market changes. The Company determined pre-tax cash flow projections based on past performance and its estimation of market growth. Specific risk of related operating segment is reflected in its discount rate. As a result of the impairment test, there is no impairment loss on goodwill allocated to the mobile business as of December 31, 2013.
[2]	The recoverable amounts of KT Rental are calculated based on value-in use calculations. These calculations use pre-tax cash flow projections for the next five years based on financial budgets approved by management. Cash flow exceeds the financial budgets are projected by expected growth rate. This growth rate does not exceed the long-term average growth rate of the industry which the cash-generate unit belongs in. The Company estimated its revenue growth rate based on past performance and its expectation of future market changes. The Company determined pre-tax cash flow projections based on past performance and its estimation of market growth. Specific risk of related operating segment is reflected in its discount rate. As a result of the impairment test, there is no impairment loss on goodwill allocated to KT Rental as of December 31, 2013.
[3]	The recoverable amounts of BC Card are calculated based on value-in use calculations. These calculations use pre-tax cash flow projections for the next five years based on financial budgets approved by management. Cash flow exceeds the financial budgets are projected by expected growth rate. This growth rate does not exceed the long-term average growth rate of the industry which the cash-generate unit belongs in. The Company estimated its revenue growth rate based on past performance and its expectation of future market changes. The Company determined pre-tax cash flow projections based on past performance and its estimation of market growth. Specific risk of related operating segment is reflected in its discount rate. As a result of the impairment test, there is no impairment loss on goodwill allocated to BC Card as of December 31, 2013.
[4]	The recoverable amounts of KT Skylife Co., Ltd. are determined based on fair value of KT Skylife less costs to sell. As a result of the impairment test based on the determined recoverable amounts, there is no impairment loss on goodwill allocated to KT Skylife as of December 31, 2013.

As a result of the impairment test, the Company recognized the impairment losses of ￦12,954 million on goodwill allocated to Enswers Inc. and others, and recognized the losses as operating expenses in the consolidated statement of the income. The Company considers that the carrying value of other cash generating units does not exceed the recoverable amount of the CGUs.

14.	Investments in Associates and Jointly Controlled Entities

Details of associates as of December 31, 2013, are as follows:

(a) Associates

	Percentage of ownership (%)			Date of financial statements
Company	2013	2012	Location		Remarks

KTCS Corporation [1]	17.8%	17.8%	Korea	December 31		[1]
KTIS Corporation [1]	17.8%	17.8%	Korea	December 31		[1]
Korea Information & Technology Fund	33.3%	33.3%	Korea	December 31
KT-SB Venture Investment [2]	50.0%	50.0%	Korea	December 31
Boston Global Film & Contents Fund L.P	27.7%	27.7%	Korea	December 31		[2]
Mongolian Telecommunications	40.0%	40.0%	Mongolia	December 31
Metropol Property LLC	34.0%	34.0%	Uzbekistan	December 31
KT Wibro Infra Co., Ltd.	26.2%	26.2%	Korea	December 31
QTT Global (Group) Company Limited	25.0%	25.0%	China	December 31

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

[1]	KTCS Corporation and KTIS Corporation provide telephone number directory enquiries services. And at the end of the reporting period, even though the Company has less than 20% ownership, the equity method of accounting has been applied as it is considered that the Company has the significant influence over the operating and financial policies of these entities.
[2]	At the end of the reporting period, even though the Company has 50% ownership, the equity method of accounting has been applied as the Company, which is a limited partner of investment fund, cannot participate in determining the operating and financial policies.

The changes in investments in associates and jointly controlled entities for the years ended December 31, 2013 and 2012, are as follows:

	2013
(in millions of Korean won)	Beginning		Acquisition (Disposal)		Shares of income (loss) from jointly controlled entities and associates[1]		Others		Ending
KTCS Corporation	￦	21,784	￦	—	￦	2,702	￦	(2,306)	￦	22,180
KTIS Corporation		21,870		—		2,511		(1,053)		23,328
Korea Information & Technology Fund		121,113		—		2,910		(241)		123,782
KT-SB Venture Investment		12,385		3,750		216		(421)		15,930
Boston Global Film & Contents Fund L.P		6,902		—		94		—		6,996
Mongolian Telecommunications		9,999		—		172		(1,475)		8,696
Metropol Property LLC		1,783		—		558		(982)		1,359
KT Wibro Infra Co., Ltd.		66,741		—		812		—		67,553
KTF-CJ Music Contents Investment Fund		5,052		(3,561)		(1,491)		—		—
QTT Global (Group) Company Limited		12,949		—		121		45		13,115
KT-CKP new media Investment Fund		—		2,250		(73)		—		2,177
Others		98,917		(9,188)		1,690		(12,632)		78,787

	￦	379,495	￦	(6,749)	￦	10,222	￦	(19,065)	￦	363,903

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

	2012
(in millions of Korean won)	Beginning		Acquisition (Disposal)		Reclassification		Shares of income (loss) from jointly controlled entities and associates[1]		Others		Ending
KT Rental[2]	￦	175,235	￦	—	￦	(179,719)	￦	9,370	￦	(4,886)	￦	—
KTCS Corporation		20,327		—		—		1,456		1		21,784
KTIS Corporation		21,088		—		—		782		—		21,870
Korea Information & Technology Fund		119,492		—		—		1,621		—		121,113
KT-SB Venture Investment		12,643		—		—		(258)		—		12,385
Boston Global Film & Contents Fund L.P		7,535		—		—		(633)		—		6,902
Mongolian Telecommunications		11,232		—		—		232		(1,465)		9,999
Metropol Property LLC		1,746		—		—		37		—		1,783
KT Wibro Infra Co., Ltd.		66,206		—		—		534		1		66,741
SMART CHANNEL Co., Ltd.		2,748		—		—		(2,748)		—		—
KTF-CJ Music Contents Investment Fund[3]		5,038		—		—		14		—		5,052
QTT Global (Group) Company Limited		—		12,746		—		203		—		12,949
Others		56,707		38,540		—		13,698		(10,028)		98,917

	￦	499,997	￦	51,286	￦	(179,719)	￦	24,308	￦	16,377	￦	379,495

[1]	KT Capital Co., Ltd., a subsidiary of the Company, recognizes its share in income (loss) from jointly controlled entities and associates as operating revenue and expense. These include its share in income from jointly controlled entities and associates of ￦4,155 million (2012: ￦6,591 million) recognized as operating revenue and the share in loss from jointly controlled entities and associates of ￦534 million (2012: ￦362 million) recognized as operating expense.
[2]	The Company had joint control over the entity until December 31, 2011, based on an agreement among the shareholders and classified the related investments as investments in joint ventures. However, during the nine-month period ended September 30, 2012, the Company obtained control over the entity. As a result, the entity was reclassified as a consolidated subsidiary. As a result of the reclassification, the Company recognized differences of ￦126,011 million between the fair value of ￦305,730 million and the book value of ￦179,719 million (including reclassification adjustment of accumulated other comprehensive income of ￦380 million) as other operating revenues.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

The summary of financial information of associates and joint ventures as of and for the years ended December 31, 2013 and 2012, follows:

(In millions of Korean won)	2013
	Current assets		Non-current assets		Current liabilities		Non-current liabilities
KTCS Corporation	￦	130,585	￦	50,403	￦	54,115	￦	2,061
KTIS Corporation		140,119		41,733		48,636		2,124
Korea Information & Technology Fund		132,143		239,203		—		—
KT-SB Venture Investment		5,578		26,964		682		—
Boston Global Film & Contents Fund L.P.		12,905		12,504		147		—
Mongolian Telecommunications		14,670		12,869		5,798		—
Metropol Property LLC		4,267		—		3,340		—
KT Wibro Infra Co., Ltd		159,309		103,401		5,004		45
K-Realty CR-REITs No.1		11,620		484,204		3,534		294,474
Others		126,914		293,899		122,742		62,038

	￦	738,110	￦	1,265,180	￦	243,998	￦	360,742

(In millions of Korean won)	2013
	Operating revenue		Net profit (loss)		Other comprehensive income		Total comprehensive income		Dividends received from associates
KTCS Corporation	￦	396,212	￦	14,480	￦	(4,293)	￦	10,187	￦	813
KTIS Corporation		387,720		13,573		(3,274)		10,299		620
Korea Information & Technology Fund		17,345		8,730		—		8,730		—
KT-SB Venture Investment		370		637		—		637		421
Boston Global Film & Contents Fund L.P.		513		339		—		339		—
Mongolian Telecommunications		10,877		447		(42)		405		23
Metropol Property LLC		502		133		6		139		911
KT Wibro Infra Co., Ltd		1,660		3,169		—		3,169		—
K-Realty CR-REITs No.1		39,064		11,091		—		11,091		2,521
Others		395,534		(4,589)		(336)		(4,925)		5,292

	￦	1,249,797	￦	48,010	￦	(7,939)	￦	40,071	￦	10,601

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of Korean won)	2012
	Current assets		Non-current assets		Current liabilities		Non-current liabilities
KTCS Corporation	￦	145,616	￦	34,224	￦	55,562	￦	1,748
KTIS Corporation		141,634		37,076		50,387		5,287
Korea Information & Technology Fund		195,164		168,182		6		—
KT-SB Venture Investment		4,898		20,411		538		—

Boston Global Film & Contents Fund L.P.		18,004		6,925		6		—
Mongolian Telecommunications		16,675		15,707		7,383		—
Metropol Property LLC		2,665		—		491		—
KT Wibro Infra Co., Ltd		135,638		123,727		4,772		30
K-Realty CR-REITs No.1		13,376		488,177		3,739		294,281
Others		140,956		312,872		130,740		59,479

	￦	814,626	￦	1,207,301	￦	253,624	￦	360,825

(In millions of Korean won)	2012
	Operating revenue		Net profit (loss)		Other comprehensive income		Total comprehensive income		Dividends received from associates
KTCS Corporation	￦	384,165	￦	17,714	￦	(1,041)	￦	16,673	￦	407
KTIS Corporation		388,370		17,535		(340)		17,195		310
Korea Information & Technology Fund		19,444		5,820		—		5,820		208
KT-SB Venture Investment		141		(384)		—		(384)		—
Boston Global Film & Contents Fund L.P.		762		(2,284)		—		(2,284)		—
Mongolian Telecommunications		17,058		342		23		365		120
Metropol Property LLC		747		224		3		227		—
KT Wibro Infra Co., Ltd		2,084		2,700		—		2,700		—
K-Realty CR-REITs No.1		36,912		12,280		—		12,280		1,142
Others		445,690		2,997		92		3,089		5,981

	￦	1,295,373	￦	56,944	￦	(1,263)	￦	55,681	￦	8,168

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

Details of a reconciliation of the summarized financial information to the carrying amount of interests in the associates and joint ventures as of and for the years end December 31, 2013 and 2012, are as follows:

	2013
(in millions of Korean won)	Net assets		Percentage of ownership	Share in net assets		Goodwill		Intercompany transaction		Book value
KTCS Corporation	￦	124,812	17.8%	￦	22,217	￦	—	￦	(37)	￦	22,180
KTIS Corporation		131,092	17.8%		23,340		—		(12)		23,328
Korea Information & Technology Fund		371,346	33.3%		123,782		—		—		123,782
KT-SB Venture Investment[3]		31,860	50.0%		15,930		—		—		15,930
Boston Global Film & Contents Fund L.P		25,262	27.7%		6,996		—		—		6,996
Mongolian Telecommunications		21,741	40.0%		8,696		—		—		8,696
Metropol Property LLC		927	34.0%		315		1,044		—		1,359
KT Wibro Infra Co., Ltd.		257,661	26.2%		67,553		—		—		67,553

	2012
(in millions of Korean won)	Net assets		Percentage of ownership	Share in net assets		Goodwill		Intercompany transaction		Book value
KTCS Corporation	￦	122,530	17.8%	￦	21,811	￦	—	￦	(27)	￦	21,784
KTIS Corporation[2]		123,036	17.8%		21,906		—		(36)		21,870
Korea Information & Technology Fund		363,340	33.3%		121,113		—		—		121,113
KT-SB Venture Investment[3]		24,771	50.0%		12,385		—		—		12,385
Boston Global Film & Contents Fund L.P		24,923	27.7%		6,902		—		—		6,902
Mongolian Telecommunications		24,999	40.0%		9,999		—		—		9,999
Metropol Property LLC		2,174	34.0%		739		1,044		—		1,783
KT Wibro Infra Co., Ltd.		254,563	26.2%		66,741		—		—		66,741

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

Marketable investments in associates and joint ventures as of December 31, 2013 and 2012, are as follows:

	2013
	Number of shares	Book Value	Fair Value
		(In millions of Korean won)	(In millions of Korean won)
KTCS Corporation	8,132,130	22,180	28,218
KTIS Corporation	6,196,190	23,328	31,539
Mongolian Telecommunications	10,348,111	8,696	10,083

	2012
	Number of shares	Book Value	Fair Value
		(In millions of Korean won)	(In millions of Korean won)
KTCS Corporation	8,132,130	21,784	18,623
KTIS Corporation	6,196,190	21,870	19,518
Mongolian Telecommunications	10,348,111	9,999	14,741

The Company has not recognized loss from associates and jointly controlled entities of ￦17,428 million for the year (2012: ￦7,308 million). The accumulated comprehensive loss of joint ventures and associates as of December 31, 2013, which was not recognized by the Company is ￦39,571 million (2012: ￦22,143 million).

The following equity securities owned by the Company are pledged as collaterals for the investee’s borrowings:

(In millions of Korean won)	Investee	Amount
Investments in associate	Smart Channel Co., Ltd.	￦	6,500

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

15.	Trade and other payables

The Company’s trade and other payables as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012
Current liabilities
Trade payables	￦	1,716,686	￦	1,822,895
Other payables		5,697,137		5,398,407

Total	￦	7,413,823	￦	7,221,302

Non-current liabilities
Trade payables	￦	10,430	￦	10,696
Other payables		1,048,454		690,664

Total	￦	1,058,884	￦	701,360

Details of other payables as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012
Non-trade payables[1]	￦	4,469,781	￦	3,969,065
Accrued expenses		937,307		772,013
Operating deposits		863,494		880,895
Others		475,009		467,098
Less: non-current		(1,048,454)		(690,664)

Current	￦	5,697,137	￦	5,398,407

[1]	Settlement payables of BC Card Co., Ltd. of ￦1,725,396 million related to credit card transaction included as of December 31, 2013 (2012: ￦1,519,242 million).

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

16.	Bonds Payable and Borrowings

Details of bonds payable and borrowings as of December 31, 2013 and 2012, are as follows:

Bonds Payable

(in millions of Korean won and thousands of foreign currencies)			December 31, 2013				December 31, 2012
Type	Maturity	Annual interest rates	Foreign currency		Korean won		Foreign currency		Korean won

MTNP notes [1]	Jun 24, 2014	5.88%	USD	600,000	￦	633,180	USD	600,000	￦	642,660
MTNP notes [1]	Sep 07, 2034	6.50%	USD	100,000		105,530	USD	100,000		107,110
MTNP notes [1]	Jul 14, 2015	4.88%	USD	400,000		422,120	USD	400,000		428,440
MTNP notes [1]	May 03, 2016	5.88%	USD	200,000		211,060	USD	200,000		214,220
Reg S bonds	Jan 20, 2017	3.88%	USD	350,000		369,355	USD	350,000		374,885
FR notes	—	—		—		—	USD	200,000		214,220
FR notes [2]	—	—		—		—	USD	100,000		107,110
FR notes[2]	—	—		—		—	JPY	35,000,000		436,625
FR notes	Aug 28, 2018	LIBOR(3M) +1.15%	USD	300,000		316,590		—		—
Japanese yen bonds	Jan 29, 2015	0.59%	JPY	5,000,000		50,233		—		—
Japanese yen bonds	Jan 29, 2016	0.70%	JPY	18,200,000		182,848		—		—
Japanese yen bonds	Jan 29, 2018	0.86%	JPY	6,800,000		68,317		—		—
The 159th Public bond	—	—		—				—		300,000
The 163rd Public bond	Mar 30, 2014	5.51%		—		170,000		—		170,000
The 165-2nd Public bond	Aug 26, 2014	4.44%		—		140,000		—		140,000
The 167-2nd Public bond	Apr 20, 2015	4.84%		—		100,000		—		100,000
The 168-2nd Public bond	Jun 21, 2015	4.66%		—		90,000		—		90,000
The 171st Public bond	—	—		—		—		—		100,000
The 173-1st Public bond	—	—		—		—		—		100,000
The 173-2nd Public bond	Aug 06, 2018	6.62%		—		100,000		—		100,000
The 175-2nd Public bond	Feb 27, 2014	5.47%		—		360,000		—		360,000
The 176-2nd Public bond	May 28, 2014	5.06%		—		170,000		—		170,000
The 176-3rd Public bond	May 28, 2016	5.24%		—		260,000		—		260,000
The 177-1st Public bond	—	—		—		—		—		240,000
The 177-2nd Public bond	Feb 09, 2015	5.26%		—		190,000		—		190,000
The 177-3rd Public bond	Feb 09, 2017	5.38%		—		170,000		—		170,000
The 178-1st Public bond [2]	—	—		—		—	USD	100,000		107,110
The 178-2nd Public bond [2]	Jan 17, 2014	LIBOR(3M) +1.05%	USD	100,000		105,530	USD	100,000		107,110
The 179th Public bond	Mar 29, 2018	4.47%		—		260,000		—		260,000
The 180-1st Public bond	Apr 26, 2016	4.35%		—		210,000		—		210,000
The 180-2nd Public bond	Apr 26, 2021	4.71%		—		380,000		—		380,000

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

The 181-1st Public bond	Aug 26, 2016	3.94%	—	260,000	—	260,000
The 181-2nd Public bond	Aug 26, 2018	3.99%	—	90,000	—	90,000
The 181-3rd Public bond	Aug 26, 2021	4.09%	—	250,000	—	250,000
The 182-1st Public bond	Oct 28, 2016	4.11%	—	320,000	—	320,000
The182-2nd Public bond	Oct 28, 2021	4.31%	—	100,000	—	100,000
The 183-1st Public bond	Dec 22, 2016	3.81%	—	50,000	—	50,000
The 183-2nd Public bond	Dec 22, 2021	4.09%	—	90,000	—	90,000
The 183-3rd Public bond	Dec 22, 2031	4.27%	—	160,000	—	160,000
The 184-1st Public bond	Apr 10, 2018	2.74%	—	120,000	—	—
The 184-2nd Public bond	Apr 10, 2023	2.95%	—	190,000	—	—
The 184-3rd Public bond	Apr 10, 2033	3.17%	—	100,000	—	—
The 185-1st Public bond	Sep 16, 2018	3.46%	—	200,000	—	—
The 185-2nd Public bond	Sep 16, 2020	3.65%	—	300,000	—	—
The 51-2nd Public bond	—	—	—	—	—	70,000
The 52-2nd Public bond	—	—	—	—	—	100,000
The 26th Public bond	—	—	—	—	—	10,000
The 27th Public bond	Jul 25, 2014	5.04%	—	5,000	—	5,000
The 17-3rd Public bond	—	—	—	—	—	50,000
The 18-4th Public bond	—	—	—	—	—	10,000
The 32-2nd Public bond	—	—	—	—	—	50,000
The 32-3rd Public bond	Jan 22, 2015	6.70%	—	30,000	—	30,000
The 33rd Public bond	Feb 11, 2015	6.45%	—	50,000	—	50,000
The 34-2nd Public bond	—	—	—	—	—	10,000
The 35-2nd Public bond	—	—	—	—	—	30,000
The 36-2nd Public bond	—	—	—	—	—	30,000
The 36-3rd Public bond	Apr 30, 2015	5.65%	—	20,000	—	20,000
The 37-3rd Public bond	—	—	—	—	—	20,000
The 37-4th Public bond	June 30, 2014	5.85%	—	10,000	—	10,000
The 38-3rd Public bond	Jul 19, 2014	5.85%	—	10,000	—	10,000
The 39th Public bond	—	—	—	—	—	30,000
The 40-2nd Public bond	—	—	—	—	—	20,000
The 40-3rd Public bond	Aug 10, 2015	5.95%	—	20,000	—	20,000
The 41-2nd Public bond	—	—	—	—	—	20,000
The 41-3rd Public bond	Sep 17, 2014	5.10%	—	10,000	—	10,000
The 42-1st Public bond	—	—	—	—	—	30,000
The 42-2nd Public bond	Nov 22, 2014	5.10%	—	20,000	—	20,000
The 42-3rd Public bond	Nov 22, 2015	5.44%	—	10,000	—	10,000
The 43-1st Public bond	Jan 28, 2014	5.05%	—	40,000	—	40,000
The 43-2nd Public bond	Jan 28, 2015	5.32%	—	10,000	—	10,000
The 43-3rd Public bond	Jan 28, 2016	5.75%	—	30,000	—	30,000
The 44-2nd Public bond	—	—	—	—	—	30,000
The 44-3rd Public bond	—	—	—	—	—	20,000
The 45th Private bond	May 18, 2014	4.80%	—	30,000	—	30,000
The 46-1st Public bond	—	—	—	—	—	20,000

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

The 46-2nd Public bond	May 26, 2014	4.50%	—	40,000	—	40,000
The 46-3rd Public bond	May 26, 2015	4.71%	—	20,000	—	20,000
The 46-4th Public bond	May 26, 2016	4.90%	—	20,000	—	20,000
The 47th Public bond	Jun 23, 2014	4.50%	—	30,000	—	30,000
The 48th Public bond	Aug 11, 2016	4.71%	—	10,000	—	10,000
The 49th Public bond	Aug 23, 2014	CD(91D) +0.93%	—	20,000	—	20,000
The 50-1st Public bond	—	—	—	—	—	20,000
The 50-2nd Public bond	Sep 21, 2016	4.87%	—	5,000	—	5,000
The 51-1st Public bond	Sep 30, 2014	4.69%	—	10,000	—	10,000
The 51-2nd Public bond	Sep 30, 2016	4.92%	—	20,000	—	20,000
The 52-1st Public bond	—	—	—	—	—	10,000
The 52-2nd Public bond	Oct 11, 2014	CD(91D) +1.10%	—	10,000	—	10,000
The 53rd Public bond	—	—	—	—	—	20,000
The 54th Public bond	Oct 28, 2014	4.64%	—	10,000	—	10,000
The 55-1st Public bond	Nov 16, 2014	4.46%	—	40,000	—	40,000
The 55-2nd Public bond	Nov 16, 2015	4.56%	—	20,000	—	20,000
The 55-3rd Public bond	Nov 16, 2016	4.74%	—	5,000	—	5,000
The 56th Public bond	Dec 13, 2014	4.18%	—	35,000	—	35,000
The 57-1st Public bond	Oct 05, 2014	CD(91D) +0.87%	—	50,000	—	50,000
The 57-2nd Public bond	Jan 05, 2016	4.44%	—	20,000	—	20,000
The 57-3rd Public bond	Jan 05, 2017	4.61%	—	30,000	—	30,000
The 58-1st Public bond	Jul 10, 2014	4.27%	—	30,000	—	30,000
The 58-2nd Public bond	Jul 10, 2015	4.37%	—	20,000	—	20,000
The 59-1st Public bond	May 25, 2015	3.78%	—	20,000	—	20,000
The 59-2nd Public bond	May 25, 2016	3.87%	—	20,000	—	20,000
The 59-3rd Public bond	May 25, 2017	4.03%	—	40,000	—	40,000
The 60th Public bond	Jul 13, 2015	CD(91D) +0.39%	—	40,000	—	40,000
The 61st Public bond	Sep 22, 2017	3.65%	—	45,000	—	45,000
The 62-1st Public bond	Aug 27, 2015	3.19%	—	20,000	—	20,000
The 62-2nd Public bond	Oct 11, 2017	3.43%	—	50,000	—	50,000
The 63rd Public bond	Sep 27, 2017	3.44%	—	40,000	—	40,000
The 64-1st Public bond	Oct 29, 2015	3.26%	—	20,000	—	20,000
The 64-2nd Public bond	Dec 21, 2017	3.46%	—	50,000	—	50,000
The 65th Public bond	Mar 22, 2018	3.47%	—	55,000	—	55,000
The 66th Public bond	Apr 02, 2018	3.52%	—	54,000	—	54,000
The 67-1st Public bond	Mar 22, 2017	3.00%	—	30,000	—	—
The 67-2nd Public bond	Mar 22, 2018	3.10%	—	40,000	—	—
The 67-3rd Public bond	Mar 22, 2020	3.37%	—	20,000	—	—
The 68-1st Public bond	Apr 30, 2016	2.85%	—	40,000	—	—
The 68-2nd Public bond	Apr 30, 2017	2.92%	—	10,000	—	—

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

The 69-1st Public bond	Dec 27, 2014	3.11%	—		20,000	—		—
The 69-2nd Public bond	June 27, 2016	CD(91D) +0.43%	—		20,000	—		—
The 69-3rd Public bond	Jun 27, 2018	3.81%	—		20,000	—		—
The 70-1st Public bond	Oct 28, 2016	3.29%	—		40,000	—		—
The 70-2nd Public bond	Oct 28, 2018	3.63%	—		10,000	—		—
The 71-1st Public bond	Nov 29, 2016	3.46%	—		10,000	—		—
The 71-2nd Public bond	Nov 29, 2020	4.14%	—		30,000	—		—
The 72-1st Public bond	Dec 23, 2015	3.18%	—		10,000	—		—
The 72-2nd Public bond	Dec 23, 2016	3.41%	—		30,000	—		—
Asset backed short-term bond	Mar 10, 2014	2.85%	—		10,000	—		—
Asset backed short-term bond	Mar 12, 2014	2.91%	—		10,000	—		—
Asset backed short-term bond	Mar 18, 2014	3.02%	—		10,000	—		—
Asset backed short-term bond	Jan 28, 2014	3.03%	—		10,000	—		—
Unsecured private convertible bond [3]	Jan 20, 2016	2.00%	—		15,000	—		15,000
Unsecured public bond in won	Jan 24, 2016	3.43%	—		30,000	—		—
The 16th unsecured bond	Apr 23, 2015	3.80%	—		80,000	—		80,000
The 1st convertible preferred stock [3]	Dec 30, 2014	3.00%	—		2,000	—		2,000
The 32-1st Public bond	Nov 20, 2015	3.19%	—		100,000	—		100,000
The 32-2nd Public bond	Nov 20, 2017	3.33%	—		100,000	—		100,000
The 33rd Public bond	Mar 21, 2018	3.26%	—		53,000	—		—
The 17-2nd Public bond	—	—	—		—	—		30,000
The 27-2nd Public bond	—	—	—		—	—		70,000
The 28-1st Public bond	Apr 05, 2014	4.61%	—		50,000	—		50,000
The 28-2nd Public bond	Apr 05, 2016	5.25%	—		65,000	—		65,000
The 29th Public bond	Sep 05, 2016	4.85%	—		45,000	—		45,000
The 30th Public bond	Oct 31, 2014	4.50%	—		90,000	—		90,000
The 31-1st Public bond	Jun 15, 2015	3.73%	—		100,000	—		100,000
The 31-2nd Public bond	Jun 15, 2017	3.97%	—		100,000	—		100,000
The 34th Public bond	Mar 21, 2018	3.21%	—		54,000	—		—
The 35th Public bond	Jun 21, 2018	2.92%	—		50,000	—		—
The 36th Public bond	Jun 21, 2018	2.92%	—		50,000	—		—
The 37th Public bond	Jun 21, 2018	2.98%	—		50,000	—		—
The 38-1st Public bond	Nov 20, 2015	3.13%	—		40,000	—		—
The 38-2nd Public bond	Nov 20, 2016	3.39%	—		60,000	—		—
The 2nd unsecured convertible bond [3]	Sep 30, 2018	2.00%	—		179	—		—
The 8th unsecured convertible bond [3]	Nov 26, 2015	—	—		19,052	—		19,052

					10,011,994			10,059,542
Less: Current portion					(2,185,017)			(2,305,065)
Discount on bonds					(22,348)			(26,600)
Conversion right adjustment					(3,987)			(5,800)
Add: Premium on bonds redemption					3,566			3,517

				￦	7,804,208		￦	7,725,594

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

[1]	As of December 31, 2013, the Controlling Company has outstanding notes in the amount of USD 1,300 million with fixed interest rates under Medium Term Note Program (“MTNP”) registered in the Singapore Stock Exchange, which allowed issuance of notes of up to USD 2,000 million. However, the MTN Program has been suspended since 2007.
[2]	Libor (3M) and CD (91D) are approximately 0.247 % and 2.66%, respectively, as of December 31, 2013.
[3]	At the end of the reporting period, the terms and conditions of the convertible bonds are as follows:

	Issuers
Type	KT Telecop Co., Ltd.		Korea HD Broadcasting Corp.		KT Music Co., Ltd.		Green point Co., Ltd.
Issue date		Jan 20, 2011		Apr 30, 2010		Nov 26, 2012		Oct 1, 2013
Issue price	￦	15,000 million	￦	2,000 million	￦	19,502 million	￦	179 million
Coupon rate		2%		3%		0%		2%
Guaranteed margin ratio		4%		3%		3%		Compound annual 5%
Conversion period		From one year after the issue date to December 20, 2015		From one year after the issue date to bond maturity		From one year after the issue date to November 19, 2015		From the day succeeding the issue date till bond maturity
Conversion price	￦	26,000	￦	500	￦	3,380	￦	27,952

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

Short-term borrowings

(in millions of Korean won and thousands of foreign currencies)			2013			2012
Financial institution	Type	Annual interest rates	Foreign Currency	Korean won		Foreign Currency	Korean Won
Shinhan Bank	Commercial papers	2.78 ~ 3.75%	—	￦	40,000	—	￦	—
	General loan[1]	4.45 ~ 5.17%	—		81,200	—		93,200
	Credit loan	4.84 ~ 5.84%			12,000	—		—
	Usance[1]	Financial bonds(6M) +1.27%-	—		5,000	—		—

Samsung Securities	Commercial papers	2.78 ~ 4.02%	—		15,000	—		90,000
Woori Bank	General loans	4.88%	—		500	—		14,500
	Usance[1]	KO-RIBOR(3M) +1.33% -	—		9,000	—		—
Korea Exchange Bank	Commercial papers	3.22 ~ 3.89%	—		30,000	—		20,000
Kookmin Bank	Commercial papers	2.10%			10,494	—		—
	General loans	4.88%	—		1,500	—		2,000
Citibank	Usance[1]	3.95%(fixed rate) / CD3M + 1.2%(variable rate)	—		10,000	—		10,000
KTB Investment & Securities	—	—	—		—	—		70,000
Hanyang Securities	Commercial papers	2.70 ~ 4.02%	—		50,000	—		50,000
SK Securities	Commercial papers	3.06 ~ 4.12%	—		10,000	—		20,000
Korea Development Bank	Usance[1]	Industrial financial debentures + 1.28%	—		7,000	—		5,000
Hana Bank	General loans	—			—	—		22,500
IBK Bank	Credit loans	4.75 ~ 5.89%	—		8,000	—		7,000
Daegu Bank	Commercial papers	—	—		—	—		11,932
DGB Capital	Commercial papers	—	—		—	—		5,000
NH Investment & Securities	Commercial papers	2.78 ~ 3.04%	—		10,000	—		20,000
HYUNDAI Securities	Commercial papers	2.71 ~ 3.10%	—		100,000	—		30,000
Dongbu Securities	Commercial papers	2.72 ~ 4.12%	—		95,000	—		—
Woori Investment & Securities	Commercial papers	2.92 ~ 3.06%	—		30,000	—		—
Korea Money Brokerage Corporation	Commercial papers	2.81 ~ 2.91%	—		20,000	—		—
Meritz Securities	Commercial papers	2.78 ~ 2.92%	—		30,000	—		—
Others [2]	Commercial papers	3.98 ~ 4.12%	—		60,000	—		82,201

Total				￦	634,694		￦	553,333

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

[1]	KO-RIBOR(3M), CD(91D), Industrial financial debentures(1Y) and Financial Bond(6M, AAA) are approximately 2.66%, 2.66%, 2.75%, and 2.71%, respectively, as of December 31, 2013.
2	As of December 31, 2012, kt ens corporation, a subsidiary of the Company, accounted for the transferred accounts receivable of ￦17,276 million, which do not qualify as derecognition, as secured borrowings.

Long-term borrowings

(in millions of Korean won and thousands of foreign currencies)			2013			2012
Financial institution	Type	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
Kookmin Bank	Informatization promotion funds [1]	—	—	￦	—	—	￦	911
	General loans	—	—		—	—		10,000
	Facility loans	3.49 ~ 4.98%	—		60,000	—		80,000
Shinhan Bank	Informatization
	promotion funds [1]	3.22%	—		6,048	—		11,985
	General loans [2]	3.95 ~ 5.70%	—		20,000	—		37,560
	Mortgage loan	—	—		—	—		358
	Facility loans [2]	2.22 ~ 5.23%	—		42,331	—		67,723
Export-Import Bank of Korea	Inter-Korean Cooperation Fund [1]	2.00%	—		6,415	—		6,415
Korea Exchange Bank	General loans[2]	LIBOR(3M) + 2.03%	USD 2,200		2,322	USD 6,520		6,984
	General loans	3.94 ~ 4.18%	—		25,210	—		—
Woori Bank	General loans [2]	—	—		—	—		45,000
Hana Bank	General loans	—	—		—	USD 3,200		3,428
National Federation of Fisheries Cooperatives	General loans	4.63%	—		50,000	—		50,000
NH Bank	General loans	3.99 ~ 6.00%	—		60,000	—		50,000
	Facility loans	4.32 ~ 4.68%	—		135,000	—		187,500
Korea Development Bank	General loans	4.32 ~ 4.91%			3,750	—		—
	Facility loans	4.49%	—		20,000	—		88,750
Industrial Bank of Korea	Facility loans	2.22%	—		833	—		1,500
Samsung Securities	Commercial papers	2.78 ~ 3.08%	—		100,000	—		60,000
Dongbu Securities	Commercial papers	—	—		—	—		20,000
SK Securities	—	—	—		—	—		10,000
Cardnet	—	—	—		—	—		348
HYUNDAI Securities	Commercial papers	2.81 ~ 3.08%			179,945	—		—
	—	—	—		—	—		49,947
IBK Securities	Commercial papers	2.78%	—		50,000	—		—
Shinhan invest corp	Commercial papers	2.93%	—		39,963	—		—
Others	Redeemable convertible preferred stock [3]	—	—		53,736	—		51,044
	Other	2.75 ~ 17.50%	—		4,423	—		7,465

Total					859,976			846,918
Less: Current portion					(200,997)			(333,422)

Net				￦	658,979		￦	513,496

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

[1]	The above Informatization Promotion Funds are repayable in installments over three years after a two-year grace period, while Inter-Korean Cooperation Fund is repayable in installments over 20 years after a seven-year grace period.
[2]	Interest rates of LIBOR (3M) is approximately 0.247%, as of December 31, 2013.
[3]	As of the end of the reporting period, the terms and conditions of the redeemable convertible preferred stocks are as follows:

	Issued by
	Enswers Inc.						Korea HD Broadcasting Corp.		KT Telecop Co.,Ltd.
Type	The A Redeemable convertible preferred stock		The B Redeemable convertible preferred stock		The C Redeemable convertible preferred stock		Redeemable convertible preferred stock		Redeemable convertible preferred stock
Issue date		2008.08.14		2009.11.24		2011.11.30		2010.12.21		2011.1.20
Issue price (per share)	￦	272,000	￦	408,400	￦	893,400	￦	500	￦	26,000
Number of share issued		5,875		1,225		11,194		1,900,000		1,346,154
Conversion price (per share)	￦	272,000	￦	408,400	￦	893,400	￦	500	￦	26,000
Exercisable date of conversion rights		From the issue date to 2018.08.14		From the issue date to 2019.11.24		From the issue date to 2021.11.30		From the issue date to 2013.12.21		From one year after the issue date until excercise date
Redemption price		Issue price + 5% compound annual interest		Issue price + 5% compound annual interest		Issue price + 5% compound annual interest		Issue price + 1% compound annual interest		Issue price of preferred stock not converted + 5% compound annual interest less dividends received

Exercisable date of redemption Rights		From three years after the issue date to 2018.08.14		From three years after the issue date to 2019.11.24		From three years after the issue date to 2021.11.30		From two years after the issue date to 2013.12.21		From five years(2016.01.20) after the issue date up to 3 months

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

Repayment schedule of the Company’s bonds payable and borrowings including the portion of current liabilities as of December 31, 2013, is as follows:

(in millions of Korean won)
	Bonds						Borrowings						Total
	In local currency		In foreign currency		Sub- total		In local currency		In foreign currency		Sub- total
2014	￦	1,442,000	￦	738,710	￦	2,180,710	￦	833,369	￦	2,322	￦	835,691	￦	3,016,401
2015		1,029,052		472,353		1,501,405		281,463		—		281,463		1,782,868
2016		1,585,179		393,908		1,979,087		335,000		—		335,000		2,314,087
2017		667,000		369,355		1,036,355		40,493		—		40,493		1,076,848
Thereafter		2,824,000		490,437		3,314,437		2,023		—		2,023		3,316,460

Total	￦	7,547,231	￦	2,464,763	￦	10,011,994	￦	1,492,348	￦	2,322	￦	1,494,670	￦	11,506,664

Book value and fair value of the Company’s bonds payable and borrowings as of December 31, 2013 and 2012 , are as follows:

(in millions of Korean won)	2013.12.31				2012.12.31
	Book		Fair		Book		Fair
Type	Value		Value		Value		Value
Bonds payable	￦	9,989,223	￦	10,066,124	￦	10,035,868	￦	10,191,819
Long-term borrowings (Including current borrowings)		859,976		798,827		846,918		820,849
Short-term borrowings		634,694		634,694		553,333		553,333

Total	￦	11,483,893	￦	11,499,645	￦	11,436,119	￦	11,566,001

The fair values of bonds payable and long-term borrowings are calculated by discounting the expected future cash flows at weighted average borrowing rate. The weighted average borrowing rate is approximately 4.53% as of December 31, 2013 (2012: 4.56%).

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

17.	Provisions

The changes in provisions during the years ended December 31, 2013 and 2012, are as follows:

	2013
(in millions of Korean won)	Litigation		Asset retirement obligation		Others		Total
Balance at 2013.1.1	￦	37,286	￦	109,598	￦	208,647	￦	355,531
Increase (Transfer)[1]		4,440		1,936		55,120		61,496
Usage		(714)		(1,966)		(139,569)		(142,249)
Reversal		(1,897)		(5,251)		(20,276)		(27,424)
Changes in scope of consolidation		—		962		—		962

Balance at 2013.12.31	￦	39,115	￦	105,279	￦	103,922	￦	248,316

Current portion		35,507		46		79,202		114,755
Non-current portion		3,608		105,233		24,720		133,561

	2012
(in millions of Korean won)	Litigation		Asset retirement obligation		Others		Total
Balance at 2012.1.1	￦	28,915	￦	108,651	￦	128,085	￦	265,651
Increase(Transfer)[1]		9,610		12,533		171,816		193,959
Usage		(492)		(2,470)		(83,753)		(86,715)
Reversal		(747)		(9,124)		(7,501)		(17,372)
Changes in scope of consolidation		—		8		—		8

Balance at 2012.12.31	￦	37,286	￦	109,598	￦	208,647	￦	355,531

Current portion		33,678		54		171,859		205,591
Non-current portion		3,608		109,544		36,788		149,940

[1]	The Company has commitments to pay the subsidies to the customers relating to the handset sales, and the payment commitments are accounted for as deduction from receivables. The Company disposed of its trade receivables arising from handset sales to special purpose entities for securitization and the related payment commitments are accounted for as other provisions.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

18.	Net Defined Benefit Liabilities

The amounts recognized in the statements of financial position are determined as follows:

(in millions of Korean won)	2013		2012
Present value of defined benefit obligations	￦	1,636,593	￦	1,724,246
Fair value of plan assets		(1,050,510)		(1,175,003)

Liabilities	￦	586,083	￦	549,243

The changes in the defined benefit obligations for the years ended December 31, 2013 and 2012, are as follows:

(in millions of Korean won)	2013		2012
Beginning	￦	1,724,246	￦	1,474,481
Current service cost		210,466		206,389
Interest expense		57,891		57,156
Benefit paid		(97,956)		(78,625)
Gains on settlements of plan [1]		2,171		(3,630)
Changes due to settlements of plan [1]		(188,512)		(125,540)
Remeasurements:
Actuarial gains and losses arising from changes in demographic assumptions		81,616		52,497
Actuarial gains and losses arising from changes in financial assumptions		(144,111)		10,326
Actuarial gains and losses arising from experience adjustments		(9,521)		120,579
Changes in scope of Consolidation		303		10,613

Ending	￦	1,636,593	￦	1,724,246

[1]	The Company has operated both defined contribution plans and defined benefit plans from December 2012. The employees are entitled to choose either defined contribution plans and defined benefit plans.

Changes in the fair value of plan assets for the years ended December 31, 2013 and 2012, are as follows:

(in millions of Korean won)	2013		2012
Beginning	￦	1,175,003	￦	1,048,436
Interest income		42,964		40,787
Remeasurements:
Return on plan assets (excluding amounts included in interest income)		2,612		8,800
Benefits paid		(57,866)		(44,448)
Changes due to settlements of plan [1]		(138,220)		(99,853)
Employer contributions		26,161		214,981
Changes in scope of consolidation		(144)		6,300

Ending	￦	1,050,510	￦	1,175,003

[1]	The Company has operated both defined contribution plans and defined benefit plans from December 2012. The employees are entitled to choose either defined contribution plans and defined benefit plans.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

Amounts recognized in the statement of income for the years ended December 31, 2013 and 2012, are as follows:

(in millions of Korean won)	2013		2012
Current service cost	￦	210,466	￦	206,389
Interest cost		57,891		57,156
Interest income		(42,964)		(40,787)
Costs(gains) on settlements		2,171		(3,630)
Transfer out		(10,502)		(8,763)

Total expenses	￦	217,062	￦	210,365

Principal actuarial assumptions used are as follows:

	2013.12.31	2012.12.31
Discount rate	3.10% ~ 4.05%	3.13% ~ 4.10%
Future salary increase	2.10% ~ 8.10%	3.00% ~ 8.10%

As of December 31, 2013, total amounts of the plan assets are invested in principal and interest guaranteed financial instruments.

The sensitivity of the defined benefit obligations as of December 31, 2013, to changes in the weighted principal assumptions is:

(in percentage, in millions of Korean won)	Effect on defined benefit obligation
	Changes in principal assumption		Increase in principal assumption		Decrease in principal assumption

Discount rate	0.50	% point	￦	(61,946)	￦	65,821
Salary growth rate	0.50	% point		62,069		(59,111)

A decrease in corporate bond yields will increase plan liabilities, although this will be partially offset by an increase in the value of the plans’ bond holdings.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. The sensitivity of the defined benefit obligation to changes in principal actuarial assumptions is calculated using the projected unit credit method, the same method applied when calculating the defined benefit obligations recognized on the statement of financial position.

The Company annually reviews funding levels of plan assets and has plan asset policies that require maintaining the funding level of the Company equal to or more than the level required under the Employee Retirement Benefit Security Act. Expected contributions to post-employment benefit plans for the year ending December 31, 2014, are ￦219,753 million.

Expected maturity analysis of undiscounted pension benefits as of December 31, 2013, is as follows:

(in millions of Korean won)	Less than 1 year		Between 1 and 2 years		Between 2 and 5 years		Over 5 years		Total
Pension benefits	￦	112,402	￦	139,406	￦	556,304	￦	3,847,327	￦	4,655,439

The weighted average duration of the defined benefit obligations is 9.06 years.

19.	Defined Contribution Plan

Recognized expense related to the defined contribution plan for the year ended December 31, 2013, is ￦23,857 million (￦1,703 million).

20.	Commitments and Contingencies

As of December 31, 2013, major commitments with local financial institutions are as follows:

(in millions of Korean won and thousands of foreign currencies)	Financial institution	Currency	Limit	Used amount
Bank overdraft	Kookmin Bank and others	KRW	1,573,500	—
Commercial papers factoring	Korea Exchange Bank	KRW	220,000	—
Loan on information and communications fund	Shinhan Bank	KRW	6,048	6,048
Green energy factoring	Shinhan Bank	KRW	374	374
Collateralized loan on accounts receivable-trade	Kookmin Bank and others	KRW	757,000	131,175
Purchase commitment for foreign currency checks	Korea Exchange Bank	KRW	1,000	—
Plus electronic notes payable	Industrial Bank of Korea	USD	50,000	1,875
Loans for working capital	Industrial Bank of Korea	KRW	100,000	—
Comprehensive credit line	Korea Exchange Bank	KRW	65,000	15,277
Foreign currency transaction	HSBC	USD	80,000	—
Credit line for call loan	Tongyang Securities Inc	KRW	120,000	—
		KRW	2,891,922	154,749
Total		USD	81,000	—

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

As of December 31, 2013, guarantees received from financial institutions are as follows:

(in millions of Korean won and thousands of foreign currencies)
	Financial institution	Currency	Limit
Performance guarantee		USD	975
		DZD[1]	25,863
Warranty guarantee	Export-Import Bank of Korea	USD	2,497
		USD	2,925
Guarantee for advances received		DZD[1]	77,589
Bid guarantee	Korea Software Financial Cooperative	KRW	27,796
Guarantees for accounts receivable from the handset sales	Seoul Guarantee Insurance	KRW	667,817
Performance guarantee /Warranty guarantee	Korea Software Financial Cooperative	KRW	201,892
Prepayment and other guarantee		KRW	77,284
Guarantee for payment in local currency	Korea Exchange Bank	KRW	3,600
	Woori Bank	USD	1,000
Guarantee for payment in foreign currency	Kookmin Bank	USD	19,148
	Shinhan Bank	USD	7,471
	Hana Bank	USD	4,000
	Korea Exchange Bank	USD	15,000
		PLN[2]	23,000
Guarantee for import letters of credit	Korea Exchange Bank	USD	10,000
Performance guarantees	Hana Bank	KRW	9,222
		USD	4,148
Performance guarantees	Seoul Guarantee Insurance	KRW	60,215
Guarantees for licensing	Seoul Guarantee Insurance	KRW	4,052
Guarantees for deposits	Seoul Guarantee Insurance	KRW	3,535
Others	Seoul Guarantee Insurance	KRW	137,552
Performance guarantees	Korea Federation of small and medium business	KRW	5,818

[1]	Algerian Dinar.
[2]	Polish Zloty.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

Details of collaterals that KT Capital Co., Ltd., a subsidiary, is provided with by third parties as of December 31, 2013, are as follows:

(In millions of Korean won)	Details	Amounts
Credits	Movables, real-estate, financial collateral	￦	858,444

As of December 31, 2013, guarantees provided by the Company for a third party, are as follows:

(in millions of Korean won)	Creditor	Limit		Used amount		Period
Individuals with the right of ownership of Gimhae apartment	Shinhan Bank	￦	108,500	￦	36,560	2012.5.21~2014.3.31
Ssangyong Information & Communication Corporation	Nonghyup Bank		20,000		47	2011.11.18~2014.11.28
Other Project Financing[1]	NH Investment & Securities		247,661		246,202	2010.1.31~2025.2.28

[1]	As of December 31, 2013, guarantee liabilities of ￦8,261 million (2012: ￦3,706 million) in relation to guarantees for PF loan are recorded as ‘other financial liabilities’ in the statement of financial position. NH Investment & Securities requested early repayment of ￦45,372 million, representing the principal and interest, related to the Romanian sunlight generation project on February 20, 2014, and KT ENS took over the debt. However, KT ENS could not execute payment guarantee according to the request of early payment of ￦49,106 million, representing the principal and interest, on March 12, 2014 and therefore filed for court receivership (Note 43).

As of December 31, 2013, based on the investors’ agreement, the Company has an obligation to provide funding to Smart Channel Co., Ltd. if Smart Channel Co, Ltd. is unable to fulfill its obligation. The Company pledged investment securities in Smart Channel Co., Ltd. as collateral (Note 14). Furthermore, the Company provided allowance for doubtful receivables of ￦49,362 million against other receivables from Smart Channel Co., Ltd.

The Controlling Company is jointly and severally obligated with KT Sat Co., Ltd. to pay KT Sat Co., Ltd.’s liabilities prior to spin-off. As of December 31, 2013, the Company and KT Sat Co., Ltd. are jointly and severally liable for reimbursement of ￦7,949 million.

For the year ended December 31, 2013, the Company made agreements with the Securitization Specialty Companies Olleh KT Seventh to twelfth Securitization Specialty Co., Ltd. (in 2012: Olleh KT First to Sixth Securitization Specialty Co., Ltd.), and disposed of its trade receivables related to handset sales. The Company also made asset management agreements with each securitization specialty company and will receive the related management fees.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

On March 6, 2014, the website of the Controlling company was hacked by professional hackers and personal information of the customers was stolen. There may be lawsuit over this breach, and the size and result of the lawsuits cannot yet be reasonably predicted.

As of December 31, 2013, the Company is a defendant in 279 lawsuits, with an aggregate amount of ￦159,434 million. As of December 31, 2013, litigation provisions of ￦39,115 million for various pending lawsuits and unasserted claims are recorded as liabilities for potential loss in the ordinary course of business. On January 24, 2014, the Company lost a lawsuit in relation to the interconnection with SK Telecom Co., Ltd. and recognized expenses of ￦34,636 million relative to this. The Company appealed to the Supreme Court and the final outcome of the case cannot yet be predicted.

According to the financial and other covenants included in certain bonds and borrowings, the Company is required to maintain certain financial ratios such as debt to equity ratio, use the funds for the designated purpose and report to the creditors periodically. The covenant also contains restriction on provision of additional collaterals and disposal of certain assets. As of December 31, 2013, the Company is in compliance with the related covenants.

KT ENS is under investigation by the police and prosecutor`s office due to the collateralized loan on accounts receivable-trade with financial institutions, such as Hana bank and special purpose companies. The investigation is on the authenticity of the accounts receivable of KT ENS and the process of loan evaluation of financial institutions, and there may be lawsuits depending on the result. The Company expects the impact of this issue on the financial statements will not be significant, but the final result cannot be reasonably predicted.

Asia Broadcast Satellite Holdings(ABS), Ltd. sued the Controlling Company and its subsidiary, KT Sat, at The International Court of Arbitration of the International Chamber of Commerce on December 31, 2013, on the ownership and compensation of damages due to the sales contract of the satellite Mugunghwa. In addition, ABS sued the Controlling Company and its subsidiary, KT Sat, at International Centre for Dispute Resolution of the American Arbitration Association on December 24, 2013, on the compensation of damages of the breach of entrustment contract. Currently, the mediator selection for ABS is complete, while that of the Controlling company and the subsidiary is not. After mediator selection, the rules of each mediator will be applied and the process of arbitration will proceed.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

21.	Lease

The Company’s non-cancellable lease arrangements are as follows:

The Company as the Lessee

Finance Lease

Details of finance lease assets as of December 31, 2013 and 2012, are as follows:

(in millions of Korean won)	2013		2012
Acquisition costs	￦	99,702	￦	55,477
Accumulated depreciation		(27,980)		(15,282)

Net balance	￦	71,722	￦	40,195

As of December 31, 2013, the Company recognizes financial lease assets as other property and equipment.

Details of future minimum lease payments as of December 31, 2013 and 2012, under finance lease contracts are summarized below:

(in millions of Korean won)	2013		2012
Total amount of minimum lease payments
Within one year	￦	22,498	￦	15,826
From one year to five years		52,877		29,474

Total	￦	75,375	￦	45,300

Unrealized interest expense	￦	(7,166)	￦	(3,654)

Net amount of minimum lease payments
Within one year	￦	19,486	￦	14,033
From one year to five years		48,723		27,613

Total	￦	68,209	￦	41,646

Operating Lease

Details of future minimum lease payments as of December 31, 2013 and 2012, under operating lease contracts are summarized below:

(in millions of Korean won)	2013		2012
Within one year	￦	78,245	￦	67,571
From one year to five years		308,292		279,906
Thereafter		246,632		312,778

Total	￦	633,169	￦	660,255

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

Operating lease expenses incurred for the years ended December 31, 2013 and 2012, amounted to ￦77,657 million, and ￦61,201 million, respectively.

The Company as the Lessor

Finance Lease

Details of finance lease assets as of December 31, 2013, are as follows:

(in millions of Korean won)	Minimum lease payments		Gross investment in the lease		Unaccrued interest		Net investment in the lease
Within one year	￦	337,804	￦	337,804	￦	(38,779)	￦	299,025
From one year to five years		454,542		454,542		(32,922)		421,620
Thereafter		10,395		10,395		(913)		9,482

Total	￦	802,741	￦	802,741	￦	(72,614)	￦	730,127

Details of finance lease assets as of December 31, 2012, are as follows:

(in millions of Korean won)	Minimum lease payments		Gross investment in the lease		Unaccrued interest		Net investment in the lease
Within one year	￦	382,821	￦	382,821	￦	(35,663)	￦	347,158
From one year to five years		550,919		550,919		(25,063)		525,856
Thereafter		11,848		11,848		(1,273)		10,575

Total	￦	945,588	￦	945,588	￦	(61,999)	￦	883,589

Details of bad debts allowance for finance lease receivables as of December 31, 2013 and 2012, are as follows:

(in millions of Korean won)	2013		2012
Within one year	￦	4,817	￦	7,312
From one year to five years		15,245		14,414
Thereafter		128		208

Total	￦	20,190	￦	21,934

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

Operating Lease

Details of operating lease assets as of December 31, 2013 and 2012, are as follows:

(in millions of Korean won)	2013		2012
Acquisition costs	￦	2,073,592	￦	1,556,762
Accumulated depreciation		(606,148)		(488,514)

Net balance	￦	1,467,444	￦	1,068,248

Details of future minimum lease payments as of December 31, 2013 and 2012, under operating lease contracts are summarized below:

(in millions of Korean won)	2013		2012
Within one year	￦	203,014	￦	364,404
From one year to five years		687,162		347,364

Total	￦	890,176	￦	711,768

22.	Capital Stock

As of December 31, 2013 and 2012, the Company’s number of authorized shares is one billion.

	2013					2012
	Number of outstanding shares	Par value per share (Korean won)		Common stock (in millions of Korean won)		Number of outstanding shares	Par value per share (Korean won)		Common stock (in millions of Korean won)
Common stock [1]	261,111,808	￦	5,000	￦	1,564,499	261,111,808	￦	5,000	￦	1,564,499

[1]	The Company retired 51,787,959 treasury shares against retained earnings. Therefore, the common stock amount differs from the amount resulting from multiplying the number of shares issued by ￦5,000 par value per share of common stock.

23.	Retained Earnings

Details of retained earnings as of December 31, 2013 and 2012, are as follows:

(in millions of Korean won)	2013		2012
Legal reserve [1]	￦	782,249	￦	782,249
Voluntary reserves[2]		4,911,362		4,911,362
Unappropriated retained earnings		4,353,272		4,952,772

Total	￦	10,046,883	￦	10,646,383

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

[1]	The Commercial Code of the Republic of Korea requires the Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued capital stock. The reserve is not available for the payment of cash dividends, but may be transferred to capital stock with the approval of the Company’s Board of Directors or used to reduce accumulated deficit, if any, with the ratification of the Company’s majority shareholders.
[2]	The provision of research and development of human is separately accumulated with tax reserve fund during earned surplus disposal by Tax Reduction and Exemption Control Act of Korea. Reversal of this provision can be paid out as dividends according to related tax law.

24.	Accumulated Other Comprehensive Income and Other Components of Equity

As of December 31, 2013 and 2012, the details of the Controlling Company’s accumulated other comprehensive income are as follows:

(in millions of Korean won)	2013		2012
Investments in associates and joint ventures	￦	(12,681)	￦	(15,251)
Gain or loss on derivatives		(9,337)		(4,626)
Available-for-sale		55,836		23,738
Foreign currency translation adjustment		(9,280)		(2,536)

Total	￦	24,538	￦	1,325

Changes in accumulated other comprehensive income for the years ended December 31, 2013 and 2012, are as follows:

	2013
(in millions of Korean won)	Beginning		Increase /decrease		Reclassification as gain or loss		Ending
Investments in associates and joint ventures	￦	(15,251)	￦	2,570	￦	—	￦	(12,681)
Gain or loss on derivatives		(4,626)		(71,778)		67,067		(9,337)
Available-for-sale		23,738		25,814		6,284		55,836
Foreign currency translation adjustment		(2,536)		(6,744)		—		(9,280)

Total	￦	1,325	￦	(50,138)	￦	73,351	￦	24,538

	2012
(in millions of Korean won)	Beginning		Increase /decrease		Reclassification as gain or loss		Ending
Investments in associates and joint ventures	￦	(6,811)	￦	(8,819)	￦	379	￦	(15,251)
Gain or loss on derivatives		(30,254)		(129,239)		154,867		(4,626)
Available-for-sale		11,719		15,543		(3,524)		23,738
Foreign currency translation adjustment		2,481		(5,017)		—		(2,536)

Total	￦	(22,865)	￦	(127,532)	￦	151,722	￦	1,325

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

As of December 31, 2013 and 2012, the Company’s other components of equity are as follows:

(in millions of Korean won)	2013		2012
Treasury stock	￦	(922,175)	￦	(931,132)
Gain(loss) on disposal of treasury stock[1]		(2,170)		(6,797)
Share-based payments		(9,609)		3,912
Others[2]		(386,989)		(409,269)

Total	￦	(1,320,943)	￦	(1,343,286)

[1]	The amounts directly reflected in equity is ￦693 million (2012: ￦2,170 million) as of December 31, 2013.
[2]	Profit and loss occurred from transactions with non-controlling interest and investment difference occurred from change in proportion of subsidiaries are included.

As of and December 31, 2013 and 2012, the details of treasury stock are as follows:

	2013		2012
Number of shares		17,308,160		17,476,002
Amounts (In millions of Korean won)	￦	922,175	￦	931,132

Treasury stock is expected to be used for the stock compensation for the Company’s directors and employees and other purposes.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

25.	Share-Based Payments

The details of share-based payments as of December 31, 2013, are as follows:

7th
Grant date	2013.04.26
Grantee	CEO, inside directors, outside directors, executives
Vesting conditions	Service condition: 1 year
Non-market performance condition: achievement of performance
Fair value per option (in Korean won)	￦35,750
Total compensation costs (in Korean won)	￦4,082 million
Estimated exercise date (exercise date)	During 2014
Valuation method	Fair value method

The changes in the number of stock options and the weighted-average exercise price, as of December 31, 2013 and 2012, are as follows:

	2013
	Beginning	Granted	Expired	Forfeited	Exercised[1]	Ending	Number of shares exercisable
6th grant	255,110	—	154,137	—	100,973	—	—
7th grant	—	288,459	—	6,231	—	282,228	—
Total	255,110	288,459	154,137	6,231	100,973	282,228	—

	2012
	Beginning	Granted	Expired	Exercised[1]	Ending	Number of shares exercisable
5th grant	190,658	—	90,869	99,789	—	—
6th grant	—	255,110	—	—	255,110	—
Total	190,658	255,110	90,869	99,789	255,110	—

[1]	The weighted average price of common stock at the time of exercise during 2013 was ￦40,300 (2012: ￦28,700).

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

26.	Operating Revenues

Operating revenues for the years ended December 31, 2013 and 2012, are as follows:

(in millions of Korean won)	2013		2012
Sales of services	￦	19,663,014	￦	19,266,545
Sale of goods[1]		4,147,585		4,589,830

Operating revenues	￦	23,810,599	￦	23,856,375

[1]	Includes revenue from construction commitment recognized using percentage completion method.

27.	Construction Commitments

The changes in construction contracts as of December 31, 2013 and 2012, are as follows:

	2013
(in millions of Korean won)	Beginning		Increase (decrease)[1]		Gain(loss) from construction		Ending
Kimhae apartment	￦	95,647	￦	510	￦	92,247	￦	3,910

[1]	In 2013, the amount of contract increased due to changes in the construction scale.

	2012
(in millions of Korean won)	Beginning		Increase (decrease)		Gain(loss) from construction		Ending
Kimhae apartment	￦	—	￦	140,657	￦	45,010	￦	95,467

Gains or losses from construction in progress as of December 31, 2013 and 2012, are as follows:

	2013
(in millions of Korean won)	Cumulative construction revenue		Cumulative construction cost		Cumulative gain or loss from construction		Progress billings		Advance payments
Kimhae apartment	￦	137,257	￦	99,770	￦	37,487	￦	84,079	￦	—

	2012
(in millions of Korean won)	Cumulative construction revenue		Cumulative construction cost		Cumulative gain or loss from construction		Progress billings		Advance payments
Kimhae apartment	￦	45,010	￦	32,835	￦	12,175	￦	45,747	￦	737

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

Amounts due from and to customers for contract work as of December 31, 2013 and 2012, are as follows:

	2013
(in millions of Korean won)	Amount due from customers for contract work [1]		Amount due to customers for contract work
Kimhae apartment	￦	53,178	￦	—

	2012
(in millions of Korean won)	Amount due from customers for contract work		Amount due to customers for contract work [2]
Kimhae apartment	￦	—	￦	737

[1]	Amount due from customers for contract work is recorded as non-trade receivables in the statements of financial position.
[3]	Recorded as advances received in the statements of financial position.

28.	Operating Expenses

Operating expenses for the years ended December 31, 2013 and 2012, are as follows:

(in millions of Korean won)	2013		2012
Salaries and wages	￦	3,288,942	￦	3,096,766
Depreciation		3,107,792		2,894,400
Amortization of intangible assets		458,382		379,678
Commissions		1,260,150		1,425,515
Interconnection charges		885,479		901,314
International interconnection fee		265,467		309,955
Purchase of inventories		3,565,948		4,851,295
Changes of inventories		320,971		(259,078)
Sales commission		2,315,338		2,229,542
Service Cost		1,834,425		1,264,218
Utilities		309,497		271,277
Taxes and Dues		257,931		299,567
Rent		432,543		371,030
Insurance premium		313,056		243,666
Installation fee		260,498		291,057
Advertising expenses		161,013		150,399
Research and development expenses		171,461		153,171
Card service cost		2,702,653		2,771,383
Others		1,059,710		1,001,987

Total	￦	22,971,256	￦	22,647,142

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

Details of salaries and wages for the years ended December 31, 2013 and 2012, are as follows:

(in millions of Korean won)	2013		2012
Short-term employee benefits	￦	3,031,435	￦	2,855,024
Post-employment benefits(Defined benefit plan)		217,062		210,365
Post-employment benefits(Defined contribution plan)		23,857		1,703
Post-employment benefits (Others)		12,506		25,762
Share-based payment		4,082		3,912

Total	￦	3,288,942	￦	3,096,766

29.	Other income and other expenses

Other income as of December 31, 2013 and 2012, consists of:

(in millions of Korean won)	2013		2012
Gains on disposal of property and equipment [1]	￦	56,114	￦	474,555
Gains on disposal of intangible assets		2,062		2,414
Compensation on property and equipment		86,317		87,201
Gains on contribution of assets		13,175		13,554
Gains on disposal of investments in associates and joint ventures		252		126,357
Government Grants		2,956		1,215
Others		168,332		82,101

Total	￦	329,208	￦	787,397

[1]	The Company disposed of land and building (carrying amount: ￦93,250 million) for ￦232,000 million to AJU-KTM private funding real-estate investment trust No.1 during the prior year and recognized gain on disposal of property and equipment of ￦138,750 million. The Company disposed of land and building (carrying amount: ￦32,232 million) for ￦144,100 million to K-REALTY CR-REIT and recognized gain on disposal of property and equipment of ￦111,868 million. The Company accounted for this property as an operating lease.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

Other expenses as of December 31, 2013 and 2012, are as follows:

(in millions of Korean won)	2013		2012
Loss on disposal of property and equipment	￦	449,681	￦	67,070
Loss on disposal of intangible assets		54,070		1,012
Impairment loss on property and equipment		2,286		15,254
Impairment loss on intangible asset		36,206		6,115
Loss on disposal of investments in associates and joint ventures		1,506		603
Impairment loss on investments in associates and joint ventures		6,006		—
Donation		131,546		99,016
Losses due to disaster		8,287		3,718
Others		133,209		123,743

Total	￦	822,797	￦	316,531

30.	Financial Income and Expenses

Details of financial income for the years ended December 31, 2013 and 2012, are as follows:

(in millions of Korean won)	2013		2012
Interest income	￦	108,794	￦	203,214
Foreign currency transaction gain		37,371		20,159
Foreign currency translation gain		106,135		266,623
Gain on settlement of derivatives		13,878		2,824
Gain on valuation of derivatives		627		118
Others		12,544		5,719

Total	￦	279,349	￦	498,657

Details of financial expenses for the years ended December 31, 2013 and 2012, are as follows:

(in millions of Korean won)	2013		2012
Interest expenses	￦	450,302	￦	472,917
Foreign currency transaction loss		31,611		17,974
Foreign currency translation loss		6,518		7,249
Loss on settlement of derivatives		16,384		7,804
Loss on valuation of derivatives		105,691		241,358
Others[1]		26,456		34,691

Total	￦	636,962	￦	781,993

[1]	During the prior year, the Company recognized funding obligation to Smart Channel Co., Ltd. as financial liabilities and recognized ￦5,393 million as an expense.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

31.	Deferred Income Tax and Income Tax Expense

The analyses of deferred tax assets and deferred tax liabilities as of December 31, 2013 and 2012, are as follows:

(in millions of Korean won)	2013		2012
Deferred tax assets
Deferred tax assets to be recovered within 12 months	￦	391,417	￦	261,217
Deferred tax assets to be recovered after more than 12 months		741,047		764,563

	￦	1,132,464	￦	1,025,780

Deferred tax liabilities
Deferred tax liability to be recovered within 12 months	￦	(1,015)	￦	(973)
Deferred tax liability to be recovered after more than 12 months		(599,384)		(551,332)

		(600,399)		(552,305)

Deferred tax assets (liabilities), net	￦	532,065	￦	473,475

The gross movements on the deferred income tax account for the years ended December 31, 2013 and 2012, are calculated as follows:

(in millions of Korean won)	2013		2012
Beginning	￦	473,475	￦	404,210
Charged(credited) to the income statement		93,266		24,409
Charged(credited) to other comprehensive income		(34,676)		32,670
Changes in scope of consolidation		—		12,186

Ending	￦	532,065	￦	473,475

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

The movement in deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

(in millions of Korean won)	2013
	Beginning		Income statement		Other comprehensive income		Changes in scope of consolidation		Ending
Deferred tax liabilities
Derivative financial assets	￦	(297)	￦	(116)	￦	—	￦	—	￦	(413)
Available-for-sale financial assets		(10,669)		(5,198)		(17,985)		—		(33,852)
Investment in joint venture and associates		(1,652)		(30,140)		(780)		—		(32,572)
Depreciation		(31,898)		(38,229)		—		—		(70,127)
Deposits for severance benefits		(297,116)		29,963		(10)		—		(267,163)
Accrued income		(1,673)		65		—		—		(1,608)
Prepaid expenses		220		70		—		—		290
Reserve for technology and human resource development		(64,570)		20,681		—		—		(43,889)
Others		(144,650)		(6,415)		—		—		(151,065)

		(552,305)		(29,319)		(18,775)		—		(600,399)

Deferred tax assets
Derivatives		21,719		9,377		1,499		—		32,595
Allowance for doubtful accounts		139,276		13,538		—		—		152,814
Inventory valuation		302		1		—		—		303
Contribution for construction		27,132		(6)		—		—		27,126
Accrued expenses		27,713		27,576		—		—		55,289
Provisions		62,696		(28,976)		—		—		33,720
Retirement benefit obligations		320,909		16,263		(18,055)		—		319,117
Withholding of facilities expenses		8,861		(521)		—		—		8,340
Accrued payroll expenses		32,185		14,536		—		—		46,721
Deduction of installment receivables		11,524		(4,479)		—		—		7,045
Present value discount		14,900		(9,931)		—		—		4,969
Assets retirement obligation		18,761		485		—		—		19,246
Gain or loss foreign currency translation		20,727		(10,491)		—		—		10,236
Deferred revenue		66,828		(2,388)		—		—		64,440
Real-estate sales		694		(694)		—		—		—
Tax credit carryforwards		150,334		14,067		—		—		164,401
Foreign operation translation difference		2,507		—		655				3,162
Others		98,712		84,228		—		—		182,940

		1,025,780		122,585		(15,901)		—		1,132,464

Net balance	￦	473,475	￦	93,266	￦	(34,676)	￦	—	￦	532,065

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(in millions of Korean won)	2012
	Beginning		Income statement		Other comprehensive income		Changes in scope of consolidation		Ending
Deferred tax liabilities
Derivative financial assets	￦	(37,861)	￦	37,294	￦	270	￦	—	￦	(297)
Available-for-sale financial assets		(12,945)		7,732		(6,094)		638		(10,669)
Investment in joint venture and associates		(200)		(4,643)		3,148		43		(1,652)
Depreciation		(84,366)		51,350		—		1,118		(31,898)
Deposits for severance benefits		(271,233)		(23,283)		(1,261)		(1,339)		(297,116)
Accrued income		(1,855)		243		—		(61)		(1,673)
Prepaid expenses		—		220		—		—		220
Reserve for technology and human resource development		(63,491)		(1,079)		—		—		(64,570)
Others		(149,388)		7,190		—		(2,452)		(144,650)

		(621,339)		75,024		(3,937)		(2,053)		(552,305)

Deferred tax assets
Derivatives		—	￦	30,155	￦	(8,436)	￦	—	￦	21,719
Allowance for doubtful accounts		112,203		23,965		—		3,108		139,276
Inventory valuation		594		(292)		—		—		302
Contribution for construction		29,301		(2,169)		—		—		27,132
Accrued expenses		24,397		3,316		—		—		27,713
Provisions		55,260		7,115		—		321		62,696
Retirement benefit obligations		257,248		18,981		42,922		1,758		320,909
Withholding of facilities expenses		9,389		(528)		—		—		8,861
Accrued payroll expenses		28,670		3,193		—		322		32,185
Deduction of installment receivables		78,880		(67,356)		—		—		11,524
Present value discount		34,176		(19,276)		—		—		14,900
Assets retirement obligation		16,283		2,478		—		—		18,761
Gain or loss foreign currency translation		97,942		(77,215)		—		—		20,727
Deferred revenue		51,183		15,645		—		—		66,828
Real-estate sales		6,456		(5,762)		—		—		694
Tax credit carryforwards		80,854		69,480		—		—		150,334
Foreign operation translation difference		386		—		2,121		—		2,507
Others		142,327		(52,345)		—		8,730		98,712

		1,025,549		(50,615)		36,607		14,239		1,025,780

Net balance[1]	￦	404,210	￦	24,409	￦	32,670	￦	12,186	￦	473,475

[1]	Deferred tax liabilities, amounting to ￦1,680 million (2012: Deferred tax liabilities of ￦43,693 million) that are related to the tax receivable of certain subsidiaries’ undistributed profit, are not recognized as of December 31, 2013. This undistributed profit is permanently reinvested. As of December 31, 2013, temporary difference of unrecognized deferred tax liabilities is ￦381,666 million (2012: ￦399,339 million).

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

The tax impacts directly to equity as of December 31, 2013 and 2012, are as follows:

	2013						2012
(in millions of Korean won)	Before recognition		Tax effect		After recognition		Before recognition		Tax effect		After recognition
Available-for-sale valuation gain (loss)	￦	74,317	￦	(17,985)	￦	56,332	￦	25,181		(6,094)	￦	19,087
Hedge instruments valuation gain (loss)		(6,195)		1,499		(4,696)		33,743		(8,166)		25,577
Remeasurements from net defined benefit liabilities		74,648		(18,065)		56,583		(172,153)		41,661		(130,492)
Shares of gain (loss) of joint ventures and associates		3,221		(780)		2,441		(13,009)		3,148		(9,861)
Foreign operation translation difference		(2,708)		655		(2,053)		(8,766)		2,121		(6,645)

Total	￦	143,283	￦	(34,676)	￦	108,607	￦	(135,004)	￦	32,670	￦	(102,334)

Details of income tax expenses for the years ended December 31, 2013 and 2012, are calculated as follows:

(in millions of Korean won)	2013		2012
Current income tax expenses	￦	160,319	￦	282,499
Adjustments of the current income tax expenses of prior year		(12,060)		15,988
Impact of change in temporary difference		(93,266)		(24,409)

Total income tax expense	￦	54,993	￦	274,078

Income tax expense from continued operations		54,993		277,869
Income tax expense for discontinued operations		—		(3,791)

	2013		2012
Net profit (loss) of continued operations before income tax	￦	(5,258)	￦	1,422,502
Statutory income tax		1,272		312,530
Tax effect
Income not taxable for taxation purposes		(25,130)		(1,407)
Non deductible expenses		87,220		39,136
Tax credit		(15,673)		(83,311)

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

	2013		2012
Additional payment of income taxes	￦	(5,910)	￦	59,755
Tax effect and adjustment on consolidation		(4,251)		—
Derecognition in deferred tax income		7,586		(55,006)
Tax effect of changes in statutory tax rates and changes in deferred income tax		(62)		(17,656)
Others		9,941		23,828
Income tax expense from continued operations		54,993		277,869

32.	Earnings Per Share

Calculation of earnings per share for the years ended December 31, 2013 and 2012, is as follows:

Basic earnings per share is calculated by dividing the profit from operations attributable to equity holders of the Company by the weighted average number of common stocks outstanding during the period, excluding common stocks purchased by the Company and held as treasury stock (Note 24).

Basic earnings per share from operations for the years ended December 31, 2013 and 2012, is calculated as follows:

	2013		2012
Profit from continuing operations attributable to common stock (in millions of Korean won)	￦	(162,437)	￦	1,075,694
Profit (loss) from discontinued operations attributable to common stock (in millions of Korean won)		—		29,567

		(162,437)		1,046,127

Weighted average number of common stock outstanding		243,737,431		243,517,103
Basic earnings per share	￦	(666)	￦	4,296
Basic earnings per share from continuing operations (in Korean won)		(666)		4,417
Basic earnings (loss) per share from discontinued operations (in Korean won)		—		121

Diluted earnings per share from operations is calculated by adjusting the weighted average number of common stocks outstanding to assume conversion of all dilutive potential common stocks. The Company has dilutive potential common stocks from stock options.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

Diluted earnings per share from operations for the years ended December 31, 2013 and 2012, is calculated as follows:

	2013		2012
Adjusted profit from continuing operations attributable to common stock (in millions of Korean won)	￦	(162,991)	￦	1,075,694
Adjusted profit from discontinued operations attributable to common stock (in millions of Korean won)		—		(29,567)

	￦	(162,991)	￦	1,046,127

Number of dilutive potential common shares outstanding		—		23,851
Weighted-average number of common shares outstanding and dilutive common shares		243,737,431		243,540,954
Diluted earnings per share	￦	(669)	￦	4,296
Diluted earnings per share from continuing operations (in Korean won)		(669)		4,417
Diluted earnings per share from discontinued operations (in Korean won)		—		121

33.	Dividend

The dividends paid by the Controlling Company in 2013 and 2012 were ￦487,445 million (￦2,000 per share) and ￦486,602 million (￦2,000 per share), respectively. A dividend in respect of the year ended December 31, 2013, of ￦800 per share, amounting to a total dividend of ￦195,112 million, was approved at the shareholders’ meeting on March 21, 2014. These consolidated financial statements do not reflect this dividend payable.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

34.	Cash Generated from Operations

Cash flows from operating activities for the years ended December 31, 2013 and 2012, are as follows:

(in millions of Korean won)	2013		2012
1. Profit (loss) for the year	￦	(60,251)	￦	1,105,439
2. Adjustments to reconcile net income
Income tax expenses		54,993		277,869
Interest income		(279,392)		(387,396)
Interest expense		548,129		589,727
Dividends income		(20,841)		(6,370)
Depreciation		3,141,846		2,925,170
Amortization of intangible assets		478,902		388,663
Provision for severance benefits		227,564		219,128
Bad debt expenses		189,665		150,389
Income from jointly controlled entities and associates		(10,222)		(24,308)
Gain on disposal of jointly controlled entities and associates		1,254		(125,754)
Impairment loss on jointly controlled entities and associates		6,006		3,202
Gain or loss on disposal of property and equipment		393,567		(407,485)
Gains or loss on disposal of intangible assets		52,008		(1,402)
Loss on impairment of intangible assets		36,207		6,115
Foreign currency translation gain		(99,617)		(259,374)
Loss on valuation of derivatives		105,248		242,979
Others		(64,445)		(96,416)
3. Changes in operating assets and liabilities
Decrease in trade receivables		938,495		1,848,011
Increase in other receivables		(60,372)		(533,319)
Decrease(increase) in loans receivables		(156,418)		47,990
Decrease in finance lease receivables		147,735		130,987
Increase in other assets		(729,335)		(86,993)
Decrease(increase) in inventories		229,123		(286,513)
Increase(decrease) in trade payables		(145,363)		177,577
Increase(decrease) in other payables		(69,265)		948,480
Increase(decrease) in other liabilities		152,862		(196,076)
Increase in provisions		(142,249)		(86,715)
Increase(decrease) in deferred revenue		(66,519)		153,034
Decrease(increase) in plan assets		249,102		(165,755)
Payment of severance benefits		(371,157)		(111,192)

4. Net cash provided by operating activities (1+2+3)	￦	4,677,260	￦	6,439,692

The Company entered into agreements with securitization specialty companies and disposed of its trade receivables related to handset sales (Note 20). Cash flows from the disposals are presented as cash generated from operations.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

Significant transactions not affecting cash flows for the years ended December 31, 2013 and 2012, are as follows:

(in millions of Korean won)	2013		2012
Reclassification of the current portion of bonds payable	￦	1,791,454	￦	2,157,522
Reclassification of construction-in-progress to property and equipment		2,314,925		3,142,858
Reclassification of provisions		43,522		183,806
Reclassification of accounts payable from property and equipment		181,816		68,766
Reclassification of accounts payable from intangible assets		567,550		—
Write-off of loans and receivables		43,186		13,245
Transfer of prepaid lease		94,196		127,111
Valuation of available-for-sale financial assets		65,670		31,599

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

35.	Segment Information

The Company’s operating segments are as follows:

Details	Business service
Telecom & Convergence Customer Group	Telecommunication service to mass customers and convergence business
Global & Enterprise Group	Telecommunication service to global market and enterprise customers and data service
Finance / Rental Business Group	Credit card, loan, lease and others
Others	Satellite TV, and others

Details of each segment for the years ended December 31, 2013 and 2012, are as follows:

	2013
(in millions of Korean won)	Operating revenues		Operating income(loss)		Depreciation and Amortization
Telecom & Convergence/Customer	￦	14,938,037	￦	51,853	￦	2,445,321
Global & Enterprise		2,999,042		258,097		486,258
Finance/Rental		4,053,481		279,856		400,223
Others		5,093,995		287,482		233,322

		27,084,555		877,288		3,565,124
Elimination		(3,273,956)		(37,945)		1,050

Consolidated amount	￦	23,810,599	￦	839,343	￦	3,566,174

	2012
(in millions of Korean won)	Operating revenues		Operating income(loss)		Depreciation and Amortization
Telecom & Convergence/Customer	￦	15,932,278	￦	733,461	￦	2,440,338
Global & Enterprise		2,930,959		327,300		485,267
Finance/Rental		3,717,181		185,220		181,904
Others		4,252,074		83,039		147,238

		26,832,492		1,329,020		3,254,747
Elimination		(2,976,117)		(119,787)		19,331

Consolidated amount	￦	23,856,375	￦	1,209,233	￦	3,274,078

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

The regional segment information provided to the management for the reportable segments as of December 31, 2013 and 2012, and for the years ended December 31, 2013 and 2012, are as follows:

(in millions of Korean won)	Operating revenues				Non-current assets[1]
Location	2013		2012		2013.12.31		2012.12.31
Domestic	￦	23,752,353	￦	23,821,847	￦	21,143,152	￦	20,136,194
Overseas		58,246		34,528		176,700		39,023

Total	￦	23,810,599	￦	23,856,375	￦	21,319,852	￦	20,175,217

[1]	Non-current assets include fixed assets, intangible assets (excluding goodwill) and investment property.

Assets and liabilities of each segments as of December 2013 and 2012, are as follows:

	2013
(in millions of Korean won)	Non-finance		Finance /Rental		Total		Adjustment		Consolidated amount
Assets
Current	￦	7,019,888	￦	3,920,164	￦	10,940,052	￦	(971,603)	￦	9,968,449
Trade and other receivables		4,195,415		1,864,709		6,060,124		(767,377)		5,292,747
Short-term loans		—		889,418		889,418		(50,694)		838,724
Inventories		590,198		25,596		615,794		(1,732)		614,062
Other assets		2,234,275		1,140,441		3,374,716		(151,800)		3,222,916
Non-current		24,060,844		3,730,135		27,790,979		(2,912,895)		24,878,084
Trade and other receivables		796,622		68,877		865,499		(52,028)		813,471
Short-term loans		—		542,267		542,267		(32,394)		509,873
Property, equipment and intangible assets (including investment property)		18,817,659		1,931,006		20,748,665		571,187		21,319,852
Other assets		4,446,563		1,187,985		5,634,548		(3,399,660)		2,234,888

Total assets	￦	31,080,732	￦	7,650,299	￦	38,731,031	￦	(3,884,498)	￦	34,846,533

Liabilities
Current	￦	8,413,723	￦	3,716,585	￦	12,130,308	￦	(942,570)	￦	11,187,738
Trade and other payables		5,869,233		2,344,098		8,213,331		(799,508)		7,413,823
Borrowings		1,780,826		1,224,852		3,005,678		15,028		3,020,706
Other liabilities		763,664		147,635		911,299		(158,090)		753,209
Non-current		8,243,796		2,938,773		11,182,569		(388,685)		10,793,884
Trade and other payables		919,486		168,630		1,088,116		(29,232)		1,058,884
Borrowings		6,024,803		2,561,893		8,586,696		(123,509)		8,463,187
Other liabilities		1,299,507		208,250		1,507,757		(235,944)		1,271,813

Total liabilities	￦	16,657,519	￦	6,655,358	￦	23,312,877	￦	(1,331,255)	￦	21,981,622

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

	2012
(in millions of Korean won)	Non-finance		Finance /Rental		Total		Adjustment		Consolidated amount
Assets
Current	￦	7,870,747	￦	3,363,384	￦	11,234,131	￦	(716,712)	￦	10,517,419
Trade and other receivables		4,767,604		1,620,451		6,388,055		(480,547)		5,907,508
Short-term loans		—		777,095		777,095		(108,982)		668,113
Inventories		931,979		30,434		962,413		(27,380)		935,033
Other assets		2,171,164		935,404		3,106,568		(99,803)		3,006,765
Non-current		23,278,749		3,389,520		26,668,269		(2,627,780)		24,040,489
Trade and other receivables		1,050,481		51,075		1,101,556		(28,590)		1,072,966
Short-term loans		—		520,603		520,603		(8,016)		512,587
Property, equipment and intangible assets (including investment property)		18,022,270		1,518,491		19,540,761		634,456		20,175,217
Other assets		4,205,998		1,299,351		5,505,349		(3,225,630)		2,279,719

Total assets	￦	31,149,496	￦	6,752,904	￦	37,902,400	￦	(3,344,492)	￦	34,557,908

Liabilities
Current	￦	8,617,269	￦	3,324,813	￦	11,942,082	￦	(675,316)	￦	11,266,766
Trade and other payables		5,742,946		2,064,281		7,807,227		(585,925)		7,221,302
Borrowings		2,066,871		1,123,754		3,190,625		6,404		3,197,029
Other liabilities		807,452		136,778		944,230		(95,795)		848,435
Non-current		7,681,087		2,621,156		10,302,243		(229,076)		10,073,167
Trade and other payables		547,830		168,589		716,419		(15,059)		701,360
Borrowings		6,005,239		2,274,466		8,279,705		(40,615)		8,239,090
Other liabilities		1,128,018		178,101		1,306,119		(173,402)		1,132,717

Total liabilities	￦	16,298,356	￦	5,945,969	￦	22,244,325	￦	(904,392)	￦	21,339,933

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

36.	Related Party Transactions

The list of related party of the Company as of December 31, 2013, is as follows:

Type of control	Related parties
Associates and jointly controlled entities	Korea Information & Technology Investment Fund, WiBro Infra Co., Ltd., K-REALTY CR REIT 1, KTCS Corporation, KTIS Corporation, Mongolian Telecommunications, KT-SB Venture Investment Fund, Company K Movie Asset Fund No.1, Boston Global Film & Contents Fund L.P., Metropol Property LLC, KTF-CJ Music Contents Investment, QTT Global (Group) Company Limited, Korea Telephone Directory Co., Ltd., CU Industrial Development Co., Ltd., MOS Facilities Co., Ltd., Exdell Corporation, Information Technology Solution Bukbu Corporation, Information Technology Solution Nambu Corporation, Information Technology Solution Seobu Corporation, Information Technology Solution Busan Corporation, Information Technology Solution Jungbu Corporation, Information Technology Solution Honam Corporation, Information Technology Solution Daegu Corporation, VANGUARD Private Equity Fund, KT-LIG ACE Private Equity Fund, Smart Channel Co., Ltd., HooH Healthcare Inc., KD Living, Inc., ChungHo EZ-Cash Co., Ltd., JNK Retech Co., Ltd., Harex Inf o Tech Inc., Boston Film Fund, KT-DoCoMo Mobile Investment Fund, MOS GS Co., Ltd., MOS Daegu Co., Ltd., MOS Chungcheong Co., Ltd., MOS Gangnam Co., Ltd., MOS GB Co., Ltd., MOS BS Co., Ltd., MOS Honam Co., Ltd., ANIMAX BROADCASTING KOREA Co., Ltd., SPERA Private Equity Fund, QCP New Technology Invesmtment Fund No. 20, KT-IMM Investment Fund, Mirae Asset Good Company Investment Fund No.3, 2010 KIF-IMM IT Investment Fund, Saehacoms Co., Ltd., Oscar Ent. Co., Ltd., KoFC KTC-ORIX Korea- Japan Partnership Private Equity Fund II, Texno Pro Sistem, East Telecom Networks LLC, Hyundai Swiss Smartmall Private Special Asset Investment Trust, KT-CKP New Media Investment Fund, KT-Michigan Global Contents Fund, SP1 Private Equity Fund, LoginD Co., Ltd., Tosster Media Co., Ltd.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

The related receivables and payables as of December 31, 2013 and 2012, are as follows:

		December 31, 2013
		Receivables						Payables
(in millions of Korean won)		Trade receivables		Loans		Other receivables		Trade payables		Other payables
Associates and jointly controlled entities	KTCS Corporation	￦	2,079	￦	—	￦	606	￦	765	￦	14,372
	KTIS Corporation		1,388		—		95		137		35,416
	Information Technology Solution Bukbu Corporation		3		—		610		2		4,555
	Information Technology Solution Nambu Corporation		2		—		9		—		3,989
	Information Technology Solution Seobu Corporation		8		—		577		—		4,095
	Information Technology Solution Busan Corporation		1		—		191		20		1,810
	Information Technology Solution Jungbu Corporation		2		—		375		—		3,697
	Information Technology Solution Honam Corporation		2		—		239		—		3,110
	Information Technology Solution Daegu Corporation		3		—		198		—		2,257
	KT Wibro Infra Co., Ltd.		—		—		—		—		172,081
	Smart Channel Co., Ltd.		9,717		9,638		39,724		2,261		75
	K-Realty CR-REITs No.		949		—		36,000		—		—
	MOS GS Co., Ltd.		74		—		1		—		1,813
	MOS Daegu Co., Ltd.		4		—		—		1,154		17
	MOS Chungcheong Co., Ltd.		39		—		1		1,186		230
	MOS Gangnam Co., Ltd.		2		—		1		—		180
	MOS GB Co., Ltd.		94		—		5		2,442		131
	MOS BS Co., Ltd.		3		—		1		1,006		53
	MOS Honam Co., Ltd.,		1		—		2		1,517		183
	Others		226		400		1,889		52		1,989

		￦	14,597	￦	10,038	￦	80,524	￦	10,542	￦	250,053

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

		December 31, 2012
		Receivables						Payables
(in millions of Korean won)		Trade receivables		Loans		Other receivables		Trade payables		Other payables
Associates and jointly controlled entities	KTCS Corporation	￦	2,597	￦	—	￦	162	￦	—	￦	23,307
	KTIS Corporation		3,587		654		57		1,897		26,782
	Information Technology Solution Bukbu Corporation		2		—		—		—		3,410
	Information Technology Solution Nambu Corporation		1		—		9		—		3,961
	Information Technology Solution Seobu Corporation		5		—		—		—		3,703
	Information Technology Solution Busan Corporation		1		—		1		34		1,561
	Information Technology Solution Jungbu Corporation		2		—		—		—		3,282
	Information Technology Solution Honam Corporation		103		—		—		—		3,152
	Information Technology Solution Daegu Corporation		100		—		—		—		1,698
	KT Wibro Infra Co., Ltd.		—		—		—		—		214,866
	Smart Channel Co., Ltd.		7,824		9,638		39,724		1,589		1,668
	K-Realty CR-REITs No.		948		—		36,000		—		—
	MOS GS Co., Ltd.		64		—		1		1,552		773
	MOS Daegu Co., Ltd.		11		—		6		1,181		8
	MOS Chungcheong Co., Ltd.		1		—		1		962		85
	MOS Gangnam Co., Ltd.		20		—		8		—		58
	MOS GB Co., Ltd.		96		—		5		2,045		400
	MOS BS Co., Ltd.		2		—		1		1,169		13
	MOS Honam Co., Ltd.,		4		—		2		1,310		220
	Others		187		—		110		273		3,339

		￦	15,555	￦	10,292	￦	76,087	￦	12,012	￦	292,286

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

Significant transactions with related parties for the years ended December 31, 2013 and 2012, are as follows:

		2013
		Sales				Purchases
(in millions of Korean won)		Operating revenue		Other income		Operating expenses		Others[1]
Associates and jointly controlled entities	KTCS Corporation	￦	45,172	￦	—	￦	258,055	￦	148
	KTIS Corporation		59,533		4		278,720		2,499
	Information Technology Solution Bukbu Corporation		4,784		—		29,626		—
	Information Technology Solution Nambu Corporation		4,871		—		33,232		—
	Information Technology Solution Seobu Corporation		5,397		—		34,526		—
	Information Technology Solution Busan Corporation		2,920		—		18,967		—
	Information Technology Solution Jungbu Corporation		5,318		—		27,408		75
	Information Technology Solution Honam Corporation		3,122		—		35,973		123
	Information Technology Solution Daegu Corporation		2,047		1		13,461		1
	KT Wibro Infra Co., Ltd.		9		—		—		1,660
	Smart Channel Co., Ltd.		8,188		—		—		—
	K-Realty CR-REITs No.		2,039		—		36,349		—
	MOS GS Co., Ltd.		1,465		—		15,862		1,475
	MOS Daegu Co., Ltd.		806		—		11,368		693
	MOS Chungcheong Co., Ltd.		819		—		11,662		449
	MOS Gangnam Co., Ltd.		749		—		13,815		1,263
	MOS GB Co., Ltd.		1,981		—		20,963		1,895
	MOS BS Co., Ltd.		914		—		14,242		875
	MOS Honam Co., Ltd.,		948		—		12,824		979
	Others		2,737		2		15,139		627

		￦	153,819	￦	7	￦	882,192	￦	12,762

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

		2012
		Sales				Purchases
(in millions of Korean won)		Operating revenue		Other income		Operating expenses		Others[1]
Associates and jointly controlled entities	KTCS Corporation	￦	44,649	￦	—	￦	262,148	￦	79
	KTIS Corporation		38,144		—		273,512		426
	Information Technology Solution Bukbu Corporation		4,081		—		26,004		—
	Information Technology Solution Nambu Corporation		3,344		—		31,156		—
	Information Technology Solution Seobu Corporation		4,589		—		33,548		—
	Information Technology Solution Busan Corporation		2,750		—		18,327		—
	Information Technology Solution Jungbu Corporation		4,228		—		26,376		18
	Information Technology Solution Honam Corporation		2,845		—		35,658		8
	Information Technology Solution Daegu Corporation		1,869		3		12,647		49
	KT Wibro Infra Co., Ltd.		6		—		—		2,083
	Smart Channel Co., Ltd.		5,039		—		1,670		—
	K-Realty CR-REITs No.		2,038		—		35,290		—
	MOS GS Co., Ltd.		1,033		—		17,620		—
	MOS Daegu Co., Ltd.		429		—		12,318		—
	MOS Chungcheong Co., Ltd		462		—		12,759		1
	MOS Gangnam Co., Ltd.		372		—		14,474		—
	MOS GB Co., Ltd.		1,401		—		22,096		17
	MOS BS Co., Ltd.		575		—		15,716		—
	MOS Honam Co., Ltd.,		542		—		13,799		—
	Others		3,001		1		18,355		1,540

		￦	121,397	￦	4	￦	883,473	￦	4,221

[1]	The amount includes acquisition of property and equipment and others.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

Key management compensation for the years ended December 31, 2013 and 2012, consists of:

(in millions of Korean won)	2013		2012
Salaries and other short-term benefits	￦	3,203	￦	3,166
Provision for severance benefits		335		274
Stock-based compensation		842		1,078

Total	￦	4,380	￦	4,518

Fund transactions with related parties for the years ended December 31, 2013 and 2012, are as follows:

(in millions of Korean won)		2013
		Loan transactions				Borrowing transactions				Equity contributions in cash
		Loans		Repayments		Borrowings		Repayments
Associates and jointly controlled entities	KTIS Corporation	￦	—	￦	654	￦	—	￦	—	￦	—
	KT-SB Venture Investment Fund		—		—		—		—		6,000
	JNK Retech Co., Ltd		—		—		—		—		1,176
	KT-CKP New Media Investment Fund		—		—		—		—		2,250

		￦	—	￦	654	￦	—	￦	—	￦	9,426

(in millions of Korean won)		2012
		Loan transactions				Borrowing transactions				Equity contributions in cash
		Loans		Repayments		Borrowings		Repayments
Associates and jointly controlled entities	KTIS Corporation	￦	654	￦	338	￦	—	￦	—	￦	—
	Smart Channel Co., Ltd.[1]		9,638		—		—		—		—
	ChungHo EZ-Cash Co., Ltd.		—		—		—		—		3,440
	QTT Global (Group) Company Limited		—		—		—		—		12,746
	HooH Healthcare Inc.		—		—		—		—		490

		￦	10,292	￦	338	￦	—	￦	—	￦	16,676

[1]	Provisions are made for loans to Smart Channel Co., Ltd. as of December 31, 2013.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

Payment guarantees and collaterals provided by the Group

As of December 31, 2013, based on the investors’ agreement, the Company has an obligation to provide funding to Smart Channel Co., Ltd. if Smart Channel Co, Ltd. is unable to fulfill its obligation. The Company pledged investment securities in Smart Channel Co., Ltd. as collateral (Note 14).

There are no collaterals and payment guarantees provided by the related parties.

37.	Financial risk management

(1) Financial risk factors

The Company’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk and price risk), credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. The Group uses derivative financial instruments to hedge certain risk exposures.

The Company’s financial policy is set up in the long-term perspective and annually reported to the Board of Directors. The financial risk management is carried out by the Value Management Office, which identifies, evaluates and hedges financial risks. The treasury department in the Value Management Office considers various finance market conditions to estimate the effect from the market changes.

1) Market risk

The Company’s market risk management focuses on controlling the extent of exposure to the risk in order to minimize revenue volatility. Market risk is a risk that decreases value or profit of the Company’s portfolio due to changes in market interest rate, foreign exchange rate and other factors.

(i) Sensitivity analysis

Sensitivity analysis is performed for each type of market risk to which the Company is exposed. Reasonably possible changes in the relevant risk variable such as prevailing market interest rates, currency rates, equity prices or commodity prices are estimated and if the rate of change in the underlying risk variable is stable, the Company does not alter the chosen reasonably possible change in the risk variable. The reasonably possible change does not include remote or ‘worst case’ scenarios or ‘stress tests’.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(ii) Foreign exchange risk

The Company is exposed to foreign exchange risk arising from operating, investing and financing activities. Foreign exchange risk is managed within the range of the possible effect on the Company’s cash flows. Foreign exchange risk unaffecting the Company’s cash flows is not hedged but can be hedged at a particular situation.

As of December 31, 2013 and 2012, if the foreign exchange rate had strengthened/weakened by 10% with all other variables held constant, the effects on profit before income tax and shareholders’ equity would have been as follows:

(in millions of Korean won)	Fluctuation of foreign exchange rate	Income before tax		Shareholders’ equity
2013.12.31	+10%	￦	(46,173)	￦	(47,888)
	-10%		46,173		47,888
2012.12.31	+10%	￦	(64,746)	￦	(52,203)
	-10%		64,746		52,203

The above analysis is a simple sensitivity analysis which assumes that all the variables other than foreign exchange rates are held constant. Therefore, the analysis does not reflect any correlation between foreign exchange rates and other variables, nor the management’s decision to decrease the risk.

Details of foreign assets and liabilities of the Company as of December 31, 2013 and 2012, are as follows:

	2013		2012
(in thousands of foreign currencies)	Financial assets	Financial liabilities	Financial assets	Financial liabilities
USD	254,917	2,225,700	217,488	2,377,137
SDR	1,105	1,211	494	1,130
JPY	190,520	30,054,316	657,947	35,102,877
GBP	—	134	1	9
EUR	1,342	4,943	5,395	2,614
DZD	2,798	—	3,770	—
CNY	—	—	10,236	197
UZS	1,805,565	—	7,920,825	38,727,985
RWF	11,962	—	—	—
IDR	—	—	347,447	—

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(iii) Price risk

As of December 31, 2013 and 2012, the Company is exposed to equity securities price risk because the securities held by the Company are traded in active markets. If the market prices had increased/decreased by 10% with all other variables held constant, the effects on profit before income tax and shareholders’ equity would have been as follows:

(in millions of Korean won)	Fluctuation of price	Income before tax		Shareholders’ equity
2013.12.31	+10%	￦	—	￦	5,535
	-10%		—		(5,535)
2012.12.31	+10%	￦	—	￦	4,916
	-10%		—		(4,916)

The above analysis is based on the assumption that the equity index had increased/decreased by 10% with all other variables held constant and all the Company’s marketable equity instruments had moved according to the historical correlation with the index.

(iv) Cashflow and fair value interest rate risk

The Company’s interest rate risk arises from liabilities in foreign currency such as foreign currency bonds payable. Bonds payable in foreign currency issued at variable rates expose the Company to cash flow interest rate risk which is partially offset by swap transactions. Bonds payable and borrowings issued at fixed rates expose the Company to fair value interest rate risk. The Company sets the policy and operates to minimize the uncertainty of the changes in interest rates and financial costs.

As of December 31, 2013 and 2012, if the market interest rate had increased/decreased by 100bp with other variables held constant, the effects on profit before income tax and shareholders’ equity would be as follows:

(In millions of Korean won)	Fluctuation of interest rate	Income before tax		Shareholders’ equity
2013.12.31	+100 bp	￦	10,345	￦	12,846
	-100 bp		(17,201)		(19,017)
2012.12.31	+100 bp	￦	(562)	￦	(368)
	-100 bp		(5,100)		(5,361)

The above analysis is a simple sensitivity analysis which assumes that all the variables other than market interest rates are held constant. Therefore, the analysis does not reflect any correlation between market interest rates and other variables, nor the management’s decision to decrease the risk.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

2) Credit risk

Credit risk is managed on the Company basis with the purpose of minimizing financial loss. Credit risk arises from the normal transactions and investing activities, where clients or other party fails to discharge an obligation on contract conditions. To manage credit risk, the Company considers the counterparty’s credit based on the counterparty’s financial conditions, default history and other important factors.

Credit risk arises from cash and cash equivalents, derivative financial instruments and deposits with banks and financial institutions, as well as outstanding receivables. To minimize such risk, only the financial institutions with strong credit ratings are accepted.

As of December 31, 2013 and 2012, maximum exposure to credit risk is as follows:

(In millions of Korean won)	2013		2012
Cash equivalents(except cash on hand)	￦	2,065,157	￦	2,051,670
Trade and other receivables [1]		6,106,218		6,980,474
Loans receivable		1,348,597		1,180,700
Finance lease receivables		709,937		861,655
Other financial assets
Financial assets at fair value through the profit or loss		15,643		6,407
Derivative used for hedging		3,496		21,348
Time deposits and others		582,693		460,394
Available-for-sale financial assets		25,978		10,953
Held-to-maturity financial assets		3,248		436
Financial guarantee contracts [2]		389,814		213,947
Performance guarantee contracts [2]		—		14,490

Total	￦	11,250,781	￦	11,802,474

[1]	As of December 31, 2013, the Company is provided with a payment guarantee of ￦667,817 million from Seoul Guarantee Insurance related to the sale of certain accounts receivable arising from the handset sales.
[2]	Total amounts guaranteed by the Company according to the guarantee contracts.

3) Liquidity risk

The Company manages its liquidity risk by liquidity strategy and plans. The Company considers the maturity of financial assets and financial liabilities and the estimated cash flows from operations.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

The table below analyzes the Company’s liabilities into relevant maturity groups based on the remaining period at the date of the end of each reporting period to the contractual maturity date. These amounts are contractual undiscounted cash flows.

	2013.12.31
(in millions of Korean won)	Less than 1 year		1-5 years		More than 5 years		Total
Trade and other payables	￦	7,429,289	￦	789,999	￦	352,928	￦	8,572,216
Finance lease payables		22,498		52,877		—		75,375
Borrowings(including bonds payable)		3,147,761		5,408,176		3,468,282		12,024,219
Other non-derivative financial liabilities		—		3,166		53,704		56,870
Financial guarantee contracts[1]		389,814		—		—		389,814

Total	￦	10,989,362	￦	6,254,218	￦	3,874,914	￦	21,118,494

	2012.12.31
(in millions of Korean won)	Less than 1 year		1-5 years		More than 5 years		Total
Trade and other payables	￦	7,253,043	￦	686,700	￦	104,857	￦	8,044,600
Finance lease payables		15,826		29,474		—		45,300
Borrowings(including bond payables)		3,631,441		7,578,276		1,878,606		13,088,323
Other non-derivative financial liabilities		—		80,752		—		80,752
Financial guarantee contracts[1]		213,947		—		—		213,947
Performance guarantee contracts[1]		14,490		—		—		14,490

Total	￦	11,128,747	￦	8,375,202	￦	1,983,463	￦	21,487,412

[1]	Total amount guaranteed by the Company according to guarantee contracts. Cash flow from financial guarantee contracts is classified as the maturity group in the earliest period when the financial guarantee contracts can be executed.

Cash outflow and inflow of derivatives settled gross or net are undiscounted contractual cash flow and can differ from the amount in the financial statements.

	2013.12.31
(in millions of Korean won)	Less than 1 year		1-5 years		More than 5 years		Total
Outflow	￦	971,454	￦	1,377,071	￦	38,795	￦	2,387,320
Inflow		910,488		1,256,407		41,648		2,208,543

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

	2012.12.31
(in millions of Korean won)	Less than 1 year		1-5 years		More than 5 years		Total
Outflow	￦	1,020,494	￦	1,507,287	￦	41,292	￦	2,569,073
Inflow		949,921		1,550,822		45,093		2,545,836

(2) Disclosure of capital management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other shareholders and to maintain an optimal capital structure to reduce the cost of capital.

The Company’s capital structure consists of liabilities including borrowings, cash and cash equivalents, and shareholders’ equity. The treasury department monitors the Company’s capital structure and considers cost of capital and risks related each capital component.

The debt-to-equity ratios as of December 31, 2013 and 2012, are as follows:

(in millions of Korean won)	2013		2012
Total liabilities	￦	21,981,623	￦	21,339,933
Total equity		12,864,910		13,217,975
Debt-to-equity ratio		171%		161%

The Company manages capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings less cash and cash equivalents. Total capital is calculated as ‘equity’ in the statement of financial position plus net debt.

The gearing ratios as of December 31, 2013 and 2012, are as follows:

(in millions of Korean won, %)	2013		2012
Total borrowings	￦	11,552,103	￦	11,477,765
Less: cash and cash equivalents		(2,070,869)		(2,057,613)

Net debt		9,481,234		9,420,152
Total equity		12,864,910		13,217,975

Total capital	￦	22,346,144	￦	22,638,127

Gearing ratio		42%		42%

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(3) Offsetting Financial Assets and Financial Liabilities

Details of the Company’s recognized financial assets subject to enforceable master netting arrangements or similar agreements are as follows:

(in millions of Korean won)	2013
					Net amounts presented in the statement of financial position		Amounts not offset
	Gross assets		Gross liabilities offset				Financial instruments		Cash collateral		Net amount

Derivative assets for hedging purpose[1]	￦	5,393	￦	—	￦	5,393	￦	(5,393)	￦	—	￦	—
Trade receivables[2]		100,989		(60)		100,929		(92,979)		—		7,950

	￦	106,382	￦	(60)	￦	106,322	￦	(98,372)	￦	—	￦	7,950

(in millions of Korean won)	2012
					Net amounts presented in the statement of financial position		Amounts not offset
	Gross assets		Gross liabilities offset				Financial instruments		Cash collateral		Net amount

Derivative assets for hedging purpose[1]	￦	11,120	￦	—	￦	11,120	￦	(11,120)	￦	—	￦	—
Trade receivables[2]		103,733		(32)		103,701		(87,276)		—		16,425

	￦	114,853	￦	(32)	￦	114,821	￦	(98,396)	￦	—	￦	16,425

[1]	The amount applied with master netting arrangements under the standard contract of ISDA(International Swap and Derivatives Association).
[2]	The amount applied with netting arrangements under the reference offer of the telecommunication facility interconnection and sharing data among telecommunications companies.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

The Company’s recognized financial liabilities subject to enforceable master netting arrangements or similar agreements are as follows:

(in millions of Korean won)	2013
					Net amounts presented in the statement of financial position		Amounts not offset
	Gross liabilities		Gross assets offset				Financial instruments		Cash collateral		Net amount

Derivative liabilities for hedging purpose [1]	￦	9,889	￦	—	￦	9,889	￦	(5,393)	￦	—	￦	4,496
Trade payables[2]		95,754		—		95,754		(92,979)		—		2,775
Other payables[2]		11		(2)		9		—		—		9

	￦	105,654	￦	(2)	￦	105,652	￦	(98,372)	￦	—	￦	7,280

(in millions of Korean won)	2012
	Gross liabilities		Gross assets offset		Net amounts presented in the statement of financial position		Amounts not offset
							Financial instruments		Cash collateral		Net amount

Derivative liabilities for hedging purpose [1]	￦	16,848	￦	—	￦	16,848	￦	(11,120)	￦	—	￦	5,728
Trade payables[2]		89,665		—		89,665		(87,276)		—		2,389
Other payables[2]		4		(1)		3		—		—		3

	￦	106,517	￦	(1)	￦	106,516	￦	(98,396)	￦	—	￦	8,120

[1]	The amount applied with master netting arrangements under the standard contract of ISDA(International Swap and Derivatives Association).
[2]	The amount applied with netting arrangements under the reference offer of the telecommunication facility interconnection and sharing data among telecommunications companies.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

38.	Fair Value

38.1 Fair Value of Financial Instruments by Category

Carrying amount and fair value of financial instruments by category as of December 31, 2013 and 2012, are as follows:

(in millions of Korean won)	2013				2012
	Carrying amount		Fair value		Carrying amount		Fair value

Financial assets
Cash and cash equivalents[1]	￦	2,070,869	￦	2,070,869	￦	2,057,613	￦	2,057,613
Trade and other receivables[1]		6,106,218		6,106,218		6,980,474		6,980,474
Other financial assets
Financial instruments at fair value through profit or loss		15,643		15,643		6,407		6,407
Derivative financial instruments for hedging purpose		3,496		3,496		21,348		21,348
Time deposits and others[1]		585,941		585,941		460,830		460,830
Available-for-sale financial assets[2]		405,194		405,194		301,718		301,718

	￦	9,187,361	￦	9,187,361	￦	9,828,390	￦	9,828,390

Financial liabilities
Trade and other liabilities [1]	￦	8,472,707	￦	8,472,707	￦	7,922,662	￦	7,922,662
Financial lease liabilities		68,210		68,210		41,646		41,646
Borrowings		11,483,893		11,499,645		11,436,119		11,563,669
Other financial liabilities
Financial instruments at fair value through profit or loss		2,956		2,956		3,216		3,216
Derivative financial instruments for hedging purpose		150,612		150,612		112,603		112,603
Financial guarantee liability[1]		13,654		13,654		9,328		9,328
Other financial liabilities[1]		73,080		73,080		16,649		16,649

	￦	20,265,112	￦	20,280,864	￦	19,542,223	￦	19,669,773

[1]	The Company did not conduct fair value estimation since the book value is a reasonable approximation of the fair value.
[2]	Equity instruments that do not have a quoted price in an active market are measured at cost because their fair value cannot be measured reliably and excluded from the fair value disclosures.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

38.2 Financial Instruments Measured at Cost

Available-for-sale financial assets measured at cost as of December 31, 2013 and 2012, are as follows:

(in millions of Korean won)	2013		2012

SBS KT SPC	￦	25,000	￦	25,000
MBC KT SPC		11,000		11,000
KBS KT SPC		11,000		11,000
IBK-AUCTUS Green Growth Private Equity Fund		14,319		14,319
Ustream Inc.		11,295		11,295
KOCREF REITs		7,000		—
Presto Private Equity Fund		4,000		—
Enterprise DB(Convertible Preferred Stock)		3,013		3,013
The 1st Praxis PE		3,000		—
Soulbay Indochina Private Equity Fund		3,000		—
AMOGREENTECH		3,000		3,000
Kokam Co., Ltd.		2,794		2,794
Channel A		2,391		2,391
Nexenta Systems(Convertible Preferred Stock)		2,260		2,260
KOFSGSK Corporate’s Financial Stabilization Private Equity Fund		2,000		—
Kamur Private Equity Fund No.1(Partnership enterprises)		2,000		—
JTBC		2,000		2,000
CSTV		2,000		2,000
Shinhan K2 Secondary Fund		1,950		1,050
JKL Private Equity Fund No.4		1,905		1,905
JKL-Quintessa Private Equity Fund		1,833		—
Minigate(Convertible Preferred Stock)		1,800		1,800
United Turnaround PEF No.3		1,187		—
Newkyunggi Resort Corp		1,240		1,240
Nexenta Systems		1,029		1,029
Goods Flow Co., Ltd.		1,000		1,000
Mirae Asset Good Company Secondary Investment Fund		1,000		—
Innopolis-CJ Bio Healthcare Fund		1,000		—
KaKao Co., Ltd		1,000		—
Others		16,417		30,061

	￦	142,433	￦	128,157

The range of cashflow estimates is significant and the probabilities of the various estimates cannot be reasonably assessed and therefore these instruments are measured at cost.

The Company does not have any plans to dispose of the above-mentioned equities instruments in the near future. These instruments will be measured at fair value when the Company can develop a reliable estimate of the fair value.

38.3 Fair Value Hierarchy

Assets measured at fair value or for which the fair value is disclosed are categorized within the fair value hierarchy, and the defined levels are as follows:

•	Quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1).

•	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, prices) or indirectly (that is, derived from prices) (Level 2).

•	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (Level 3).

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

Fair value hierarchy classifications of the financial assets and financial liabilities that are measured at fair value or its fair value is disclosed as of December 31, 2013, are as follows:

	2013
(in millions of Korean won)	Level 1		Level 2		Level 3		Total

Recurring fair value measurements
Other financial assets
Financial assets at fair value through profit or loss	￦	—	￦	499	￦	15,144	￦	15,643
Derivative financial assets for hedging purpose		—		—		3,496		3,496
Available-for-sale financial assets		55,347		57,533		292,314		405,194

		55,347		58,032		310,954		424,333

Disclosed fair value
Jointly controlled entities and associates		69,840		—		—		69,840
Investment property[1]		—		—		2,051,183		2,051,183

		69,840		—		2,051,183		2,121,023

	￦	125,187	￦	58,032	￦	2,362,137	￦	2,545,356

Recurring fair value measurements
Other financial liabilities
Financial liabilities at fair value through profit or loss	￦	—	￦	6	￦	2,950	￦	2,956
Derivative financial liabilities for hedging purpose		—		113,980		36,632		150,612

		—		113,986		39,582		153,568

Disclosed fair value
Borrowings		—		—		11,499,645		11,499,645

		—		—		11,499,645		11,499,645

	￦	—	￦	113,986	￦	11,539,227	￦	11,653,213

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

	2012
(in millions of Korean won)	Level 1		Level 2		Level 3		Total

Recurring fair value measurements
Other financial assets
Financial assets at fair value through profit or loss	￦	—	￦	119	￦	6,288	￦	6,407
Derivative financial assets for hedging purpose		—		837		20,511		21,348
Available-for-sale financial assets		49,156		35,361		217,201		301,718

		49,156		36,317		244,000		329,473

Disclosed fair value
Jointly controlled entities and associates		52,882		—		—		52,882
Investment property[1]		—		—		2,335,642		2,335,642

		52,882		—		2,335,642		2,388,524

	￦	102,038	￦	36,317	￦	2,579,642	￦	2,717,997

Recurring fair value measurements
Other financial liabilities
Financial liabilities at fair value through profit or loss	￦	—	￦	63	￦	3,153	￦	3,216
Derivative financial liabilities for hedging purpose		—		89,063		23,540		112,603

		—		89,126		26,693		115,819

Disclosed fair value
Borrowings		—		—		11,563,669		11,563,669

		—		—		11,563,669		11,563,669

	￦	—	￦	89,126	￦	11,590,362	￦	11,679,488

[1]	The highest and best use of a non-financial asset does not differ from its current use.

38.4 Transfers Between Fair Value Hierarchy Levels of Recurring Fair Value Measurements

(a)	Details of transfers between Level 1 and Level 2 of the fair value hierarchy for the recurring fair value measurements are as follows:

There are no transfers between Level 1 and Level 2 of the fair value hierarchy for the recurring fair value measurements.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(b)	Details of changes in Level 3 of the fair value hierarchy for the recurring fair value measurements are as follows:

			2013
	Interest rate swap		Other derivative assets		Derivative financial assets for hedging purpose		Available- for-sale		Other derivative liabilities		Financial liabilities designated as at fair value through profit or loss		Derivative financial liabilities for hedging purpose

Beginning balance	￦	1	￦	6,287	￦	20,511	￦	217,201	￦	—	￦	3,153	￦	23,540
Reclassification		15,633		—		(15,633)		—		—		—		—
Amount recognized in profit or loss[1]		(8,395)		2,469		127		(3,844)		148		(351)		9,268
Amount recognized in other comprehensive income[2]		—		—		(1,509)		95,434		—		—		3,824

Purchases		—		—		—		3,009		—		—		—

Sales		—		(851)		—		(29,851)		—		—		—
Transfer into Level 3 (From Cost method)		—		—		—		10,365		—		—		—

Ending balance	￦	7,239	￦	7,905	￦	3,496	￦	292,314	￦	148	￦	2,802	￦	36,632

				2012
							Financial
							liabilities
							designated	Derivative
				Derivative			as at	financial
				financial			fair value	liabilities
			Other	assets for			through	for
	Interest		derivative	hedging	Available-		profit or	hedging
	rate swap		assets	purpose	for-sale		loss	purpose

Beginning balance	￦	—	￦ 4,151	￦ 63,689	￦	134,346	￦ —	￦ —
Reclassification		—	—	(12,886)		—	—	12,886
Amount recognized in profit or loss[1]		1	—	(29,350)		(1,122)	(334)	28,708
Amount recognized in other comprehensive income[2]		—	—	(942)		33,679	—	(18,054)
Purchases		—	2,136	—		13,209	3,487	—

Sales		—	—	—		(6,164)	—	—
Transfer into Level 3 (From Cost method)		—	—	—		33,253	—	—

Ending balance	￦	1	￦ 6,287	￦ 20,511	￦	207,201	￦ 3,153	￦ 23,540

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

38.5 Valuation Technique and the Inputs

Valuation techniques and inputs used in the recurring, non-recurring fair value measurements and disclosed fair values categorized within Level 2 and Level 3 of the fair value hierarchy as of December 31, 2013, are as follows:

	2013
(in millions of Korean won)	Fair value		Level	Valuation techniques

Recurring fair value measurements
Other financial assets
Financial assets at fair value through profit or loss
Held for trading financial assets
Interest rate and currency swap	￦	7,239	3	Hull-White model
Currency forward		499	2	Discounted cash flow model
Other derivative assets		7,905	3	Monte-Carlo Simulation Option model (binomial trees)
Derivative financial assets for hedging purpose		3,496	3	Discounted cash flow model
Available-for-sale financial assets		349,847	2,3	Discounted cash flow model
Disclosed fair value
Investment property[1]		2,051,183	3	Discounted cash flow model

Recurring fair value measurements
Other financial liabilities
Financial liabilities at fair value through profit or loss
Held for trading financial assets
Currency forward		6	2	Discounted cash flow model
Other derivatives		148	3	Option model (binomial trees)
Financial liabilities designated as at fair value through profit or loss		2,802	3	Option model (binomial trees)
Derivative financial liabilities for hedging purpose		113,980	2	Discounted cash flow model
		36,632	3	Hull-White model
Disclosed fair value
Borrowings		11,499,645	3	Discounted cash flow model

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

	2012
(in millions of Korean won)	Fair value		Level	Valuation techniques

Recurring fair value measurements
Other financial assets
Financial assets at fair value through profit or loss
Held for trading financial assets
Interest rate swap	￦	1	3	Hull-White model
Currency forward		119	2	Discounted cash flow model
Other derivative assets		6,287	3	Option model (binomial trees)
Derivative financial assets for hedging purpose		837	2	Discounted cash flow model
		20,511	3	Hull-White model
Available-for-sale financial assets		252,562	2,3	Discounted cash flow model
Disclosed fair value

Investment property[1]		2,335,642	3	Discounted cash flow model

Recurring fair value measurements
Other financial liabilities
Financial liabilities at fair value through profit or loss
Held for trading financial assets
Interest rate swap		63	2	Discounted cash flow model
Financial liabilities designated as at fair value through profit or loss		3,153	3	Option model (binomial trees)
Derivative financial liabilities for hedging purpose		89,063	2	Discounted cash flow model
		23,540	3	Hull-White model
Disclosed fair value
Borrowings		11,563,669	3	Discounted cash flow model

38.6 Valuation Processes for Fair Value Measurements Categorized Within Level 3

The Company uses external experts that perform the fair value measurements required for financial reporting purposes. External experts report directly to the chief financial officer (CFO) and the audit committee (AC), and discusses valuation processes and results with the CFO and AC at least once every quarter in line with the Company’s quarterly reporting dates.

38.7 Gains and losses on valuation at the transaction date

In the case that the Group values derivative financial instruments using inputs not based on observable market data, and the fair value calculated by the said valuation technique differs from the transaction price, then the fair value of the financial instruments is recognized as the transaction price. The difference between the fair value at initial recognition and the transaction price is deferred and amortized using a straight-line method by maturity of the financial instrument. However, in the case that inputs of the valuation techniques become observable in markets, the remaining deferred difference is immediately recognized in full in profit for the year.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

In relation to this, details and changes of the total deferred difference for the years ended December 31, 2013 and 2012, are as follows:

(in millions of Korean won)	2013		2012

Beginning balance	￦	54,152	￦	—
New transactions		—		54,152
Amortization		(10,830)		—

Ending balance	￦	43,322	￦	54,152

39.	Business Combination

(1) KT Rental Co., Ltd.

On July 2012, the restriction on controlling power of the Controlling Company under the shareholders’ agreement between the Controlling Company and KRI was resolved, and KT rental was included in the consolidated subsidiaries. These transactions were accounted for in accordance with Korean IFRS 1103, Business Combinations. As a result of applying acquisition method, the Company recognized goodwill of ￦131,426 million.

Details of the consideration transferred, fair value of the acquired identifiable assets and liabilities and goodwill at the acquisition date are as follows:

(in millions of Korean won)
Fair value of existing shares before business combination	￦	305,730

Consideration transferred (a)	￦	305,730

Recognized amounts of assets acquired and liabilities assumed [1]
Cash and cash equivalents	￦	23,160
Trade and other receivables		120,964
Loans receivable		49,805
Financial lease receivables		254,264
Other financial assets		1,983
Inventories		779
Tangible assets (rental vehicle, others)		992,516
Intangible assets (orders on hand, customer relationship, others)		69,866
Other assets		34,031
Trade and other payables		(195,933)
Borrowings		(985,790)
Current income tax liabilities		(5,138)
Retirement benefit obligation		(4,065)
Deferred income tax liabilities		(9,151)
Other liabilities		(46,759)

The net of total amounts of identifiable assets and liabilities measured at fair value (b)	￦	300,532
Non-controlling interests [2] (c)		126,228

Goodwill (a-b+c)	￦	131,426

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

[1]	The assets acquired and liabilities assumed are measured at fair value in accordance with Korean IFRS 1103, Business Combination.
[2]	At the date of acquisition, the Company measures any non-controlling interest in KT Rental Co., Ltd. at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets.

As described in Note 14, the previously held interest in KT Rental Co., Ltd. was measured at fair value, and the Company recognized other income of ￦126,011 million arising from the value measurement on acquisition.

After the acquisition date, the operating revenue and net income for consolidation of KT Rental Co., Ltd. before the elimination of related party transactions with its subsidiaries are ￦368,228 million and ￦11,072 million, respectively. If KT Rental Co., Ltd. was consolidated on January 1, 2012, the operating revenue and net income included in consolidated income statement would have been ￦715,604 million and ￦25,995 million, respectively.

The fair value of trade accounts receivable and others acquired from KT Rental Co., Ltd. is ￦120,964 million, but the full contract value is ￦132,915 million. The uncollectible amounts from these receivables are expected to be ￦11,951 million.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

40.	Interests in Unconsolidated Structured Entities

Details of information about its interests in unconsolidated structured entities, which the Group does not have control over, including the nature, purpose and activities of the structured entity and how the structured entity is financed, are as follows:

Remarks	Nature, purpose, activities and others

Real estate finance	A structured entity incorporated for the purpose of real estate development is provided with funds by investors’ investments in equity and borrowings from financial institutions (including long-term and short-term loans and issuance of ABCP due in three months), and based on these, the structured entity implements activities such as real estate acquisition, development and mortgage loans. The structured entity repays loan principals with funds incurred from instalment house sales after the completion of real estate development or with collection of the principal of mortgage loan. The remaining shares are distributed to investors. As of December 31, 2013, the Company is engaged in real estate finance structured entity, and generates revenues by receiving dividends from direct investments in or receiving interests on loans to the structured entity. Financial institutions including the Company are provided with guarantees including joint guarantees or real estate collateral from investors and others. Consequently, the Company is priority over other parties in preservation of claim. However, when the credit rating of investors and others decreases or when the value of real estate decreases, the Company may be obliged to cover losses.

PEF and investment funds	Minority investors including managing members contribute to PEF and investment funds incorporated for the purpose of providing funds to the small, medium, or venture entities, and the managing member implements activities such as investments in equity or loans based on the contributions. As of December 31, 2013, the Company is engaged in PEF and investment funds structured entity, and after contributing to PEF and investment funds, the Company receives dividends for operating revenues from these contributions. The Company is provided with underlying assets of PEF and investment funds as collateral. However, when the value of the underlying assets decreases, the Company may be obliged to cover losses.

M&A finance	A structured entity incorporated for the purpose of supporting a certain company’s financial structure improvement or acquiring equity or convertible bonds is provided with funds by investors’ investments in equity and long-term or short-term borrowings from financial institutions, and based on these, the structured entity acquires shares held by the entity, which has plans to improve its financial structure, or to dispose convertible bonds and others. The structured entity repays loan principals with funds incurred from disposals of holding shares after a certain period. The remaining shares are distributed to investors. As of December 31, 2013, the Company is engaged in M&A finance structured entity, and receives interests. Financial institutions are provided with guarantees including joint guarantees or shares subject to M&A from investors and others. Consequently, the Company has priority over other parties in preservation of claim. However, when the credit rating of investors and others decreases or when the value of shares provided as collateral decreases, the Company may be obliged to cover losses.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

Asset securitization	A transferor other than the Company transfers the assets, which are subject to securitization, to a structured entity incorporated by the transferor or other financial institutions other than the Company, and based on this as underlying assets, the structured entity is provided with funds by asset-backed borrowings and pays acquisition costs of the acquired underlying assets. As of December 31, 2013, the Company is engaged in the structured entity, and generates revenues by receiving interest income as the Company provides asset-backed loans directly to the structured entity. When the structured entity has difficulty repaying loan principal, the transferor has obligation to cover the lack of funds. Consequently, the financial institutions including the Company are priority over other parties in preservation of claim. However, when the credit rating of transferor decreases, the said group may be obliged to cover losses.

Other	There are other structured entity types, which the Company is engaged in, such as shipping finance, SPAC and others. Interest income is realized from the Company’s loans to the relevant structured entity. When the credit rating of the shipping company decreases, or the value of vessels decreases, the Company may be obliged to cover losses. When SPAC is listed or merged after the Company invests in shares or convertible bonds issued by the relevant structured entity, revenues are realized from disposal of the shares of the convertible bonds. However, the Company may be obliged to cover losses when SPAC is liquidated if the SPAC is not listed or merged.

(in millions of Korean won )
			PEF
	Real Estate		& Investment		Acquisition		Asset-
	Finance		Fund		Finance		backed		Others		Total
Total amount of Unconsolidated Structured Entities	￦	4,970,665	￦	7,915,355	￦	2,175,476	￦	5,981,382	￦	163,702	￦	21,206,580

Assets recognized in statement of financial position
Loans	￦	277,663	￦	360	￦	101,969	￦	228,413	￦	12,043	￦	620,448
Other financial assets		32,244		134,523		981		—		8,690		176,438
Jointly investment entities and associates		—		183,200		—		—		28,406		211,606
	￦	309,907	￦	318,083	￦	102,950	￦	228,413	￦	49,139	￦	1,008,492
Maximum loss exposure[1]	￦	309,907	￦	318,083	￦	102,950	￦	228,413	￦	49,139	￦	1,008,492
Investment Assets		—		—		—		—		—		—
Credit grants		103,500		—		—		—		—		103,500
	￦	413,407	￦	318,083	￦	102,950	￦	228,413	￦	49,139	￦	1,111,992

[1]	Maximum exposure to loss includes the investments recognized in the Company’s financial statements and the amounts which are probable to be determined when certain conditions are met by agreements including purchase agreements, credit granting and others.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

41.	Information About Non-controlling Interests

Changes in Accumulated Non-controlling Interests

The profit or loss allocated to non-controlling interests and accumulated non-controlling interests of subsidiaries that are material to the Company for the years ended December 31, 2013 and 2012, is as follows:

(in millions of Korean won)	2013
			Profit or loss
	Non-	Accumulated non-	allocated to	Dividends			Accumulated
	controlling	controlling interests	non-	paid to non-			non-controlling
	Interests	at the beginning of	controlling	controlling			interests at the
	rate(%)	the year	interests	interests	Others		end of the year

KT Skylife Co., Ltd.	49.89%	￦ 173,231	￦ 36,199	￦ (8,344)	￦	(1,386)	￦ 199,700
BC Card Co., Ltd	34.61%	208,923	35,949	(10,051)		26,895	261,716
KT Rental	42.00%	107,364	9,826	(2,075)		(407)	114,708
KT Powertel Co., Ltd.	55.15%	66,323	3,007	(1,538)		114	67,906
KT Hitel Co.,Ltd	36.30%	54,110	835	—		9,967	64,912

(in millions of Korean won)	2012
			Profit or loss
	Non-	Accumulated non-	allocated to	Dividends			Accumulated
	controlling	controlling interests	non-	paid to non-			non-controlling
	Interests	at the beginning of	controlling	controlling			interests at the
	rate(%)	the year	interests	interests	Others		end of the year

KT Skylife Co., Ltd.	49.85%	￦ 144,610	￦ 27,988	￦ —	￦	633	￦ 173,231
BC Card Co., Ltd	34.35%	174,633	32,929	(5,290)		6,651	208,923
KT Rental	42.00%	103,636	7,166	(3,192)		(246)	107,364
KT Powertel Co., Ltd.	55.15%	59,575	6,912	—		(164)	66,323
KT Hitel Co.,Ltd	34.06%	58,240	(3,593)	—		(537)	54,110

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

Summarized Financial Information on Subsidiaries

The summarized financial information for each subsidiary with non-controlling interests that are material to the Company before inter-company eliminations is as follows:

Summarized consolidated statements of financial position as of December 31, 2013 and 2012, are as follows:

	2013
(in millions of Korean won)	KT Skylife Co., Ltd.		BC Card Co., Ltd		KT Rental	KT Powertel Co., Ltd.		KT Hitel Co.,Ltd

Current assets	￦	270,890	￦	2,292,323	￦ 311,635	￦	87,932	￦	93,143
Non-current assets		396,879		631,593	1,808,089		79,199		117,895
Current liabilities		182,096		1,958,506	517,961		30,433		29,572
Non-current liabilities		85,413		209,223	1,328,659		13,579		2,650
Equity		400,260		756,187	273,104		123,119		178,816

					2012
(in millions of Korean won)	KT Skylife Co., Ltd.		BC Card Co., Ltd		KT Rental	KT Powertel Co., Ltd.		KT Hitel Co.,Ltd

Current assets	￦	288,051	￦	1,792,439	￦ 277,729	￦	93,876	￦	71,258
Non-current assets		338,954		702,707	1,396,985		81,986		119,261
Current liabilities		193,367		1,696,058	531,221		39,029		28,718
Non-current liabilities		86,129		190,875	887,872		16,584		2,924
Equity		347,509		608,213	255,621		120,249		158,877

Summarized consolidated statements of comprehensive income for the years ended December 31, 2013 and 2012, are as follows:

	2013
(in millions of Korean won)	KT Skylife Co., Ltd.		BC Card Co., Ltd		KT Rental		KT Powertel Co., Ltd.		KT Hitel Co.,Ltd

Sales	￦	604,322	￦	3,073,350	￦	848,434	￦	112,742	￦	130,337
Profit or loss for the year		72,554		103,868		23,394		5,453		2,301
Other comprehensive income		1,472		73,146		(786)		208		4,446
Total comprehensive income		74,026		177,014		22,608		5,661		6,747

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

	2012
(in millions of Korean won)	KT Skylife Co., Ltd.		BC Card Co., Ltd		KT Rental		KT Powertel Co., Ltd.		KT Hitel Co.,Ltd

Sales	￦	559,644	￦	3,111,706	￦	689,593	￦	124,936	￦	126,939
Profit or loss for the year		56,145		95,863		17,062		12,532		(10,549)
Other comprehensive income		(1,485)		19,363		(587)		(298)		(1,577)
Total comprehensive income		54,660		115,226		16,475		12,234		(12,126)

Summarized consolidated statements of cash flows for the years ended December 31, 2013 and 2012, are as follows:

	2013
(in millions of Korean won)	KT Skylife Co., Ltd.		BC Card Co., Ltd		KT Rental		KT Powertel Co., Ltd.		KT Hitel Co.,Ltd

Cash flows from operating activities	￦	130,432	￦	303,147	￦	(316,039)	￦	16,010	￦	10,345
Cash flows from investing activities		(208,276)		(16,907)		(44,767)		(15,794)		(17,849)
Cash flows from financing activities		(22,360)		(29,506)		360,219		(7,790)		13,192
Net (decrease)/increase in cash and cash equivalents		(100,204)		256,734		(587)		(7,574)		5,688
Cash and cash equivalents at beginning of year		116,887		321,042		25,774		13,513		2,061
Cash and cash equivalents at end of year		16,683		577,776		25,187		5,939		7,749

	2012
(in millions of Korean won)	KT Skylife Co., Ltd.		BC Card Co., Ltd		KT Rental		KT Powertel Co., Ltd.		KT Hitel Co.,Ltd

Cash flows from operating activities	￦	161,272	￦	32,859	￦	(214,565)	￦	8,733	￦	(8,312)
Cash flows from investing activities		(66,538)		(34,265)		(22,887)		(6,997)		5,884
Cash flows from financing activities		(18,394)		(12,620)		234,610		—		—
Net (decrease)/increase in cash and cash equivalents		76,340		(14,026)		(2,842)		1,736		(2,428)

Cash and cash equivalents at beginning of year		40,547		335,068		28,616		11,777		4,490
Cash and cash equivalents at end of year		116,887		321,042		25,774		13,513		2,062

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

Transactions with Non-controlling Interests

The effect of changes in the ownership interest on the equity attributable to owners of the Company during the year is summarized as follows:

(in millions of Korean won)	2013		2012

Carrying amount of non-controlling interests acquired[1]	￦	14,353	￦	178,763
Consideration paid to non-controlling interests[2]		(16,202)		(15,359)

Excess of consideration paid recognized in parent’s equity	￦	(1,849)	￦	163,404

[1]	In 2013, the Company acquired the remaining 40% of the issued shares of KT Dutch B.V., a subsidiary, for a purchase consideration of ￦3,980 million. The Company now holds 100% equity interest in KT Dutch B.V.. The carrying amount of the non-controlling interests in KT Dutch B.V. at the date of acquisition was ￦14,353 million. As a result, the Company derecognized non-controlling interests of ￦14,353 million and recorded an increase in equity attributable to owners of the parent of ￦10,373 million.

In 2012, the Company acquired 30.68% of the issued shares of BC Card Co., Ltd, a subsidiary of Vogo-BCC Investment Holdings Co., Ltd. and KGF-BCC LIMITED, for a purchase consideration of ￦288,828 million. The Company now holds 69.54% equity interest in BC Card Co., Ltd. The carrying amount of the non-controlling interests in BC Card Co., Ltd at the date of acquisition was ￦272,273 million. As a result, the Company derecognized non-controlling interests of ￦172,376 million and recorded an increase in equity attributable to owners of the parent of ￦116,452 million.

[2]	In 2013, the Company’s non-controlling interest increased by 2.24% through inequality capital increase of KT Hitel Co.,Ltd. This resulted in an increase in the carrying amount of non-controlling interest of ￦8,439 million. Also, on July 11, 2013, the Company’s non-controlling interest increased by 6.04% through inequality capital increase of Nasmedia, Inc. As a result, the carrying amount of non-controlling interest increased by ￦7,239 million.

In 2012, the Company’s non-controlling interest increased by 13.85% through inequality capital increase of KT cloudware Corporation on March 26, June 13 and November 30, 2012. This resulted in an increase in the carrying amount of non-controlling interest of ￦4,060 million. Also, on November 21, 2012, the Company’s non-controlling interest increased by 9.09% through inequality capital increase of KT music Corporation. As a result, the carrying amount of non-controlling interest increased by ￦5,360 million.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

42.	Discontinued Operations

As approved by the Company’s Board of Directors on August 9, 2012, the Company decided to sell KT Tech, Inc., its subsidiary, and discontinued the operations related to handset development. KT-Tech’s liquidation procedure has been completed and KT Tech’s electrical operating performance was reflected in profit or loss from discontinued operations.

Income and loss from discontinued operations for the year ended December 31, 2012, are as follows:

(in millions of Korean won)	2012

Revenue	￦	431
Expense		(35,756)
Income from discontinued operations before income taxes	￦	(35,325)
Income tax expense for discontinued operations		3,791
Income (loss) from discontinued operations	￦	(31,534)

Income (loss) from discontinued operations	￦	(31,534)

Cash flows from discontinued operations for the year ended December 31, 2012, are as follows:

(in millions of Korean won)	2012

Cash flows from operating activities	￦	40,017
Cash flows from investing activities		(3,609)
Cash flows from financing activities		(28,243)
Changes in foreign exchange rates		(6)

Total cash flows	￦	8,159

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

43.	Subsequent Events

The investment business division of KT Capital Co., Ltd., a consolidated subsidiary, will be spun off and merged with the Company on March 13, 2014.

Subsequent to December 31, 2013, the Company has issued commercial paper securities, as follows:

(in millions of Korean won)	Issue date	Face value of bond		Total issued amount		Maturity date

Commercial paper securities	2014.02.17	￦	300,000	￦	252,398	2019.02.18

Subsequent to December 31, 2013, the Company has decided to acquire these debts, as follows:

(in millions of Korean won)
		Acquisition	Acquisition
Original debtor	Creditor	price	date	Remarks

Malou (1st)	Green power(17th)	￦ 11,584	2014.2.20	Debt related to Romania solar PF
Korean alpha solar (2nd)	Grand(1st)	15,416	2014.2.20	Debt related to Romania solar PF
Korean alpha solar (2nd)	Grand(1st)	18,372	2014.2.20	Debt related to Romania solar PF

On March 12, 2014, KT ENS has filed for court receivership after failing to pay ￦49,100 million of commercial paper. There may be lawsuits over this issue, and the size and result cannot be reasonably predicted.

KT Skylife and NDS Group Ltd. confirmed the maturity date of their contract under the first step of arbitral award through voluntary arbitration (noninstitutional arbitration). Based on this arbitration, the second step of arbitration process is the decision on legal damages. Accordingly, on February 24, 2014, the two companies sent the first written form on the decision on legal damages to each other after the date for trial. The requested amount of KT Skylife and NDS Group Ltd. is ￦33,500 million and ￦28,200 million, respectively, with 6% of annual interest rate each.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

As of March 7, 2014, the Ministry of Science, ICT and Future Planning banned the mobile carriers from subscribing new customers and providing ‘handset change’ services. These mobile carriers violated the prohibition released by the Korea Communications Commission and provided discriminative subsidy on handsets. Meanwhile, lost, broken handsets and handsets used over 24 months are not included in the above wireless-business prohibition act. The Parent Company’s wireless-business suspension period lasts for 45 days, from March 13, 2014 to April 26, 2014.